2023

Annual Report



Delivering
e**X**cellence for our
Customers and Colleagues

Market leaders winning together

DXC/Principal Partner of Manchester United



DXC/Scuderia Ferrari Team Partner





"Our team is excited and proud of what we accomplished this year because we have worked hard to get DXC to this point. With the execution momentum we have created, along with our new operating model, we look forward to delivering in fiscal year 2024."

Mike Salvino
Chairman, President and Chief Executive Officer of DXC Technology

Message from our CEO

To the shareholders of DXC Technology,

I hope you and your families are doing well.

I would like to thank our DXC shareholders, customers, and colleagues for the trust that they have placed in our management team.

Our clear execution on our transformation journey by our talented team in fiscal year 2023 has delivered:

☑ **A better culture:** We have done a great job changing the culture of DXC. We have built a strong team that is executing, and I am excited with how we are able to add talent to our team.

☑ **Stronger customer relationships:** Our net promoter score has consistently been between 20 and 30, which is near the top end of the industry benchmark range.

☑ **An improved sales model:** Our focus on relationship selling has helped enhance the performance of our Global Business Services (GBS) and will focus Global Infrastructure Services (GIS) on driving cash flow. Our new sales approach is working, as we have delivered another year with a book to bill of over 1.

☑ **Revenue stability:** Our focus on our customers translated into revenue stability and we achieved four consecutive quarters of similar revenues, excluding the impact of currency and divestitures. GBS has demonstrated 8 quarters of organic growth, and this high-value business continues to become a larger part of our overall revenue, an outstanding proof point that this strategy is working.

☑ **Expanded margins, EPS and FCF:**
We have now delivered two years of free cash flow above $700 million.[*] Our non-GAAP earnings per share (EPS) was $3.47.[**] And our adjusted EBIT margin[*] increased in FY23, excluding the impact of non-cash pension income.

☑ And we have maintained our **investment grade credit profile**, while returning $1 billion back to shareholders.

I am happy that our focus in fiscal year 2024 will not be fixing challenges but delivering higher-quality revenue, and expanding margin, EPS, and FCF. We have committed to return another $1 billion to shareholders, while maintaining our solid investment grade credit profile.

Our execution has positioned us to deliver the company we have envisioned in fiscal year 2024. This will be made possible through our progression on the five steps of our Transformation Journey, which is now embedded in how we operate:

1 The first step is to **inspire and take care of our colleagues**, highlighted by our transition to an offering-led model. Our most experienced leaders are now focused on spending even more time with our customers and understanding the details of our accounts. And in fiscal year 2024, we will continue to add talent to our team.

2 Our second step is to **focus on our customers**, and we utilized an outside firm to benchmark their views on DXC. What we heard back gives us confidence that we are well-positioned for the future because our customers consider the work that we do for them today essential, and they want us to help them evolve to their technology future because they trust us.

3 The **expansion of margin** throughout the year was a function of our cost initiatives that focused on staff optimization, contractors, real estate and data centers, and third-party expenses. Our cost optimization initiatives will continue in FY24, with an increased emphasis on contractor reduction and data center rationalization.

4 The fourth step is to **seize the market**, and here we are seeing that our external reputation has changed. Our new sales approach is working, and we will continue to do relationship selling and have a disciplined approach in GIS.

5 Our last step is our **financial foundation**, which we continued to strengthen throughout the year:

- We intend to maintain our solid investment grade credit profile.

- We expect to deliver $900 million of free cash flow.[***]

- We announced another $1 billion commitment to repurchase our shares.

Our team is excited and proud of what we accomplished this year because we have worked hard to get DXC to this point. With the execution momentum we have created, along with our new operating model, we look forward to delivering in fiscal year 2024.

Thank you for your trust and commitment to DXC.

Regards,

Mike

Mike Salvino
Chairman, President and Chief Executive Officer

[*] Please see non-GAAP reconciliations to GAAP net income (loss), and cash flow from operations

[**] Please see non-GAAP reconciliation to diluted EPS in the Form 10-K, included as part of this annual report

[***] DXC does not provide a reconciliation of forward-looking non-GAAP measures because certain significant information required for such reconciliation is not available without unreasonable efforts or at all, including, most notably, the impact of significant non-recurring items

"Our customers view the work we do for them as essential, they want us to help them evolve to their technology future, and they trust us."

— Mike Salvino

OUR CUSTOMERS TELL US:

"With DXC, you have a partner that helps straddle both the traditional and the innovative."

"Our business doesn't function without the business of DXC."

"They're running our lifeblood operations. Others might have good IT, but I don't trust their reliability."

"DXC's innovation is considered cutting-edge."

"DXC has shown us the art of the possible."

"DXC brings in knowledge from a broader base than just our company that is relevant to my challenges."

"We work seamlessly as one team… DXC has the tenacity to raise and tackle all the hard issues."

"This is just as personal for them as it is for us."

"Key people from DXC are going to be there with us, crawl through the mud to get on the other side."

We live our values



Deliver
We do what we say
we are going to do.



Do the right thing
We act with integrity.



Care
We take care of each other
and foster a culture of
inclusion and belonging.



Collaborate
We work as a team —
globally and locally.



Community
We believe in stewardship
and building a sustainable
company that supports
our communities.

Recognition highlights











UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________________ to __________________

Commission File No.: 1-4850

DXC TECHNOLOGY COMPANY

(Exact name of registrant as specified in its charter)

Nevada	**61-1800317**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20408 Bashan Drive, Suite 231
Ashburn, Virginia 20147
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **(703) 245-9700**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	**DXC**	**The New York Stock Exchange**
1.750% Senior Notes Due 2026	**DXC 26**	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on September 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing price of a share of the registrant's common stock on that date, was $5,609,825,662.

211,274,016 shares of common stock, par value $0.01 per share, were outstanding as of May 8, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"), which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the registrant's fiscal year end of March 31, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

TABLE OF CONTENTS

Item		Page
	PART I	
1.	Business	3
1A.	Risk Factors	11
1B.	Unresolved Staff Comments	36
2.	Properties	36
3.	Legal Proceedings	36
4.	Mine Safety Disclosures	36
	PART II	
5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	37
6.	Reserved	38
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	39
7A.	Quantitative and Qualitative Disclosures about Market Risk	57
8.	Financial Statements and Supplementary Data	58
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	119
9A.	Controls and Procedures	119
9B.	Other Information	121
9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	121
	PART III	
10.	Directors, Executive Officers and Corporate Governance	122
11.	Executive Compensation	122
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	122
13.	Certain Relationships and Related Transactions, and Director Independence	123
14.	Principal Accountant Fees and Services	123
	PART IV	
15.	Exhibits and Financial Statement Schedules	124
16.	Form 10-K Summary	129

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements and assumptions contained in this Annual Report on Form 10-K and in the documents incorporated by reference that do not directly and exclusively relate to historical facts constitute "forward-looking statements." Forward-looking statements often include words such as "anticipates," "believes," "estimates," "expects," "forecast," "goal," "intends," "objective," "plans," "projects," "strategy," "target," and "will" and words and terms of similar substance in discussions of future operating or financial performance. These statements represent current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, among other things, statements with respect to our future financial condition, results of operations, cash flows, business strategies, operating efficiencies or synergies, divestitures, competitive position, growth opportunities, share repurchases, dividend payments, plans and objectives of management and other matters. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of our control.

Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to:

- *our inability to succeed in our strategic objectives;*
- *the risk of liability or damage to our reputation resulting from security incidents, including breaches, and cyber-attacks to our systems and networks and those of our business partners, insider threats, disclosure of sensitive data or failure to comply with data protection laws and regulations in a rapidly evolving regulatory environment; in each case, whether deliberate or accidental;*
- *our inability to develop and expand our service offerings to address emerging business demands and technological trends, including our inability to sell differentiated services amongst our offerings;*
- *our inability to compete in certain markets and expand our capacity in certain offshore locations and risks associated with such offshore locations, such as the on-going conflict between Russia and Ukraine;*
- *failure to maintain our credit rating and ability to manage working capital, refinance and raise additional capital for future needs;*
- *public health crises such as the COVID-19 pandemic;*
- *our indebtedness;*
- *the competitive pressures faced by our business;*
- *our inability to accurately estimate the cost of services, and the completion timeline of contracts;*
- *execution risks by us and our suppliers, customers, and partners;*
- *the risks associated with climate change and natural disasters;*
- *increased scrutiny of, and evolving expectations for, sustainability and environmental, social and governance ("ESG") initiatives;*
- *our inability to retain and hire key personnel and maintain relationships with key partners;*
- *the risks associated with prolonged periods of inflation or current macroeconomic conditions, including the current decline in economic growth rates in the United States and in other countries, the possibility of reduced spending by customers in the areas we serve, the success of our cost-takeout efforts, continuing unfavorable foreign exchange rate movements, and our ability to close new deals in the event of an economic slowdown;*
- *the risks associated with our international operations, such as risks related to currency exchange rates;*
- *our inability to comply with existing and new laws and regulations, including social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands;*
- *our inability to achieve the expected benefits of our restructuring plans;*
- *inadvertent infringement of third-party intellectual property rights or our inability to protect our own intellectual property assets;*
- *our inability to procure third-party licenses required for the operation of our products and service offerings;*
- *risks associated with disruption of our supply chain;*
- *our inability to maintain effective disclosure controls and internal control over financial reporting;*
- *potential losses due to asset impairment charges;*
- *our inability to pay dividends or repurchase shares of our common stock;*
- *pending investigations, claims and disputes and any adverse impact on our profitability and liquidity;*
- *disruptions in the credit markets, including disruptions that reduce our customers' access to credit and increase the costs to our customers of obtaining credit;*
- *counterparty default risk in our hedging program;*

- *our failure to bid on projects effectively;*
- *financial difficulties of our customers and our inability to collect receivables;*
- *our inability to maintain and grow our customer relationships over time and to comply with customer contracts or government contracting regulations or requirements;*
- *our inability to succeed in our strategic transactions;*
- *changes in tax rates, tax laws, and the timing and outcome of tax examinations;*
- *risks following the merger of Computer Sciences Corporation ("CSC") and Enterprise Services business of Hewlett Packard Enterprise Company's ("HPES") businesses, including anticipated tax treatment, unforeseen liabilities and future capital expenditures;*
- *risks following the spin-off of our former U.S. Public Sector business (the "USPS") and its related mergers with Vencore Holding Corp. and KeyPoint Government Solutions in June 2018 to form Perspecta Inc. (including its successors and permitted assigns, "Perspecta"), which was acquired by Peraton in May 2021; and*
- *the other factors described under Item 1A. "Risk Factors."*

No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date they are made. Any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which this Annual Report on Form 10-K was first filed. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. We make certain ESG and sustainability-related disclosures in this Annual Report on Form 10-K; our inclusion of those disclosures is in response to certain areas of stakeholder interest, and should not be read as implying that such disclosures are necessarily material to our operations, strategy or financial statements.

We provide information herein and on our website, including in our voluntary ESG-related reporting, that is not necessarily "material" under the U.S. federal securities laws for Securities and Exchange Commission (the "SEC") reporting purposes, even if we use the term "material" or "materiality" herein, on our website and in our external ESG disclosures, or in other materials that we may release from time to time in connection with our ESG efforts, goals and initiatives. For example, we include climate risk cost estimates in our voluntary climate change-related reporting, and these estimates, which are based on assumptions, we do not currently consider material as that term is defined under the U.S. federal securities laws. Any such ESG-related information, whether included herein, on our website or otherwise, may be informed by definitions of materiality other than the definition under the U.S. federal securities laws and may be informed by various ESG standards and frameworks (including SASB, TCFD, CDP and GRI standards as well as standards for the measurement of underlying data) and the interests of various stakeholders. Given the inherent uncertainty of such information, estimates, assumptions and timelines contained in our ESG-related disclosures, we may not be able to anticipate in advance whether or the degree to which such matters are "material" under the U.S. federal securities laws or whether we will or will not be able to meet our plans, targets or goals.

Furthermore, much of this information is subject to assumptions, estimates, or third-party information that is still evolving and subject to change. For example, our disclosures may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, changing stakeholder focus, or other factors, some of which may be beyond our control. Given the uncertainties, estimates, and assumptions involved, the materiality of some of this information is inherently difficult to assess far in advance. We may also rely on third-party information, standards, and certifications, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies or methodological concerns with the third-party data and frameworks we use, including in our own estimates or assumptions in response to such frameworks, may cause results to differ materially, and adversely, from estimates and beliefs made by us or third parties, including regarding our ability to achieve our goals. While we are not aware of any material flaws with the third-party information we have used, except to the extent disclosed, we have not undertaken to independently verify this information or the assumptions or other methodological aspects underlying such information.

Throughout this report, we refer to DXC Technology Company, together with its consolidated subsidiaries, as "we," "us," "our," "DXC," or the "Company." In order to make this report easier to read, we also refer throughout to (i) our Consolidated Financial Statements as our "financial statements," (ii) our Consolidated Statements of Operations as our "statements of operations," (iii) our Consolidated Statement of Comprehensive (Loss) Income as the "statements of comprehensive income,"(iv) our Consolidated Balance Sheets as our "balance sheets" and (v) our Consolidated Statements of Cash Flows as our "statements of cash flows." In addition, references throughout to numbered "Notes" refer to the numbered Notes to our Financial Statements that we include in the Financial Statements section of this report.

PART I

ITEM 1. BUSINESS

Overview

DXC, a Nevada corporation, is a global IT services market leader. We provide mission-critical IT services that transform global businesses. We deliver excellence for our customers and colleagues around the world.

Our more than 130,000 people in approximately 70 countries are entrusted by our customers, who represent approximately half of today's Fortune 500 companies. We operate through two segments: Global Business Services ("GBS") and Global Infrastructure Services ("GIS"), to provide solutions across our six differentiated offerings that modernize operations and drive innovation across our customers' entire IT estate.

DXC was formed on April 1, 2017 by the merger of CSC and HPES (the "HPES Merger").

Transformation Journey

DXC's transformation journey focuses on building stronger relationships with customers, its people, and unlocking value across our six offerings.

Key transformation journey priorities include:

- **Inspire and Take Care of our Colleagues** – Continuing to bring in new technology, account and delivery talent across the world, and making investments that recognize and reward our people

- **Focus on Customers** – Strengthening our customer relationships and ensuring we are proactively delivering for customers

- **Optimize Costs** – Optimizing value to better serve our customers by eliminating confusion and complexity

- **Seize the Market** – Seizing the market opportunity by cross-selling and expanding what we do with our customers across the six offerings

- **Financial Foundation** – Unlocking value by pursuing strategic alternatives, rationalizing our portfolio, and strengthening our balance sheet through creating a firm foundation that reflects our commitment to running a long-term sustainable business

The Company will continue to focus on execution of its transformation journey in the next fiscal year, with a continued focus on our people, revenue stabilization, cost optimization and winning in the market. The Company is continuing with its portfolio-shaping efforts, making the right investments and divesting assets that the Company does not believe are well integrated with the six offerings and its strategic direction in order to better focus on its strategy.

Important Divestitures

During the fourth quarter of fiscal 2023, DXC completed the sale of its German financial services subsidiary ("FDB" or the "FDB Business") to the FNZ Group ("FNZ") for €308 million (approximately $329 million), resulting in a pre-tax gain of approximately $215 million.

During the first quarter of fiscal 2022, DXC completed the sale of its healthcare provider software business ("HPS" or the "HPS Business") to Dedalus Holding S.p.A. ("Dedalus") for €468 million (approximately $551 million), resulting in a pre-tax gain on sale of $331 million.

During fiscal 2021, DXC completed the sale of its U.S. State and Local Health and Human Services business ("HHS" or the "HHS Business") to Veritas Capital Fund Management, L.L.C. ("Veritas Capital") for approximately $5.0 billion, resulting in a pre-tax gain on sale of $2,014 million.

See Note 2 - "Divestitures" for further information on divestitures.

Segments and Services

Our reportable segments are GBS and GIS.

Global Business Services

GBS provides innovative technology solutions that help our customers address key business challenges and accelerate transformations tailored to each customer's industry and specific objectives. GBS offerings include:

- *Analytics and Engineering.* Our portfolio of analytics services and extensive partner ecosystem help customers gain rapid insights, automate operations, and accelerate their transformation journeys. We provide software engineering, consulting, and data analytics solutions that enable businesses to run and manage their mission-critical functions, transform their operations, and develop new ways of doing business.
- *Applications.* We help simplify, modernize and accelerate mission-critical applications that support business agility and growth through our Applications services. We are the engineers that enable our customers to take advantage of the latest digital platforms with both customized and pre-packaged applications, ensure resiliency, launch new products and enter new markets with minimal disruption. We help customers define, execute and manage their enterprise applications strategy.
- *Insurance Software and Business Process Services ("BPS").* We partner with insurance clients, to modernize and run IT systems, provide proprietary modular insurance software and platforms, and operate the full spectrum of insurance business process services. We also help operate and continuously improve bank cards, payment and lending processes and operations, and customer experience operations.

Global Infrastructure Services

GIS provides a portfolio of technology offerings that deliver predictable outcomes and measurable results while reducing business risk and operational costs for customers. GIS offerings include:

- *Security.* Our Security services help customers assess risk and proactively address all facets of the security environment, from threat intelligence to compliance. We leverage proven methodologies, intelligent automation and industry-leading partners to tailor security solutions to customers' unique business needs. Our experts weave cyber resilience into IT security, operations and culture. Whether migrating to the cloud, protecting data with a Zero Trust strategy or managing a security operations center, our Security services enable our customers to focus on their business.
- *Cloud Infrastructure and IT Outsourcing ("ITO").* We enable customers to do Cloud Right™, making the right investments at the right time and on the right platforms. We orchestrate hybrid cloud and multicloud environments, ensuring private and public clouds, servers and mainframes operate effectively together. We provide companies with tailored plans for cloud migration and optimization to enable successful transformation. We leverage our deep expertise in legacy IT and drive innovation with reliable, secure, mission-critical IT Outsourcing services – from compute and data center, to storage and backup, to network, to mainframe and to business continuity – providing a clear path to modernization.

- *Modern Workplace.* Our Modern Workplace services put the employee experience first, helping them achieve new levels of productivity, engagement and collaboration while working seamlessly and securely on any device. Organizations are empowered to deliver a consumer-like experience, centralize IT management and support services, and improve the total cost of ownership.

See Note 20 - "Segment and Geographic Information" for additional information related to our reportable segments, including the disclosure of segment revenues, segment profit, and financial information by geographic area.

Sales and Marketing

We market and sell our services to customers through our direct sales force, which operates out of various locations around the world. Our customers include commercial businesses of many sizes and across many industries, as well as public sector enterprises. No individual customer exceeded 10% of our consolidated revenues for fiscal 2023, fiscal 2022, or fiscal 2021.

Seasonality

General economic conditions have an impact on our business and financial results. The markets in which we sell our solutions, services and products occasionally experience weak economic conditions that may negatively affect sales. We also experience some seasonal trends in the sale of our services. For example, contract awards and certain revenue are often tied to the timing of our customers' fiscal year-ends, and we also experience seasonality related to our own fiscal year-end selling activities.

Competition

The IT and professional services markets we compete in are highly competitive and are not dominated by a single company or a small number of companies. A substantial number of companies offer services that overlap our offerings and are competitive with our services. In addition, the increased importance of offshore labor centers has brought several foreign-based competitors into our markets.

Our competitors include:

- large multinational enterprises that offer some or all of the services and solutions that we offer;
- smaller companies that offer focused services and solutions similar to those that we offer;
- offshore service providers in lower-cost locations, particularly in India that sell directly to end-users;
- solution or service providers that compete with us in a specific industry segment or service area; and
- in-house functions of corporations that use their own resources rather than engaging an outside IT services provider.

The principal methods of competition in the markets for our solutions and services include:

- vision and strategic advisory ability;
- integrated solutions capabilities;
- performance and reliability;
- global and diverse talent;
- delivery excellence and ongoing support;
- responsiveness to customer needs;
- competitive pricing of services;
- technical and industry expertise;
- reputation and experience;
- quality of solutions and services; and
- financial stability and strong corporate governance.

Our ability to obtain new business and retain existing business is dependent upon the following:

- technology, industry and systems know-how with an independent perspective on best solutions across software, hardware, and service providers;
- ability to offer improved strategic frameworks and technical solutions;
- investments in our services and solutions;
- focus on responsiveness to proactively address customer needs, provide quality services and competitive prices;
- successful management of our relationships with leading strategic and solution partners in hardware, networking, cloud, applications and software;
- project management experience and capabilities, including delivery;
- end-to-end spectrum of IT and professional services we provide; and
- financial stability and strong corporate governance.

Intellectual Property

We rely on a combination of trade secrets, patents, copyrights, and trademarks, as well as contractual protections to protect our business interests. While our technical services and products are not generally dependent upon patent protection, we do selectively seek patent protection for certain inventions likely to be incorporated into products and services or where obtaining such proprietary rights will improve our competitive position.

As our patent portfolio has been built over time, the remaining terms of the individual patents across the patent portfolio vary. We believe that our patents and patent applications are important for maintaining the competitive differentiation of our solutions and services and enhancing our freedom to sell solutions and services in markets in which we choose to participate.

Additionally, we own or have rights to various trademarks, service marks, and trade names that are used in the operation of our business. We also own or have the rights to copyrights that protect the content of our products and other proprietary materials.

In addition to developing our intellectual property portfolio, we license intellectual property rights from third parties as we deem appropriate. We have also granted and plan to continue to grant licenses to others under our intellectual property rights when we consider these arrangements to be in our interest.

Environmental, Social and Governance (ESG)

The governance of DXC's ESG program is a multitiered process involving our Board of Directors (the "Board"), members of our executive staff and internal leadership. Our Board provides oversight of our ESG program, enabling us to have the governance, long-term strategy and processes to manage ESG outcomes and meet the needs of our stakeholders. The Nominating/Corporate Governance Committee of our Board has specific oversight of ESG. Our ESG leadership team regularly updates the committee on ESG status and provides an update to the full board annually.

Our ESG strategy reflects our ongoing commitment to being a responsible corporate citizen. DXC has been a signatory of the UN Global Compact ("UNGC") since the inception of our Company, and we are committed in our alignment with the UNGC's Ten Principles for responsible business practices. We are proud to be part of the global movement to reduce the impact of climate change on the world, and we are dedicated to driving sustainable growth by setting ambitious, science-based emissions reduction targets.

We strive to reduce our impact on the environment and improve resource efficiency in the areas of energy consumption, data center management and travel and transportation. Our conservation efforts are supported in part by our shift to a virtual-first operating model, which enables our workforce to be largely remote and helps us reduce our overall energy consumption, which in turn helps to reduce our greenhouse gas emissions. While the virtual-first model mainly helps reduce the size of our office footprint, we are also pursuing efficiency programs for data centers and data center rationalization programs to reduce energy consumption.

DXC also partners with customers to help them achieve their own climate-related goals. In response to shifting customer demand, we offer a number of products and services that can have a significant impact on our customers' sustainability objectives, delivering climate-related benefits far greater than what we could achieve alone through our internal carbon-reduction efforts. Offerings such as DXC Modern Workplace, cloud migration services and data-driven sustainability services can directly reduce carbon emissions for our customers, based on reports from our customers.

Additional information about our ESG initiatives is available on our website at *http://dxc.com/us/en/about-us/corporate-responsibility*. The information on our website, including our voluntary ESG-related reporting, is not incorporated by reference into, and is expressly not a part of, this report.

Environmental Regulation

Our operations are subject to regulation under various federal, state, local, and foreign laws concerning the environment and sustainability, including laws addressing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the clean-up of contaminated sites. Environmental costs and accruals are presently not material to our operations, cash flows or financial position; and, we do not currently anticipate material capital expenditures for environmental control facilities. However, we could incur substantial costs including clean-up costs, fines and civil or criminal sanctions and third-party damage or personal injury claims if we were to violate or become liable under existing and future environmental laws or legislation. To limit future risks, DXC has committed to set near-term company-wide emission reductions in line with the Science Based Targets initiative (SBTi).

Human Capital Management

As a leading global information technology services company, we attract highly skilled and educated people. As of March 31, 2023, we employed more than 130,000 people worldwide. At DXC we value our people and the opportunity to engage with them - we are at our best when our people feel valued and respected.

Value of Employee Engagement

We value our people and take various actions for employee engagement. Based on feedback received through periodic engagement surveys, management has implemented several initiatives to improve the employee experience through rewards and recognition, open communications and process improvement. Various platforms like Global Talent Management, Coaching & Mentoring, Career Development programs, and global recognition are also used to improve employee experiences and engagement.

Training and Education

We view professional development as a corporate responsibility - a strategic investment in our employees' and the company's future. Through our global learning management ecosystem, we offer hundreds of learning programs as well as a career development system to help employees reach their potential. Providing ways to learn, grow, and explore new and challenging opportunities contributes to our ability to retain a motivated, knowledgeable workforce. Assessing employee abilities and contributions is a cornerstone of development at DXC. Our self-directed learning culture encourages employees to learn at their own pace and in a learning environment of their preference. Key to our people development is the role managers play - we remain focused on equipping and enabling our people leaders so that our people have leaders that guide and support them in their development and success.

Inclusion & Diversity

We are committed to an inclusive and diverse workforce. The DXC Global Diversity and Non-Discrimination Policy guides our engagement in management and hiring practices that promote diversity and inclusion.

Human Rights

We are committed to the protection and advancement of human rights and to enabling our operations in communities around the world to function with integrity. DXC is firmly committed to seeking to prevent modern slavery and the exploitation of vulnerable groups. Our main human rights–related focus areas are adopting policies and practices aimed at preventing human rights abuses through our large and diverse global supply chain and supporting a diverse and inclusive corporate culture.

Available Information

We use our corporate website, *www.dxc.technology*, as a routine channel for distributing important information, including detailed company information, financial news, SEC filings, Annual Reports, historical stock information and links to a recent earnings call webcast. DXC's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and the Proxy Statements for our Annual Meetings of Stockholders are made available, free of charge, on our corporate website as soon as reasonably practicable after such reports have been filed with or furnished to the SEC. They are also available through the SEC at *www.sec.gov.* Our corporate governance guidelines, Board committee charters (including the charters of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee) and code of ethics entitled "Code of Conduct" are also available on our website. The information on our website is not incorporated by reference into, and is not a part of, this report.

Information About Our Executive Officers

Name	Age	Year First Elected as Officer	Term as an Officer	Position Held with the Registrant as of the filing date	Family Relationship
Michael J. Salvino	57	2019	Indefinite	Chairman, President and Chief Executive Officer	None
Kenneth P. Sharp	52	2020	Indefinite	Executive Vice President and Chief Financial Officer	None
Mary E. Finch	54	2019	Indefinite	Executive Vice President, Chief Human Resources Officer and Global Lead, Marketing	None
William L. Deckelman, Jr.	65	2017	Indefinite	Executive Vice President and General Counsel	None
James M. Brady	56	2023	Indefinite	Executive Vice President and Chief Operating Officer	None
Christopher R. Drumgoole	48	2021	Indefinite	Global Lead, Cloud Infrastructure and ITO	None
Christopher A. Voci	51	2021	Indefinite	Senior Vice President, Corporate Controller and Principal Accounting Officer	None

Business Experience of Executive Officers

Michael J. Salvino serves as Chairman, President and Chief Executive Officer of DXC. He was appointed President and Chief Executive Officer of DXC in September 2019, has been a member of the Board since May 2019 and was appointed Chairman of the Board in July 2022. Prior to joining DXC, Mr. Salvino served as managing director of Carrick Capital Partners from 2016 to 2019, where he was directly involved with Carrick's portfolio companies and in sourcing new investments, growing and managing large scale tech-enabled services businesses, specifically business process outsourcing, security and machine learning. Prior to his tenure at Carrick, from 2009 to 2016, Mr. Salvino served as group chief executive of Accenture Operations, where he led a team of more than 100,000 consulting and outsourcing professionals focused on providing business process outsourcing, infrastructure, security and cloud services to deliver business value and drive productivity and digital improvements for clients. Prior to that, he held leadership roles in the HR outsourcing business at Hewitt Associates Inc. and as president of the Americas Region at Exult Inc. Mr. Salvino is a board member of the Atrium Health Foundation, the largest healthcare system in the Carolinas, where he serves on the Investment Oversight Committee for both the hospital and the foundation. Mr. Salvino graduated from Marietta College with a Bachelor of Science degree in industrial engineering. He is a member of the Board of Visitors of the Duke University Pratt School of Engineering.

Kenneth P. Sharp became the Executive Vice President and Chief Financial Officer of DXC in November 2020. Prior to joining DXC, Mr. Sharp served as Vice President and Chief Financial Officer, Defense Systems Sector for Northrop Grumman ("NOC") from June 2018 to November 2020. From January 2016 to June 2018, Mr. Sharp served as Senior Vice President, Finance of Orbital ATK (subsequently purchased by NOC). Prior to that, he served as Senior Vice President, Chief Accounting Officer and Corporate Controller of Leidos, Inc. (formerly SAIC, Inc.). Before joining Leidos, Mr. Sharp spent a decade at CSC, the predecessor company to DXC and eight years at Ernst & Young. Mr. Sharp also served in the United States Marine Corps.

Mary E. Finch serves as Executive Vice President, Chief Human Resources Officer and Global Lead, Marketing of DXC since April 2023. She previously served as Executive Vice President and Chief Human Resources Officer of DXC from October 2019 to April 2023. Before joining DXC, Ms. Finch served as Executive Vice President and Chief Human Resources Officer of AECOM from September 2015 to October 2019. Prior to that, she served at Accenture as Senior Managing Director from September 2013 to August 2015 and as Managing Director Human Resources from January 2001 to September 2013, where she held various roles across the company including COO of Human Resources where she drove global delivery of HR services, overseeing operations supporting approximately 320,000 employees across 56 countries and multiple Accenture businesses. Ms. Finch also served as VP Human Resources of Abilizer Solutions Inc. from 2000 to 2001.

William L. Deckelman, Jr. serves as Executive Vice President and General Counsel of DXC since September 2020. He previously served as Executive Vice President, General Counsel and Secretary of DXC since the completion of the HPES Merger. Prior to that, Mr. Deckelman served as Executive Vice President, General Counsel and Secretary of CSC. Mr. Deckelman joined CSC in January 2008 and served as Vice President, General Counsel and Secretary from 2008 to 2012, as Executive Vice President and General Counsel from 2012 to 2014, and as Executive Vice President, General Counsel and Secretary from August 2014 until the completion of the HPES Merger. Prior to joining CSC, Mr. Deckelman served as Executive Vice President and General Counsel of Affiliated Computer Services Inc. from 2000 to 2008, served as a director from 2000 to 2003, and previously held various executive positions there from 1989 to 1995.

James M. Brady serves as Executive Vice President and Chief Operating Officer of DXC since April 2023. He previously served as Executive Vice President of Global Delivery from April 2022 to April 2023 and as President of the Americas Region from June 2020 to April 2022. Before joining DXC, he served as Chief Operating Officer of Accumen Inc., a tech-enabled healthcare performance company, from July 2012 until June 2020. Before joining Accumen Inc., Mr. Brady served in a variety of leadership positions at Accenture from June 2006 until July 2012. Prior to that, Mr. Brady served 20 years at Honeywell in a variety of leadership roles, most recently as vice president of Integrated Supply Chain for the aerospace engines business.

Christopher R. Drumgoole was appointed Global Lead, Cloud Infrastructure and ITO in April 2023. He previously served as Executive Vice President and Chief Operating Officer of DXC from August 2021 to April 2023 and as Executive Vice President and Chief Information Officer of DXC from April 2020 to August 2021. Before joining DXC, Mr. Drumgoole served as Chief Information Officer at GE from May 2018 to April 2020, where he led the company's global technology operations, including applications, infrastructure, and related shared services. Prior to that role, he was GE's Chief Technology Officer from April 2014 to April 2018. Mr. Drumgoole joined GE from Verizon, where he was Chief Operating Officer of Verizon's Terremark subsidiary, a cloud, hosting, and data center provider, from January 2012 to April 2014. Mr. Drumgoole serves on the Board of Directors of PetSmart; on the Advisory Board of Florida International University's College of Engineering & Computing; and on the Board of Directors of ONUG, a forum for IT business leaders interested in open technologies.

Christopher A. Voci was appointed Senior Vice President, Corporate Controller and Principal Accounting Officer in June 2021. Before joining DXC, Mr. Voci served as Senior Vice President, Corporate Controller and principal accounting officer for CACI International Inc. from November 2018 to May 2021. From June 2018 to November 2018, Mr. Voci served as Vice President and Controller for the Innovation Systems Sector of Northrop Grumman Corporation. From 2016 to June 2018, Mr. Voci served first as Vice President, Finance and then as Controller and Chief Accounting Officer of Orbital ATK (subsequently purchased by Northrop Grumman). Prior to that, he spent eleven years at Air Products and Chemicals, Inc. ("APD"). While at APD from 2004 to 2015, Mr. Voci was Global Controller Industrial Gases from 2014 to 2015, Global Controller Merchant Gases from 2011 to 2014, Director, Financial Planning & Analysis from 2007 to 2011 and Global Healthcare Controller from 2004 to 2007. Mr. Voci served as Senior Manager, Audit and Risk Advisory Services at KPMG LLP from 2002 to 2004 and in various roles at Arthur Andersen LLP from 1994 to 2002.

Item 1A.   RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, which may materially and adversely affect our business, financial condition, and results of operations, and the actual outcome of matters as to which forward-looking statements are made in this Annual Report on Form 10-K. In such case, the trading price for DXC common stock could decline, and you could lose all or part of your investment. Past performance may not be a reliable indicator of future financial performance and historical trends should not be used to anticipate results or trends in future periods. Future performance and historical trends may be adversely affected by the risks discussed in this section. Other variables and risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect our business, financial condition, and results of operations or the price of shares of our common stock in the future.

Risk Factor Summary

Risks Related to Our Business

- We may not succeed in our strategic objectives.

- We could be vulnerable to security breaches, cyber-attacks or disclosure of confidential or personal data.

- Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth.

- Our operations in certain offshore locations may expose us to risks inherent to these locations.

- Failure to maintain our credit rating and ability to manage working capital, refinance and raise additional capital for future needs could adversely affect our liquidity, capital position, borrowing cost, and access to capital markets.

- Our business and financial results could be materially adversely affected by public health crises.

- Our indebtedness could have a material adverse effect on our financial condition and results of operations.

- Our primary markets are highly competitive. If we are unable to compete in these highly competitive markets, our results of operations may be materially and adversely affected.

- If we are unable to accurately estimate the cost of services and the timeline for completion of contracts, the profitability of our contracts may be materially and adversely affected.

- Performance under contracts, including those on which we have partnered with third parties, may be adversely affected if we or the third parties fail to deliver on commitments or otherwise breach obligations to our customers.

- We are subject to a series of risks relating to climate change and natural disasters; and increased scrutiny of, and evolving expectations for, sustainability and ESG initiatives could also adversely impact our business.

- We may not be able to attract and retain qualified personnel.

- Prolonged periods of inflation where we do not have adequate inflation protections in our customer contracts could increase costs, have an adverse effect on general economic conditions and impact consumer budgeting.

- Our international operations are exposed to risks, including fluctuations in exchange rates.

- Failure to comply with federal, state, local and foreign laws and regulations could result in costs or sanctions that adversely affect our business. Social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands, may adversely affect our relationships with customers and investors.

- We may not achieve some or all of the expected benefits of our restructuring plans and our restructuring may adversely affect our business.

- We may inadvertently infringe on the intellectual property rights of others and our inability to procure third-party licenses may result in decreased revenue or increased costs.

- Disruption of our supply chain could adversely impact our business.

- We may be exposed to negative publicity and other potential risks if we are unable to maintain effective disclosure controls and internal controls over financial reporting.

- We could suffer additional losses due to asset impairment charges.

- We may not be able to pay dividends or repurchase shares of our common stock that we announced previously.

- Pending litigations may have a material and adverse impact on our profitability and liquidity.

- Disruptions in the credit markets may reduce our customers' access to credit and increase the costs to our customers of obtaining credit, and our hedging program is subject to counterparty default risk.

- We may not achieve revenue and profit objectives if we fail to competitively bid on our projects effectively.

- If our customers experience financial difficulties, we may not be able to collect our receivables.

- If we are unable to maintain and grow our customer relationships over time or to comply with customer contracts or government contracting regulations or requirements, our operating results and cash flows will suffer.

- Our strategic transactions may prove unsuccessful.

- Changes in tax rates, tax laws, and the timing and outcome of tax examinations could affect our results of operations.

Risks Related to Our Completed Strategic Transactions

- We could have an indemnification obligation to HPE if the stock distribution in connection with the HPES business separation were determined not to qualify for tax-free treatment.

- If the HPES Merger does not qualify as a reorganization under Section 368(a) of the Code, CSC's former stockholders may incur significant tax liabilities.

- We assumed certain material pension benefit obligations following the HPES Merger. These liabilities and future funding obligations could restrict our cash available for operations, capital expenditures and other requirements.

- The USPS Separation and Mergers and NPS Separation could result in substantial tax liability to DXC and our stockholders.

Risks Related to Our Business

We may not succeed in our strategic objectives, which could adversely affect our business, financial condition, results of operations and cash flows.

Our transformation journey focuses on our customers, optimizing costs and seizing the market. We may not be able to implement our strategic priorities and progress on our transformation journey in accordance with our expectations for a variety of reasons, including failure to execute on our plans in a timely fashion, lack of adequate skills, ineffective management, inadequate incentives, customer resistance to new initiatives, inability to control costs or maintain competitive offerings. We also cannot be certain that executing on our strategy will generate the benefits we expect. If we fail to execute successfully on our strategic priorities, or if we pursue strategic priorities that prove to be unsuccessful, our business, financial position, results of operations and cash flows may be materially and adversely affected.

We could be held liable for damages, our reputation could suffer, or we may experience service interruptions, from security breaches, cyber-attacks, other security incidents or disclosure of confidential information or personal data, which could cause significant financial loss.

As a provider of IT services to private and public sector customers operating in a number of industries and countries, we store and process increasingly large amounts of data for our customers, including sensitive and personally identifiable information. We possess valuable proprietary information, including copyrights, trade secrets and other intellectual property and we collect and store certain personal and financial information from customers and employees. We also manage IT infrastructure and systems (collectively, "IT Systems") of our own and of customers, and we rely on third parties who provide various critical hardware, software and services to support our IT Systems and business operations.

Security incidents can result from unintentional events or deliberate attacks by insiders such as employees, contractors or service providers or third parties, including criminals, competitors, nation-states, and hacktivists. These incidents can result in significant disruption to our business (for example, due to ransomware or denial-of-service) through an impact on our operations or those of our clients, employees, vendors or other partners; compromise, corruption or loss of data (including proprietary, confidential or otherwise sensitive or valuable information) belonging to us, our clients, employees, vendors or partners; reputational damage, and injury to customer relationships. We may also incur costs and liability (whether contractual or otherwise), such as monetary damages resulting from litigation, remediation costs, and regulatory actions, fines or penalties. Any of the foregoing, or a combination of the foregoing, could have a material impact on our results of operations or financial condition. In addition, the regulatory environment related to information security and data privacy is evolving rapidly and the Company will need to expend time and resources to ensure compliance with these evolving regulations, and failure to understand or comply with these regulations can negatively impact the Company, its results of operations, and financial condition.

We have experienced cyberattacks and security incidents in the past, and we continue to see regular unauthorized efforts to access our IT Systems, which we evaluate for severity and frequency. While incidents experienced thus far have not resulted in significant disruption to our business, it is possible that we or a critical service provider could suffer a severe attack or incident, with potentially material adverse effects on our business, reputation, customer relations, results of operations or financial condition. The continued occurrence globally of high-profile data breaches and cyber-attacks, including by nation-state actors, reflects an external environment that is increasingly hostile to information and corporate security. Like other companies, we face an evolving array of information security and data security threats that pose risks to us, our service providers and our customers. For example, continued remote and hybrid working arrangements post-COVID present potentially increased risk associated with security vulnerabilities present in many non-corporate and home networks.

Threat actors are increasingly sophisticated and using tools and techniques designed to circumvent security controls, to evade detection and to remove or obfuscate forensic evidence, which may make it more difficult for us to detect, identify, investigate, contain or recover from, future cyberattacks and security incidents. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that we use to protect our data and that of customers, including sensitive customer transaction data. Computer programmers and hackers have deployed and may continue to develop and deploy ransomware, malware and other malicious software programs through phishing and other methods that attack our products or otherwise exploit any security vulnerabilities of these products. In addition, sophisticated hardware and operating system software and applications produced or procured from third parties may contain defects in design or manufacture, including "bugs" or other vulnerabilities that could unexpectedly interfere with the security and operation of our systems, or harm those of third parties with whom we may interact. A party, whether an insider or a third party operating outside the Company, who is able to circumvent our security measures or those of our contractors, partners or vendors could access our IT Systems, or those of a critical third party, and misappropriate proprietary information, the confidential data of our customers, employees or business partners or cause interruption in our or their operations. The costs to eliminate or alleviate cyber or other security problems, including ransomware, malware, bugs, malicious software programs and other security vulnerabilities, could be significant, and our efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers, which may impede our sales, distribution or other critical functions.

In the event of a cyberattack or security incident, we could be exposed to regulatory actions, customer attrition due to reputational concerns or otherwise, containment and remediation expenses, and claims brought by our customers or others for breaching contractual confidentiality and security provisions or data protection or privacy laws. We must expend capital and other resources to protect against security incidents, including attempted security breaches and cyber-attacks, and to alleviate problems caused by successful breaches or attacks. The cost, potential monetary damages, and operational consequences of responding to security incidents and implementing remediation measures could be significant and may be in excess of insurance policy limits or not be covered by our insurance at all. Moreover, failure to maintain effective internal accounting controls related to data security breaches and cybersecurity in general could impact our ability to produce timely and accurate financial statements and could subject us to regulatory scrutiny.

We expect increasing cybersecurity, data privacy and information security obligations around the world to impose additional regulatory pressures on our customers' businesses and, indirectly, on our operations, or lead to inquiries, investigations or enforcement actions. In the United States, we are seeing increasing obligations and expectations from government and non-government customers. In response, some of our customers have sought, and may continue to seek, to contractually impose certain strict data privacy and information security obligations on us. Some of our customer contracts may not limit our liability for the loss of confidential information or other business impact. If we are unable to adequately address these concerns, our business and results of operations could suffer.

Compliance with new privacy and security laws, requirements and regulations may result in cost increases due to expanded compliance obligations, potential systems changes, the development of additional administrative processes and increased enforcement actions, litigation, fines and penalties. The regulatory landscape in these areas continues to evolve rapidly, and there is a risk that the Company could fail to address or comply with the fast changing regulatory environment, which could lead to regulatory or other actions that could result in material liability for the Company. For example, in 2020, the California Consumer Privacy Act ("CCPA") came into force and provides new data privacy rights for California consumers and new operational requirements for covered companies. The CCPA also includes a private right of action for certain data breaches that is expected to increase data breach litigation. Failure to comply with the CCPA could result in civil penalties of $2,500 for each violation or $7,500 for each intentional violation. Additionally, a new privacy law, the California Privacy Rights Act ("CPRA"), was approved by California voters in the November 3, 2020 election. The CPRA, which took effect on January 1, 2023 and significantly modified the CCPA, potentially results in further uncertainty and could require us to incur additional costs and expenses in an effort to comply. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged similar laws in other states across the country, such as in Virginia, Utah, Colorado, and Connecticut with proposed laws being considered in many other states. New and developing legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

In addition, the data protection landscape in the European Union ("EU") and further member states of the European Economic Area ("EEA") is continually evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation ("GDPR"), which became effective in May 2018 and contains numerous requirements and changes from previously existing EU laws, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies.

Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. Legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union (the "CJEU") invalidated the EU-U.S. Privacy Shield Framework (the "Privacy Shield") under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Governmental efforts to design and implement lawful cross-border data transfer mechanisms between the EU and US are continuing.

Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our total annual revenue for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR).

Further, in March 2017, the United Kingdom ("U.K.") formally notified the European Council of its intention to leave the EU pursuant to Article 50 of the Treaty on European Union ("Brexit"). The U.K. ceased to be an EU Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR (the "UK GDPR"), effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term. Since the beginning of 2021 we must comply with both the GDPR and the U.K. GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the GDPR) or £17 million (in the case of the U.K. GDPR) and 4% of total annual revenue for the preceding financial year.

While we strive to comply with all applicable data protection laws and regulations, as well as internal privacy policies, any failure or perceived failure to comply or any misappropriation, loss or other unauthorized disclosure of sensitive or confidential information may result in proceedings or actions against us by government or other entities, private lawsuits against us (including class actions) or the loss of customers, which could potentially have an adverse effect on our business, reputation and results of operations.

Portions of our infrastructure and IT Systems also may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be expensive, time-consuming, disruptive and resource intensive. Such disruptions could adversely impact our ability to fulfill orders and respond to customer requests and interrupt other processes. Delayed sales, lower margins or lost customers resulting from these disruptions could reduce our revenues, increase our expenses, damage our reputation, and adversely affect our stock price.

Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our results of operations and cash flows may be materially and adversely affected.

Our ability to implement solutions for our customers, incorporating new developments and improvements in technology that translate into productivity improvements for our customers, and our ability to develop digital and other new service offerings that meet current and prospective customers' needs, as well as evolving industry standards are critical to our success. The markets we serve are highly competitive and characterized by rapid technological change, which has resulted in deflationary pressure in the price of services that in turn can adversely impact our margins. Our competitors may develop solutions or services that make our offerings obsolete or may force us to decrease prices on our services which can result in lower margins. Our ability to develop and implement innovative technology solutions that meet evolving customer needs in analytics, software engineering, applications, business process services, digital cloud, information technology outsourcing and consulting, and in areas such as artificial intelligence, automation, Internet of Things and software as-a-service solutions, in a timely or cost-effective manner, will impact our ability to retain and attract customers and our future revenue growth and earnings. If we are unable to continue to execute our strategy and grow our GBS business and expand margins while stabilizing our GIS business in a highly competitive and rapidly evolving environment or if we are unable to commercialize such services and solutions, expand and scale them with sufficient speed and versatility, our growth, productivity objectives and profit margins could be negatively affected.

Technological developments may materially affect the cost and use of technology by our customers. Some of these technologies have reduced and replaced some of our traditional services and solutions and may continue to do so in the future. This has caused, and may in the future cause, customers to delay spending under existing contracts and engagements and to delay entering into new contracts while they evaluate new technologies. Such delays can negatively impact our results of operations if the pace and level of spending on new technologies by some of our customers are not sufficient to make up any shortfall by other customers. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our business into new growth areas. If we do not sufficiently invest in new technology and adapt to industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our results of operations, and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be negatively affected.

Our ability to compete in certain markets we serve is dependent on our ability to continue to expand our capacity in certain offshore locations. However, as our presence in these locations increases, we are exposed to risks inherent to these locations which may adversely affect our revenue and profitability.

A significant portion of our application outsourcing and software development activities has been shifted to India and we plan to continue to expand our presence there and in other lower-cost locations. As a result, we are exposed to the risks inherent in operating in India or other locations, including (1) public health crisis such as the COVID-19 pandemic and government responses, (2) a highly competitive labor market for skilled workers, which may result in significant increases in labor costs, as well as shortages of qualified workers in the future and (3) the possibility that the U.S. Federal Government or the European Union may enact legislation that creates significant disincentives for customers to locate certain of their operations offshore, which would reduce the demand for the services we provide in such locations and may adversely impact our cost structure and profitability. In addition, India has experienced, and other countries may experience, political instability, civil unrest and hostilities with neighboring countries. Negative or uncertain political climates in countries or locations where we operate, such as Ukraine, including but not limited to, military activities or civil hostilities, criminal activities and other acts of violence, infrastructure disruption, natural disasters or other conditions could adversely affect our operations or cause us to exit certain markets.

The ongoing conflict between Russia and Ukraine has impacted our business and financial performance in that region. In response to Russian military actions in Ukraine, we have exited the Russian market. Additionally, some of our Ukraine team members have been forced to relocate to other countries and within Ukraine. As of March 31, 2023, we had around 3,500 employees in Ukraine. We are closely monitoring the developing situation and are committed to caring for our colleagues in the region. The ongoing conflict could cause harm to our team members and otherwise impair their ability to work for extended periods of time, as well as disrupt telecommunications systems, banks and other critical infrastructure necessary to conduct business in Ukraine. In addition, the United States created two new regional embargoes targeting the non-Ukrainian government-controlled areas of the Donetsk and Luhansk oblasts of Ukraine, the so-called Donetsk People's Republic and Luhansk People's Republic regions of Ukraine. If large parts of Ukraine become the target of further U.S. or other applicable sanctions, we may be legally unable to do business or otherwise continue to operate in Ukraine. If these contingencies come to pass, our results of operations and cash flows may be adversely affected.

Governmental authorities in the U.S., the EU and the UK, among others, launched an expansion of coordinated sanctions and export control measures, including, among others, blocking and other sanctions against some of the largest state-owned and private Russian financial institutions (and their subsequent removal from the Society for Worldwide Interbank Financial Telecommunication ("SWIFT") payment system) and certain Russian businesses. Any alleged or actual failure to comply with these measures may subject us to government scrutiny, civil and/or criminal proceedings, sanctions and other liabilities, which may have a material adverse effect on our international operations, financial condition, and results of operations. Actions taken by Russia in response to such sanctions could also have a material adverse effect on our operations. For example, in response to increased sanctions, Russia or another government could attempt to take control of assets in Russia or Ukraine of Western companies that are suspending or withdrawing their operations from Russia, such as DXC. Should our assets in the region be seized, there is no guarantee that we would be able to recover those assets in the future.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended ("FCPA") and similar anti-bribery laws in other jurisdictions. We pursue opportunities in certain parts of the world that experience government corruption and in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. Our internal policies mandate compliance with all applicable anti-bribery laws. We require our employees, partners, subcontractors, agents, and others to comply with the FCPA and other anti-bribery laws. There is no assurance that our policies or procedures will protect us against liability under the FCPA or other laws for actions taken by our employees and intermediaries. If we are found to be liable for FCPA violations (either due to our own acts or our omissions, or due to the acts or omissions of others), we could suffer from severe criminal or civil penalties or other sanctions, which could have a material adverse effect on our reputation, business, results of operations or cash flows. In addition, detecting, investigating and resolving actual or alleged violations of the FCPA or other anti-bribery violations is expensive and could consume significant time and attention of our senior management.

Failure to maintain our credit rating and ability to manage working capital, refinance and raise additional capital for future needs could adversely affect our liquidity, capital position, borrowing cost, and access to capital markets.

We currently maintain investment grade credit ratings with Moody's Investors Service, Fitch Rating Services, and Standard & Poor's Ratings Services. Our credit ratings are based upon information furnished by us or obtained by a rating agency from its own sources and are subject to revision, suspension or withdrawal by one or more rating agencies at any time. Rating agencies may review the ratings assigned to us due to developments that are beyond our control, including potential new standards requiring the agencies to reassess rating practices and methodologies. Ratings agencies may consider changes in credit ratings based on changes in expectations about future profitability and cash flows even if short-term liquidity expectations are not negatively impacted. If changes in our credit ratings were to occur, it could result in higher interest costs under certain of our credit facilities. It would also cause our future borrowing costs to increase and limit our access to capital markets. For example, we currently fund a portion of our working capital requirements in the U.S. and European commercial paper markets. Any downgrade below our current rating would, absent changes to current market liquidity, substantially reduce or eliminate our ability to access that source of funding and could otherwise negatively impact the perception of our company by lenders and other third parties. In addition, certain of our major contracts provide customers with a right of termination in certain circumstances in the event of a rating downgrade below investment grade. There can be no assurance that we will be able to maintain our credit ratings, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position and access to capital markets.

Our liquidity is a function of our ability to successfully generate cash flows from a combination of efficient operations and continuing operating improvements, access to capital markets and funding from third parties. In addition, like many multinational regulated enterprises, our operations are subject to a variety of tax, foreign exchange and regulatory capital requirements in different jurisdictions that have the effect of limiting, delaying or increasing the cost of moving cash between jurisdictions or using our cash for certain purposes. Our ability to maintain sufficient liquidity going forward is subject to the general liquidity of and on-going changes in the credit markets as well as general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control. An increase in our borrowing costs, limitations on our ability to access the global capital and credit markets or a reduction in our liquidity can adversely affect our financial condition and results of operations. For example, in response to increasing inflation, the U.S. Federal Reserve, along with central banks around the world, has been raising interest rates and signaled expectations of additional rate increases. It is difficult to predict the impact of such events on us, our third-party partners or customers or economic markets more broadly, which have been and will continue to be highly dependent upon the actions of governments and businesses in response to macroeconomic events, and the effectiveness of those actions. Such actions may impact our ability, desire, or the timing of seeking funding for various investment opportunities.

In addition, volatility and disruption in banking and capital markets can adversely affect our ability to refinance, and increase the cost of refinancing, some or all of our debt. Disruptions in the financial markets can also adversely affect our lenders, insurers, customers, and other counterparties. Our total liquidity depends in part on the availability of funds under the revolving credit facility and our other financing agreements. The failure of any lender's ability to fund future draws on our revolving credit facility or our other financing arrangements could reduce the amount of cash we have available for operations and additional capital for future needs.

Information regarding our credit ratings is included in Part II, Item 7 of this Annual Report on Form 10-K under the caption "Liquidity and Capital Resources."

Our business and financial results have been adversely affected and could continue to be materially adversely affected by public health crises.

Public health crises, such as the COVID-19 pandemic, have caused disruptions in global economies, financial and commodities markets and rapid shifts in governmental and public health policies.

Negative impacts to our business have occurred, and may occur in the future, including disruptions or restrictions on our employees' ability to work effectively, as well as temporary closures of our facilities or the facilities of our customers or our subcontractors, or the requirements to deliver our services remotely. Negative impacts from COVID-19 could continue to affect our ability to perform under our contracts with customers. If a business interruption occurs and we are unsuccessful in our continuing efforts to minimize the impact of these events, our business, results of operations, financial position, and cash flows could be materially adversely affected.

Any future economic downturn induced by COVID-19 or any other public health crisis, depending upon its severity and duration, could also lead to a deterioration of worldwide credit and financial markets that could negatively affect the financial health of customers, lower their demand for our services, limit their ability or willingness to pay us in a timely manner and our ability to obtain external financing to fund our operations and capital expenditures, result in losses on our holdings of cash and investments due to failures of financial institutions and other parties, and result in a higher rate of losses on our accounts receivables due to credit defaults.

We continue to evaluate the extent to which the COVID-19 crisis and other emerging developments will impact us and our employees, customers and suppliers in the future.

To the extent the COVID-19 crisis and the resulting economic disruption continue to adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

We have indebtedness, which could have a material adverse effect on our business, financial condition and results of operations.

We have indebtedness totaling approximately $4.4 billion as of March 31, 2023 (including capital lease obligations). We may incur substantial additional indebtedness in the future for many reasons, including to fund acquisitions. Our existing indebtedness, together with the incurrence of additional indebtedness and the restrictive covenants contained in, or expected to be contained in the documents evidencing such indebtedness, could have significant consequences on our future operations, including:
- events of default if we fail to comply with the financial and other covenants contained in the agreements governing our debt instruments, which could, if material and not cured, result in all of our debt becoming immediately due and payable or require us to negotiate an amendment to financial or other covenants that could cause us to incur additional fees and expenses;
- subjecting us to the risk of increased sensitivity to interest rate increases in our outstanding variable-rate indebtedness that could cause our debt service obligations to increase significantly; for instance, the U.S. Federal Reserve, along with central banks around the world, has raised benchmark interest rates and signaled expectations of additional rate increases;
- increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability for debt financing;
- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
- placing us at a competitive disadvantage compared to less leveraged competitors;
- increasing our vulnerability to the impact of adverse economic and industry conditions; and
- causing us to reduce or eliminate our return of cash to our stockholders, including via dividends and share repurchases.

In addition, we could be unable to refinance our outstanding indebtedness on reasonable terms or at all.

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations, or that current or future borrowings will be sufficient to meet our current debt obligations and to fund other liquidity needs.

In March 2021, the United Kingdom Financial Conduct Authority and the administrator of LIBOR announced that U.S. dollar LIBOR settings will cease to be provided or cease to be representative after June 30, 2023. As such, we have amended the Revolving Credit Agreement and certain of our other financing agreements to allow us to reference the Secured Overnight Financing Rate ("SOFR") as the primary benchmark rate. Because SOFR is fundamentally different from LIBOR, it is unknown whether SOFR will attain market acceptance as a replacement for LIBOR and there is no assurance as to how SOFR may perform or that it is a comparable substitute for LIBOR. As a result, we cannot reasonably predict the potential effect of the establishment of SOFR or other alternative reference rates on our business, financial condition or results of operations.

Our primary markets are highly competitive. If we are unable to compete in these highly competitive markets, our results of operations may be materially and adversely affected.

Our competitors include large, technically competent and well-capitalized companies, some of which have emerged as a result of industry consolidation, as well as "pure-play" companies that have a single product focus. This competition may place downward pressure on operating margins in our industry, particularly for technology outsourcing contract extensions or renewals. As a result, we may not be able to maintain our current operating margins, or achieve favorable operating margins, for technology outsourcing contracts extended or renewed in the future. If we fail to effectively reduce our cost structure during periods with declining margins, our results of operations may be adversely affected.

We encounter aggressive competition from numerous and varied competitors. Our competitiveness is based on factors including technology, innovation, performance, price, quality, reliability, brand, reputation, range of products and services, account relationships, customer training, service and support and security. If we are unable to compete based on such factors, we could lose customers or we may experience reduced profitability from our customers and our results of operations and business prospects could be harmed. We have a large portfolio of services and we need to allocate financial, personnel and other resources across all services while competing with companies that have smaller portfolios or specialize in one or more of our service lines. As a result, we may invest less in certain business areas than our competitors do, and competitors may have greater financial, technical and marketing resources available to them compared to the resources allocated to our services. Industry consolidation may also affect competition by creating larger, more homogeneous and potentially stronger competitors in the markets in which we operate. Additionally, competitors may affect our business by entering into exclusive arrangements with existing or potential customers or suppliers.

Companies with whom we have alliances in certain areas may be or become competitors in other areas. In addition, companies with whom we have alliances also may acquire or form alliances with competitors, which could reduce their business with us. If we are unable to effectively manage these complicated relationships with alliance partners, our business and results of operations could be adversely affected.

We face aggressive price competition and may have to lower prices to stay competitive, while simultaneously seeking to maintain or improve revenue and gross margin. This price competition may continue to increase from emerging companies that sell products and services into the same markets in which we operate. In addition, competitors who have a greater presence in some of the lower-cost markets in which we compete, or who can obtain better pricing, more favorable contractual terms and conditions, may be able to offer lower prices than we are able to offer. If we experience pressure from competitors to lower our prices, we may have lower than expected profit margins and lost business opportunities if we are unable to match the price declines. Our cash flows, results of operations and financial condition may be adversely affected by these and other industry-wide pricing pressures.

If we are unable to accurately estimate the cost of services and the timeline for completion of contracts, the profitability of our contracts may be materially and adversely affected.

Our commercial contracts are typically awarded on a competitive basis. Our bids are based upon, among other items, the expected cost to provide the services. We generally provide services under time and materials contracts, unit-price contracts, fixed-price contracts, and multiple-element software sales. We are dependent on our internal forecasts and predictions about our projects and the marketplace and, to generate an acceptable return on our investment in these contracts, we must be able to accurately estimate our costs to provide the services required by the contract and to complete the contracts in a timely manner. We face a number of risks when pricing our contracts, as many of our projects entail the coordination of operations and workforces in multiple locations and utilizing workforces with different skill sets and competencies across geographically diverse service locations. In addition, revenues from some of our contracts are recognized using the percentage-of-completion method, which requires estimates of total costs at completion, fees earned on the contract, or both. This estimation process, particularly due to the technical nature of the services being performed and the long-term nature of certain contracts, is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained, and additional information becomes known, even though the scope of the work required under the contract may not change. If we fail to accurately estimate our costs or the time required to complete a contract, the profitability of our contracts may be materially and adversely affected.

Some ITO services agreements contain pricing provisions that permit a customer to request a benchmark study by a mutually acceptable third party. The benchmarking process typically compares the contractual price of services against the price of similar services offered by other specified providers in a peer comparison group, subject to agreed-upon adjustment, and normalization factors. Generally, if the benchmarking study shows that the pricing differs from the peer group outside a specified range, and the difference is not due to the unique requirements of the customer, then the parties will negotiate in good faith appropriate adjustments to the pricing. This may result in the reduction of rates for the benchmarked services performed after the implementation of those pricing adjustments, which could harm the financial performance of our services business.

Some IT service agreements require significant investment in the early stages that is expected to be recovered through billings over the life of the agreement. These agreements often involve the construction of new IT systems and communications networks and the development and deployment of new technologies. Substantial performance risk exists in each agreement with these characteristics, and some or all elements of service delivery under these agreements are dependent upon successful completion of the development, construction, and deployment phases. Failure to perform satisfactorily under these agreements may expose us to legal liability, result in the loss of customers or harm our reputation, which could harm the financial performance of our IT services business.

Performance under contracts, including those on which we have partnered with third parties, may be adversely affected if we or the third parties fail to deliver on commitments or otherwise breach obligations to our customers.

Our contracts are complex and, in some instances, may require that we partner with other parties, including software and hardware vendors, to provide the complex solutions required by our customers. Our ability to deliver the solutions and provide the services required by our customers is dependent on our and our partners' ability to meet our customers' delivery schedules, which is affected by a multitude of factors, including climate change. If we or our partners fail to deliver services or products on time, our ability to complete the contract may be adversely affected. Additionally, our customers may perform audits or require us to perform audits and provide audit reports with respect to the controls and procedures that we use in the performance of services for such customers. Our ability to acquire new customers and retain existing customers may be adversely affected and our reputation could be harmed if we receive a qualified opinion, or if we cannot obtain an unqualified opinion in a timely manner, with respect to our controls and procedures in connection with any such audit. We could also incur liability if our controls and procedures, or the controls and procedures we manage for a customer, were to result in an internal control failure or impair our customer's ability to comply with its own internal control requirements. If we or our partners fail to meet our contractual obligations or otherwise breach obligations to our customers, we could be subject to legal liability, which may have a material and adverse impact on our revenues and profitability.

We are subject to a series of risks relating to climate change and natural disasters, which may affect our worldwide business operations and financial results.

There are inherent climate-related risks wherever business is conducted. Climate change increases both the frequency and severity of meteorological phenomena, extreme weather events and natural disasters (including, but not limited to, storms, flooding, drought, wildfire, and extreme temperatures) that may affect our worldwide business operations or those of our suppliers, require us to incur additional operating or capital expenditures or otherwise adversely impact our business, financial condition or results of operations. Climate change may impact the frequency and/or intensity of such events, as well as contribute to chronic physical changes, such as shifting precipitation or temperature patterns or rising sea-levels, which may also impact our operations or infrastructure on which we rely. We have facilities around the world and our facilities, our employees' ability to work or our supply chain may be impacted by climate change-related weather events or effects, including natural disasters. Increasing temperatures resulting from global warming could lead to increasing energy costs and unfavorable operating cost impacts, as well as extreme weather events that could cause loss of power to data centers and service disruptions, resulting in contractual fines or loss of business. Additionally, our customers' facilities may be impacted by climate change-related weather events or effects, which may impact our ability to serve our customers. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks. Any of the foregoing could have a material adverse effect on our financial condition and results of operations.

Additionally, we expect to be subject to increased regulations, reporting requirements, standards or expectations regarding the environmental impacts of our business. For more information, see our risk factor "Our business operations are subject to various and changing federal, state, local and foreign laws and regulations that could result in costs or sanctions that adversely affect our business and results of operations. Social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands, may adversely affect our relationships with customers and investors."

Increased scrutiny of, and evolving expectations for, sustainability and ESG initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

We, as with other companies, are facing increasing scrutiny related to our ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others), such initiatives may be costly and may not have the desired effect. For example, expectations around company's management of ESG matters continue to evolve rapidly, in many instances due to factors that are out of our control. In addition, we may commit to certain initiatives or goals and we may not ultimately be able to achieve such commitments or goals due to cost, technological constraints, or other factors that are within or outside of our control. Certain of our commitments, goals and other ESG-related disclosures are based on estimates, including, for example, our risk cost estimates disclosed in our voluntary climate change disclosures, and, even though we currently do not expect such costs to be material, they may attract regulatory or stakeholder attention or result in additional disclosure requirements in the future. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders. If our ESG practices and reporting do not meet investor, consumer, employee, or other stakeholder expectations, which continue to evolve, our brand, reputation and customer retention may be negatively impacted, and we may be subject to investor or regulator engagement regarding such matters, even if they are currently voluntary. Certain market participants, including major institutional investors, use third-party benchmarks or scores to measure our ESG practices in making investment and voting decisions. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. Sustainability and ESG-related regulations are evolving rapidly, and operating in more than one jurisdiction is likely to make our compliance with ESG and sustainability-related rules more complex and expensive, and potentially expose us to greater levels of legal risks associated with our compliance. Our failure or inability to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers and customers, which may augment or cause additional impacts on our business, financial condition or results of operations.

Our ability to provide customers with competitive services is dependent on our ability to attract and retain qualified personnel.

Our ability to grow and provide our customers with competitive services is partially dependent on our ability to attract and retain highly motivated people with the skills necessary to serve our customers. As competition for highly skilled employees in our industry has grown increasingly intense, we have experienced, and may continue to experience, higher than anticipated levels of employee attrition. These risks to attracting and retaining the necessary talent may be exacerbated by recent labor constraints and inflationary pressures on employee wages and benefits. Immigration laws in the countries in which we operate are subject to legislative changes, as well as to variations in the standards of application and enforcement due to political forces and economic conditions. Changes in immigration laws or varying applications of immigration laws to limit the availability of certain work visas in the U.S. may impact our ability to hire talent that we need to enhance our products and services and for our operations. It is also difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our international personnel. The loss of personnel could impair our ability to perform under certain contracts, which could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

Additionally, the inability to adequately develop and train personnel and assimilate key new hires or promoted employees could have a material adverse effect on relationships with third parties, our financial condition and results of operations and cash flows.

We also must manage leadership development and succession planning throughout our business. Any significant leadership change and accompanying senior management transition involves inherent risk and any failure to ensure a smooth transition could hinder our strategic planning, execution and future performance. While we strive to mitigate the negative impact associated with changes to our senior management team, such changes may cause uncertainty among investors, employees, customers, creditors and others concerning our future direction and performance. If we fail to effectively manage our leadership changes, including ongoing organizational and strategic changes, our business, financial condition, results of operations, cash flows and reputation, as well as our ability to successfully attract, motivate and retain key employees, could be harmed.

In addition, uncertainty around future employment opportunities, facility locations, organizational and reporting structures, and other related concerns may impair our ability to attract and retain qualified personnel. If employee attrition is high, it may adversely impact our ability to realize the anticipated benefits of our strategic priorities.

If we do not hire, train, motivate, and effectively utilize employees with the right mix of skills and experience in the right geographic regions and for the right offerings to meet the needs of our customers, our financial performance and cash flows could suffer. For example, if our employee utilization rate is too low, our profitability, and the level of engagement of our employees could decrease. If that utilization rate is too high, it could have an adverse effect on employee engagement and attrition and the quality of the work performed, as well as our ability to staff projects. If we are unable to hire and retain enough employees with the skills or backgrounds needed to meet current demand, we may need to redeploy existing personnel, increase our reliance on subcontractors or increase employee compensation levels, all of which could also negatively affect our profitability. In addition, if we have more employees than necessary with certain skill sets or in certain geographies, we may incur increased costs as we work to rebalance our supply of skills and resources with customer demand in those geographies.

Prolonged periods of inflation where we do not have adequate inflation protections in our customer contracts could increase costs, have an adverse effect on general economic conditions and impact consumer budgeting, which could impact our profitability and have a material adverse effect on our business and results of operations.

We generally provide services under time and materials contracts, unit-price contracts, fixed-price contracts, and multiple-element software sales. In many of our contracts, we bear the risk of cost overruns, completion delays, resource requirements, wage inflation and adverse movements in exchange rates in connection with these contracts. Certain, but not all, of these contracts provide for price adjustments for inflation or abnormal escalation. However, if one or more raw materials or components for our products (e.g., semiconductors) were to experience an isolated price increase without inflationary impacts on the broader economy, we may not be entitled to inflation protection under those contracts.

Additionally, inflation has risen worldwide and the United States has recently experienced historically high levels of inflation. If the inflation rate continues to increase, it can also push up the costs of labor and our employee compensation expenses. Moreover, the United States is experiencing a workforce shortage, which in turn, has created a hyper-competitive wage environment that may increase our operating costs. There is no assurance that our revenues will increase at the same rate to maintain the same level of profitability.

Inflation and government efforts to combat inflation, such as raising benchmark interest rate, could increase market volatility and have an adverse effect on the financial market and general economic conditions. In a time of uncertainty, our customers may reduce spending or have difficulty in budgeting for external IT services, delay procurement of products and services from us or delay their payment for products and services we have already provided, and we may have difficulty closing new deals in the event of an economic slowdown, all of which could adversely affect our profitability, results of operations and cash flow.

Our international operations are exposed to risks, including fluctuations in exchange rates, which may be beyond our control.

Our exposure to currencies other than the U.S. dollar may impact our results, as they are expressed in U.S. dollars. Currency variations also contribute to variations in sales of products and services in affected jurisdictions. While historically we have partially mitigated currency risk, including exposure to fluctuations in currency exchange rates by matching costs with revenues in a given currency, our exposure to fluctuations in other currencies against the U.S. dollar increases, as revenue in currencies other than the U.S. dollar increases. Approximately 70% of revenues earned during fiscal 2023 were derived from sales denominated in currencies other than the U.S. dollar and are expected to continue to represent a significant portion of our revenues. Also, we believe that our ability to match revenues and expenses in a given currency will decrease as more work is performed at offshore locations that use a different currency from where we generate our revenue.

We may use forward and option contracts to protect against currency exchange rate risks. The effectiveness of these hedges will depend on our ability to accurately forecast future cash flows, which may be particularly difficult during periods of uncertain demand and highly volatile exchange rates. We may incur significant losses from our hedging activities due to factors such as demand volatility and currency variations. In addition, certain or all of our hedging activities may be ineffective, may expire and not be renewed or may not offset the adverse financial impact resulting from currency variations. Losses associated with hedging activities may also impact our revenues and to a lesser extent our cost of sales and financial condition.

The U.K. withdrew from the European Union on January 31, 2020 ("Brexit"). In connection with Brexit, the U.K. and the European Union agreed on the Trade and Cooperation Agreement ("TCA") that governs the future trading relationship between the U.K. and the European Union in specified areas, which became effective in 2021. The U.K. is no longer in the European Union customs union and is outside of the European Union single market. The TCA addresses trade, economic arrangements, law enforcement, judicial cooperation and governance, among other things. Because the agreement merely sets forth a framework in many respects and requires complex additional bilateral negotiations between the U.K. and the European Union, significant uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal. Uncertainty surrounding the effect of Brexit, as well as any potential impact on tax laws and trade policy in the U.S. and elsewhere may adversely impact our operations.

Our future business and financial performance could suffer due to a variety of international factors, including:
- ongoing instability or changes in a country's or region's economic or geopolitical and security conditions, including inflation, recession, interest rate fluctuations, and actual or anticipated military or political conflict, civil unrest, crime, political instability, human rights concerns, and terrorist activity;
- natural or man-made disasters, industrial accidents, public health issues, cybersecurity incidents, interruptions of service from utilities, transportation or telecommunications providers, or other catastrophic events;
- longer collection cycles and financial instability among customers;
- trade regulations and procedures and actions affecting production, pricing and marketing of products, including policies adopted by countries that may champion or otherwise favor domestic companies and technologies over foreign competitors;
- local labor conditions and regulations;
- managing our geographically dispersed workforce;
- changes in the international, national or local regulatory and legal environments;
- differing technology standards or customer requirements;
- difficulties associated with repatriating earnings generated or held abroad in a tax-efficient manner and
- changes in tax laws.

Our business operations are subject to various and changing federal, state, local and foreign laws and regulations that could result in costs or sanctions that adversely affect our business and results of operations. Social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands, may adversely affect our relationships with customers and investors.

We operate in approximately 70 countries in an increasingly complex regulatory environment. Among other things, we provide complex industry-specific insurance processing in the U.K., which is regulated by authorities in the U.K. and elsewhere, such as the U.K.'s Financial Conduct Authority and His Majesty's Treasury and the U.S. Department of Treasury, which increases our exposure to compliance risk.

In addition, businesses in the countries in which we operate are subject to local, legal and political environments and regulations including with respect to employment, tax, statutory supervision and reporting and trade restriction, along with industry regulations such as regulation by bank regulators in the U.S. and Europe. These regulations and environments are also subject to change.

Adjusting business operations to changing environments and regulations may be costly and could potentially render the particular business operations uneconomical, which may adversely affect our profitability or lead to a change in the business operations. Notwithstanding our best efforts, we may not be in compliance with all regulations in the countries in which we operate at all times and may be subject to sanctions, penalties or fines as a result. These sanctions, penalties or fines may materially and adversely impact our profitability.

Our operations are also subject to a broad array of domestic and international environmental, health, and safety laws and regulations, including laws addressing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the clean-up of contaminated sites. Environmental costs and accruals are presently not material to our operations, cash flows or financial position; and, we do not currently anticipate material capital expenditures for environmental control facilities. However, our failure to comply with these laws or regulations can result in civil, criminal or regulatory penalties, fines, and legal liabilities; suspension, delay or alterations of our operations; damage to our reputation; and restrictions on our operations or sales. Our business could also be affected if new environmental legislation is passed which impacts our current operations and business. For example, if we are unable to comply with fast-moving regulatory requirements, we could be disqualified from requests for proposal processes, leading to a loss of sales.

In addition, as climate change laws, regulations, treaties and national and global initiatives are adopted and implemented regionally or throughout the world, we may be required to comply or potentially face market access limitations, fines or reputational injury. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Other laws, regulations, treaties or initiatives in response to climate change, including, but not limited to, the introduction of a carbon tax, could result in increased operational costs associated with air pollution requirements and increased compliance and energy costs, which could harm our business and results of operations by increasing our expenses or requiring us to alter our business operations. Moreover, we may experience loss of market share if we are unable to provide competitive products and services that incorporate climate-change mitigations, and if we are unable to achieve and sustain a carbon-neutral business model in a meaningful time frame, we could lose stockholder confidence, resulting in loss of business and loss of access to the financial markets.

We are also subject to risks associated with ESG regulations. Governmental bodies, investors, clients and businesses are increasingly focused on prioritizing ESG practices, which has resulted in and may in the future continue to result in the adoption of new laws and regulations that could impact our results of operations. Our inability to keep pace with any ESG regulations, trends and developments or failure to meet the expectations, including, but not limited to, any expectations resulting from goals we have established, or interests of our clients and investors, could adversely affect our business and reputation and could result in undesirable investor actions or customer or talent retention and attraction issues. For more information, see our risk factor "Increased scrutiny of, and evolving expectations for, sustainability and ESG initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business."

We may not achieve some or all of the expected benefits of our restructuring plans and our restructuring may adversely affect our business.

We have implemented several restructuring plans to realign our cost structure due to the changing nature of our business and to achieve operating efficiencies to reduce our costs. We may not be able to obtain the costs savings and benefits that were initially anticipated in connection with our restructuring plans. Furthermore, even if we are successful with our cost-takeout efforts, we may not see the benefits of such efforts on our financial condition, results of operations and cash flows. Additionally, as a result of our restructuring, we may experience a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods. Reorganization and restructuring can require a significant amount of management and other employees' time and focus, which may divert attention from operating and growing our business. There are also significant costs associated with restructuring which can have a significant impact on our earnings and cash flow. If we fail to achieve some or all of the expected benefits of restructuring, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. For more information about our restructuring plans, see Note 13 - "Restructuring Costs."

In the course of providing services to customers, we may inadvertently infringe on the intellectual property rights of others and be exposed to claims for damages.

The solutions we provide to our customers may inadvertently infringe on the intellectual property rights of third parties, resulting in claims for damages against us or our customers. Our contracts generally indemnify our customers from claims for intellectual property infringement for the services and equipment we provide under the applicable contracts. We also indemnify certain vendors and customers against claims of intellectual property infringement made by third parties arising from the use by such vendors and customers of software products and services and certain other matters. Some of the applicable indemnification arrangements may not be subject to maximum loss clauses. The expense and time of defending against these claims may have a material and adverse impact on our profitability. If we lose our ability to continue using any such services and solutions because they are found to infringe the rights of others, we will need to obtain substitute solutions or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. Our inability to replace such solutions, or to replace such solutions in a timely or cost-effective manner, could materially adversely affect our results of operations. Additionally, the publicity resulting from infringing intellectual property rights may damage our reputation and adversely impact our ability to develop new business.

Our inability to procure third-party licenses required for the operation of our products and service offerings may result in decreased revenue or increased costs.

Many of our products and service offerings depends on the continued performance and availability of software licensed from third-party vendors under our contractual arrangements. Because of the nature of these licenses and arrangements, there can be no assurance that we would be able to retain all of these intellectual property rights upon renewal, expiration or termination of such licenses or that we will be able to procure, renew or extend such licenses on commercially reasonable terms which may result in increased costs. Certain of our licenses are concentrated in one or more third-party licensors where multiple licenses are up for renewal at the same time, which could decrease our ability to negotiate reasonable license fees and could result in our loss of rights under such licenses.

Disruption of our supply chain could adversely impact our business.

We are experiencing, and may continue to experience, delays and shortages of certain necessary components to the services and solutions we offer our clients resulting from issues with the global supply chain, the economic downturns, the rising inflation, the COVID-19 pandemic, the conflict between Russia and Ukraine, and any disruptions at our suppliers. This shortage may increase component delivery lead times and costs to source available components and delay the delivery of our hardware products and services, which may adversely affect our ability to comply with our contracts and our ability to support our existing customers and our growth through sales to new customers. In the event of a component shortage or interruptions at a supplier, we may not be able to develop alternate sources quickly, cost effectively, or at all. Supply chain interruptions could harm our relationships with our customers, prevent us from acquiring new customers, and materially and adversely affect our business.

We may be exposed to negative publicity and other potential risks if we are unable to maintain effective disclosure controls and internal controls over financial reporting.

The Sarbanes-Oxley Act of 2002 and the related regulations require we maintain effective disclosure controls and procedures and require our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. However, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There can be no assurance that all control issues or fraud will be detected.

Any failure to maintain effective controls could prevent us from timely and reliably reporting financial results and may harm our operating results. In addition, if we are unable to conclude that we have effective internal control over financial reporting or, if our independent registered public accounting firm is unable to provide an unqualified report as to the effectiveness of our internal control over financial reporting, as of each fiscal year end, we may be exposed to negative publicity, which could cause investors to lose confidence in our reported financial information. Any failure to maintain effective internal controls and any such resulting negative publicity may negatively affect our business and stock price.

Additionally, the existence of any material weaknesses or significant deficiencies would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, subject us to litigation or regulatory scrutiny and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us and the market price of our common stock.

We could suffer additional losses due to asset impairment charges.

We acquired substantial goodwill and other intangibles as a result of the HPES Merger and the Luxoft Acquisition, increasing our exposure to this risk. We test our goodwill for impairment during the second quarter of every year and on an interim date should events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. If the fair value of a reporting unit is revised downward due to declines in business performance or other factors or if the Company suffers further declines in share price, an impairment could result and a non-cash charge could be required. We test intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This assessment of the recoverability of finite-lived intangible assets could result in an impairment and a non-cash charge could be required. We also test certain equipment and deferred cost balances associated with contracts when the contract is materially underperforming or is expected to materially underperform in the future, as compared to the original bid model or budget. If the projected cash flows of a particular contract are not adequate to recover the unamortized cost balance of the asset group, the balance is adjusted in the tested period based on the contract's fair value. Either of these impairments could materially affect our reported net earnings.

We may not be able to pay dividends or repurchase shares of our common stock in accordance with our announced intent or at all.

Our Board may authorize share repurchases from time to time. On May 18, 2023, DXC announced that its Board approved an incremental $1.0 billion share repurchase authorization. However, we are not obligated to make any purchases of our shares, and our decision to repurchase our shares, as well as the timing of such repurchases, will depend on a variety of factors as determined by our management and Board.

In addition, while we paid quarterly cash dividends to our stockholders starting fiscal 2018 in accordance with our announced dividend policy, we suspended the payment of quarterly dividends starting in fiscal 2021 to enhance our financial flexibility. At this time, we do not intend to reinstate our quarterly cash dividends. The declaration and payment of future dividends, the amount of any such dividends, and the establishment of record and payment dates for dividends, if any, are subject to final determination by our Board after review of our current strategy and financial performance and position, among other things.

The Board's determinations regarding dividends and share repurchases will depend on a variety of factors, including net income, cash flow generated from operations, amount and location of our cash and investment balances, overall liquidity position and potential alternative uses of cash, such as acquisitions, as well as economic conditions and expected future financial results. There can be no guarantee that we will achieve our financial goals in the amounts or within the expected time frame, or at all. Our ability to declare future dividends or repurchase shares will depend on our future financial performance, which in turn depends on the successful implementation of our strategy and on financial, competitive, regulatory and other factors, general economic conditions, demand and prices for our services and other factors specific to our industry or specific projects, many of which are beyond our control. Therefore, our ability to generate cash flow depends on the performance of our operations and could be limited by decreases in our profitability or increases in costs, regulatory changes, capital expenditures or debt servicing requirements.

Any failure to achieve our financial goals could negatively impact our reputation, harm investor confidence in us, and cause the market price of our common stock to decline.

We are defendants in pending litigation that may have a material and adverse impact on our profitability and liquidity.

As noted in Note 21 - "Commitments and Contingencies," we are currently party to a number of disputes that involve or may involve litigation or arbitration, including securities litigation in which we and certain of our current or former officers and directors have been named as defendants. The result of these and any other future legal proceedings cannot be predicted with certainty. Regardless of their subject matter or merits, such legal proceedings may result in significant cost to us, including in the form of legal fees and/or damages, which may not be covered by insurance, may divert the attention of management or may otherwise have an adverse effect on our business, financial condition and results of operations. Negative publicity from litigation, whether or not resulting in a substantial cost, could materially damage our reputation and could have a material adverse effect on our business, financial condition, results of operations, and the price of our common stock. In addition, such legal proceedings may make it more difficult to finance our operations.

We are also subject to continuous examinations of our income tax returns by tax authorities. Although we believe our tax estimates are reasonable, the final results of any tax examination or related litigation could be materially different from our related historical income tax provisions and accruals. Adverse developments in an audit, examination or litigation related to previously filed tax returns, or in the relevant jurisdiction's tax laws, regulations, administrative practices, principles and interpretations could have a material effect on our results of operations and cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods. For more details, including on current tax examinations of our income tax returns by tax authorities, see Note 15 – "Income Taxes."

We may be adversely affected by disruptions in the credit markets, including disruptions that reduce our customers' access to credit and increase the costs to our customers of obtaining credit.

The credit markets have historically been volatile and therefore it is not possible to predict the ability of our customers to access short-term financing and other forms of capital. If a disruption in the credit markets were to occur, it could pose a risk to our business if customers or suppliers are unable to obtain financing to meet payment or delivery obligations to us. In the event that one or more customers or suppliers' defaults on its payment or delivery obligations, we could incur significant losses, which may harm our business, reputation, results of operations, cash flows and financial condition. In addition, customers may decide to downsize, defer or cancel contracts, which could negatively affect our revenues.

Our hedging program is subject to counterparty default risk.

We enter into foreign currency forward contracts and interest rate swaps with a number of counterparties. As a result, we are subject to the risk that the counterparty to one or more of these contracts defaults on its performance under the contract. During an economic downturn, the counterparty's financial condition may deteriorate rapidly and with little notice and we may be unable to take action to protect our exposure. In the event of a counterparty default, we could incur significant losses, which may harm our business and financial condition. In the event that one or more of our counterparties becomes insolvent or files for bankruptcy, our ability to eventually recover any losses suffered as a result of that counterparty's default may be limited by the liquidity of the counterparty.

We derive significant revenues and profit from contracts awarded through competitive bidding processes, which can impose substantial costs on us and we may not achieve revenue and profit objectives if we fail to bid on these projects effectively.

We derive significant revenues and profit from government contracts that are awarded through competitive bidding processes. We expect that most of the non-U.S. government business we seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding is expensive and presents a number of risks, including:
- the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us;
- the need to estimate accurately the resources and costs that will be required to service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design;
- the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding;
- the requirement to resubmit bids protested by our competitors and in the termination, reduction, or modification of the awarded contracts; and
- the opportunity cost of not bidding on and winning other contracts we might otherwise pursue.

If our customers experience financial difficulties, we may not be able to collect our receivables, which would materially and adversely affect our profitability and cash flows from operations.

Over the course of a contract term, a customer's financial condition may decline and limit its ability to pay its obligations. This could cause our cash collections to decrease and bad debt expense to increase. While we may resort to alternative methods to pursue claims or collect receivables, these methods are expensive and time consuming and successful collection is not guaranteed. Failure to collect our receivables or prevail on claims would have an adverse effect on our profitability and cash flows.

If we are unable to maintain and grow our customer relationships over time, our operating results and cash flows will suffer. Failure to comply with customer contracts or government contracting regulations or requirements could adversely affect our business, results of operations and cash flows.

We devote significant resources to establish relationships with our customers and implement our offerings and related services, particularly in the case of large enterprises that often request or require specific features or functions specific to their particular business profile. Accordingly, our results of operations depend in substantial part on our ability to deliver a successful customer experience and persuade customers to maintain and grow their relationship with us over time. If we are not successful in implementing an offering or delivering a successful customer experience, including achieving cost and staffing levels that meet our customers' expectations, customers could terminate or elect not to renew their agreements with us and our operating results may suffer.

Contracts with customers may include unique and specialized performance requirements. In particular, our contracts with federal, state, provincial, and local governmental customers are generally subject to various procurement regulations, contract provisions, and other requirements relating to their formation, administration, and performance, including the maintenance of necessary security clearances. Our customers' contracts with U.S. government agencies are also subject to audits and investigations, which may include a review of performance on contracts, pricing practices, cost structure, and compliance with applicable laws and regulations.

Any failure on our part to comply with the specific provisions in customer contracts or any violation of government contracting regulations or other requirements could result in the imposition of various civil and criminal penalties, which may include termination of contracts, forfeiture of profits, suspension of payments, and, in the case of government contracts, fines and suspension from future government contracting. Such failures could also cause reputational damage to our business. In addition, we may be subject to *qui tam* litigation brought by private individuals on behalf of the government relating to government contracts, which could include claims for treble damages. Further, any negative publicity with respect to customer contracts or any related proceedings, regardless of accuracy, may damage our business by harming our ability to compete for new contracts.

Our customers' contracts with the U.S. federal government and related agencies are also subject to issues with respect to federal budgetary and spending limits or matters. Any changes to the fiscal policies of the U.S. federal government may decrease overall government funding, result in delays in the procurement of products and services due to lack of funding, cause the U.S. federal government and government agencies to reduce their purchases under existing contracts, or cause them to exercise their rights to terminate contracts at-will or to abstain from exercising options to renew contracts, any of which would have an adverse effect on our business, financial condition, results of operations and/or cash flows. Additionally, any future impasse impacting the U.S. federal government's ability to reach an agreement on the federal budget, debt ceiling or any future U.S. federal government shut downs could result in material payment delays, payment reductions or contract terminations by the U.S. federal government, which in turn may adversely impact the results of operations and financial condition of our government contractor customers and cause those customers to become unable to meet their obligations under contracts with us, or reduce their demand for our products and services, which could have an adverse effect on our financial condition, results of operations and/or cash flows.

If our customer contracts are terminated, if we are suspended or disbarred from government work, or our ability to compete for new contracts is adversely affected, our financial performance could suffer.

Our strategic transactions may prove unsuccessful and our profitability may be materially and adversely affected.

At any given time, we may be engaged in discussions or negotiations with respect to one or more transactions, including acquisitions, divestitures or spin-offs, strategic partnerships or other transaction involving one or more of our businesses. Any of these transactions could be material to our business, financial condition, results of operations and cash flows. We may ultimately determine not to proceed with any transaction for commercial, financial, strategic or other reasons. As a result, we may not realize benefits expected from exploring one or more strategic transactions, may realize benefits further in the future or those benefits may ultimately be significantly smaller than anticipated, which could adversely affect our business, financial condition, results of operations and cash flows.

In addition, we may fail to complete transactions. Closing transactions is subject to uncertainties and risks, including the risk that we may be unable to satisfy conditions to closing, such as regulatory and financing conditions and the absence of material adverse changes to our business.

For acquisitions, our inability to successfully integrate the operations we acquire and leverage these operations to generate substantial cost savings, as well as our inability to avoid revenue erosion and earnings decline, could have a material adverse effect on our results of operations, cash flows and financial position. In order to achieve successful acquisitions, we will need to:
- integrate the operations and business cultures, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with existing operations and systems;
- maintain third-party relationships previously established by acquired companies;
- attract and retain senior management and key personnel at acquired businesses; and
- manage new business lines, as well as acquisition-related workload.

Existing contractual restrictions may limit our ability to engage in certain integration activities for varying periods. We may not be successful in meeting these or any other challenges encountered in connection with historical and future acquisitions. Even if we successfully integrate, we cannot predict with certainty if or when these cost and revenue synergies, growth opportunities and benefits will occur, nor the extent to which they actually will be achieved. In addition, the quantification of previously announced synergies expected to result from an acquisition is based on significant estimates and assumptions that are subjective in nature and inherently uncertain. Realization of any benefits and synergies could be affected by a number of factors beyond our control, including, without limitation, general economic conditions, increased operating costs, regulatory developments and other risks. In addition, future acquisitions could require dilutive issuances of equity securities and/or the assumption of contingent liabilities. The occurrence of any of these events could adversely affect our business, financial condition and results of operations.

Divestiture transactions also involve significant challenges and risks, including:
- the potential loss of key customers, suppliers, vendors and other key business partners;
- declining employee morale and retention issues affecting employees, which may result from changes in compensation, or changes in management, reporting relationships, future prospects or perceived expectations;
- difficulty in making new and strategic hires of new employees;
- diversion of management time and a shift of focus from operating the businesses to transaction execution considerations;
- customers delaying or deferring decisions or ending their relationships with us;
- the need to provide transition services, which may result in stranded costs and the diversion of resources and focus;
- the need to separate operations, systems (including accounting, management, information, human resources and other administrative systems), technologies, products and personnel, which is an inherently risky and potentially lengthy and costly process;
- the inefficiencies and lack of control that may result if such separation is delayed or not implemented effectively, and unforeseen difficulties and expenditures that may arise as a result including potentially significant stranded costs;
- our desire to maintain an investment grade credit rating may cause us to use cash proceeds, if any, from any divestitures or other strategic transactions that we might otherwise have used for other purposes in order to reduce our financial leverage;
- the inability to obtain necessary regulatory approvals or otherwise satisfy conditions required in order consummate any such transactions;
- our dependence on accounting, financial reporting, operating metrics and similar systems, controls and processes of divested businesses could lead to challenges in preparing our consolidated financial statements or maintaining effective financial control over financial reporting; and
- contractual terms limiting our ability to compete for or perform certain contracts or services.

We have also entered into and intend to identify and enter into additional strategic partnerships with other industry participants that will allow us to expand our business. However, we may be unable to identify attractive strategic partnership candidates or complete these partnerships on terms favorable to us. In addition, if we are unable to successfully implement our partnership strategies or our strategic partners do not fulfill their obligations or otherwise prove disadvantageous to our business, our investments in these partnerships and our anticipated business expansion could be adversely affected.

Changes in U.S. tax legislation may materially affect our financial condition, results of operations and cash flows.

The 2017 Tax Cuts & Jobs Act ("TCJA") significantly changed the federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, imposing a one-time transition tax (or "repatriation tax") on all undistributed earnings and profits of certain U.S.-owned foreign corporations, revising the rules governing net operating losses and the rules governing foreign tax credits, introducing new anti-base erosion provisions and the ability to expense research and experimentation costs. Many of these changes were effective immediately, without any transition periods or grandfathering for existing transactions, while other changes, such as the requirement to capitalize research and development costs became effective for tax years beginning after December 31, 2021 and became applicable to the Company starting in fiscal year 2023.

The repatriation tax resulted in a material amount of additional U.S. tax liability, the majority of which was reflected as an income tax expense in fiscal 2018, when the tax legislation was enacted, despite the fact that the resulting tax may be paid over eight years.

Changes in tax rates, tax laws and the timing and outcome of tax examinations could affect our future results.

Our future effective tax rates, which are largely driven by the mix of our global earnings and the differing statutory tax rates in the jurisdictions where we operate, are subject to change as a result of changes in statutory tax rates enacted in those jurisdictions, or by changes in the valuation of deferred tax assets and liabilities, or by changes in tax laws or their interpretation or tax policy initiatives and reforms under consideration, such as those reflected in the OECD/G20 Inclusive Framework on Base Erosion and Profit Sharing or other projects.

In January 2019, the Organization for Economic Co-operation and Development ("OECD") announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two "pillars." Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion ("GloBE") Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 135 member countries of the OECD/G20 Inclusive Framework on BEPS have signed onto a political agreement on the key parameters of the two pillars, which was reached in October 2021. This agreement targeted completion of the work by the members in 2022, and law enactment to take effect, generally, in 2023 with applicability from fiscal years beginning on or after December 31, 2023. On December 20, 2021, the OECD published model rules to implement the GloBE rules and released commentary to those rules in March 2022. The model rules and commentary allow the OECD's Inclusive Framework members to begin implementing the GloBE rules in a manner consistent with the agreement reached in October 2021. EU Member States recently adopted a directive that implements the GloBE rules in the EU. Luxembourg as an EU Member State will be required to transpose the directive into domestic legislation by the end of 2023, with application as of 2024. Work on Pillar One is continuing and is now targeting completion by mid-2023 for entry into force as of 2024. Certain components of Pillar Two are still being worked on. These changes, if and when agreed and enacted by various countries in which we do business, may increase our taxes in these countries. The timing and ultimate impact of any such changes on our tax obligations is uncertain.

We are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance that the outcomes from these examinations will not have a material adverse effect on our financial condition and operating results.

Risks Related to our Completed Strategic Transactions

We could have an indemnification obligation to HPE if the stock distribution in connection with the HPES business separation (the "Distribution") were determined not to qualify for tax-free treatment, which could materially adversely affect our financial condition.

If, due to any of our representations being untrue or our covenants being breached, the Distribution was determined not to qualify for tax-free treatment under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), HPE would generally be subject to tax as if it sold the DXC common stock in a taxable transaction, which could result in a material tax liability. In addition, each HPE stockholder who received DXC common stock in the Distribution would generally be treated as receiving a taxable Distribution in an amount equal to the fair market value of the DXC common stock received by the stockholder in the Distribution.

Under the tax matters agreement that we entered into with HPE in connection with the HPES Merger, we were required to indemnify HPE against taxes resulting from the Distribution or certain aspects of the HPES Merger arising as a result of an Everett Tainting Act (as defined in the Tax Matters Agreement). If we were required to indemnify HPE for taxes resulting from an Everett Tainting Act, that indemnification obligation would likely be substantial and could materially adversely affect our financial condition.

If the HPES Merger does not qualify as a reorganization under Section 368(a) of the Code, CSC's former stockholders may incur significant tax liabilities.

The completion of the HPES Merger was conditioned upon the receipt by HPE and CSC of opinions of counsel to the effect that, for U.S. federal income tax purposes, the HPES Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code (the "HPES Merger Tax Opinions"). The parties did not seek a ruling from the IRS regarding such qualification. The HPES Merger Tax Opinions were based on then current law and relied upon various factual representations and assumptions, as well as certain undertakings made by HPE, HPES and CSC. If any of those representations or assumptions is untrue or incomplete in any material respect or any of those undertakings is not complied with, or if the facts upon which the HPES Merger Tax Opinions are based are materially different from the actual facts that existed at the time of the HPES Merger, the conclusions reached in the HPES Merger Tax Opinions could be adversely affected and the HPES Merger may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS or the courts. No assurance can be given that the IRS will not challenge the conclusions set forth in the HPES Merger Tax Opinions or that a court would not sustain such a challenge. If the HPES Merger were determined to be taxable, previous holders of CSC common stock would be considered to have made a taxable disposition of their shares to HPES, and such stockholders would generally recognize taxable gain or loss on their receipt of HPES common stock in the HPES Merger.

We assumed certain material pension benefit obligations in connection with the HPES Merger. These liabilities and the related future funding obligations could restrict our cash available for operations, capital expenditures and other requirements, and may materially adversely affect our financial condition and liquidity.

Pursuant to the Employee Matters Agreement entered into in connection with the HPES Merger, while HPE retained all U.S. defined benefit pension plan liabilities, DXC retained all liabilities relating to the International Retirement Guarantee ("IRG") programs for all HPES employees. The IRG is a non-qualified retirement plan for employees who transfer internationally at the request of the HPE Group. The IRG determines the country of guarantee, which is generally the country in which an employee has spent the longest portion of his or her career with the HPE Group, and the present value of a full career benefit for the employee under the HPE defined benefit pension plan and social security or social insurance system in the country of guarantee. The IRG then offsets the present value of the retirement benefits from plans and social insurance systems in the countries in which the employee earned retirement benefits for his or her total period of HPE Group employment. The net benefit value is payable as a single sum as soon as practicable after termination or retirement. This liability could restrict cash available for our operations, capital expenditures and other requirements, and may materially affect our financial condition and liquidity.

In addition, pursuant to the Employee Matters Agreement, DXC assumed certain other defined benefit pension liabilities in a number of non-U.S. countries (including the U.K., Germany and Switzerland). Unless otherwise agreed or required by local law, where a defined benefit pension plan was maintained solely by a member of the HPES business, DXC assumed all assets and liabilities arising out of those non-U.S. defined benefit pension plans, and where a defined benefit pension plan was not maintained solely by a member of the HPES business, DXC assumed all assets and liabilities for those eligible HPES employees in connection with the HPES Merger. These liabilities and the related future payment obligations could restrict cash available for our operations, capital expenditures and other requirements, and may materially affect our financial condition and liquidity.

The USPS Separation and Mergers and NPS Separation could result in substantial tax liability to DXC and our stockholders.

Among the closing conditions to completing the USPS Separation and Mergers, we received a legal opinion of tax counsel substantially to the effect that, for U.S. federal income tax purposes: (i) the USPS Separation qualifies as a "reorganization" within the meaning of Section 368(a)(1)(D) of the Code; (ii) each of DXC and Perspecta is a "party to a reorganization" within the meaning of Section 368(b) of the Code with respect to the USPS Separation; (iii) the USPS distribution qualifies as (1) a tax-free spin-off, resulting in nonrecognition under Sections 355(a), 361 and 368(a) of the Code, and (2) a transaction in which the stock distributed thereby should constitute "qualified property" for purposes of Sections 355(d), 355(e) and 361(c) of the Code; and (iv) none of the related mergers causes Section 355(e) of the Code to apply to the USPS distribution. If, notwithstanding the conclusions expressed in these opinions, the USPS Separation and Mergers were determined to be taxable, DXC and its stockholders could incur significant tax liabilities.

In addition, prior to the HPES Merger, CSC spun off its North American Public Sector business ("NPS") on November 27, 2015 (the "NPS Separation"). In connection with the NPS Separation, CSC received an opinion of counsel substantially to the effect that, for U.S. federal income tax purposes, the NPS Separation qualified as a tax-free transaction to CSC and holders of CSC common stock under Section 355 and related provisions of the Code. The completion of the HPES Merger was conditioned upon the receipt of CSC of an opinion of counsel to the effect that the HPES Merger should not cause Section 355(e) of the Code to apply to the NPS Separation or otherwise affect the qualification of the NPS Separation as a tax-free distribution under Section 355 of the Code. If, notwithstanding the conclusions expressed in these opinions, the NPS Separation were determined to be taxable, CSC and CSC stockholders that received CSRA Inc. ("CSRA") stock in the NPS Separation could incur significant tax liabilities.

The opinions of counsel we received were based on, among other things, various factual representations and assumptions, as well as certain undertakings made by DXC, Perspecta and CSRA. If any of those representations or assumptions is untrue or incomplete in any material respect or any of those undertakings is not complied with, the conclusions reached in the opinion could be adversely affected and the USPS Separation or the NPS Separation may not qualify for tax-free treatment. Furthermore, an opinion of counsel is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS will not challenge the conclusions set forth in the opinions or that a court would not sustain such a challenge. If, notwithstanding our receipt of the opinions, the USPS Separation or NPS Separation is determined to be taxable, we would recognize taxable gain as if we had sold the shares of Perspecta or CSRA in a taxable sale for its fair market value, which could result in a substantial tax liability. In addition, if the USPS Separation or NPS Separation is determined to be taxable, each holder of our common stock who received shares of Perspecta or CSRA would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the shares received, which could materially increase such holder's tax liability.

Additionally, even if the USPS Separation otherwise qualifies as a tax-free transaction, the USPS distribution could be taxable to us (but not to our shareholders) in certain circumstances if future significant acquisitions of our stock or the stock of Perspecta are deemed to be part of a plan or series of related transactions that includes the USPS distribution. In this event, the resulting tax liability could be substantial. In connection with the USPS Separation, we entered into a tax matters agreement with Perspecta, under which it agreed not to undertake any transaction without our consent that could reasonably be expected to cause the USPS Separation to be taxable to us and to indemnify us for any tax liabilities resulting from such transactions. These obligations and potential tax liabilities could be substantial.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters is located at a leased facility in Ashburn, VA. We own or lease numerous offices and data centers in approximately 370 locations around the world. We do not identify properties by segment, as they are interchangeable in nature and used by both segments.

We continue to reduce our space capacity at low utilization and sub-scale locations, exit co-locations, align locations by skill type and optimize our data center footprint. Where commercially reasonable and to the extent it is not needed for future expansion, we seek to sell, lease or sublease our excess space.

The following table provides a summary of properties we owned and leased as of March 31, 2023:

Geographic Area	Approximate Square Feet (in millions)		
	Owned	Leased	Total
United States	2.3	1.3	3.6
EMEA	0.9	3.4	4.3
APAC	0.9	3.3	4.2
All other	0.6	0.2	0.8
Real estate in restructuring	—	1.6	1.6
Inactive space	0.7	0.2	0.9
Sublet space	0.4	—	0.4
Assets held for sale	0.4	—	0.4
Total	6.2	10.0	16.2

Type	Approximate Square Feet (in millions)		
	Owned	Leased	Total
Offices	1.9	6.2	8.1
Data centers	2.8	2.0	4.8
Real estate in restructuring	—	1.6	1.6
Inactive space	0.7	0.2	0.9
Sublet space	0.4	—	0.4
Assets held for sale	0.4	—	0.4
Total	6.2	10.0	16.2

We believe that the facilities described above are suitable and adequate to meet our current and anticipated requirements. As we transition to a more permanent virtual model, we believe we will have excess facilities space. See Note 8 - "Property and Equipment," which provides additional information related to our land, buildings and leasehold improvements, and Note 5 - "Leases," which provides additional information related to our real estate lease commitments.

ITEM 3. LEGAL PROCEEDINGS

See Note 21 - "Commitments and Contingencies" under the caption "Contingencies" for information regarding legal proceedings in which we are involved.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the New York Stock Exchange under the symbol "DXC."

Number of Holders

As of May 8, 2023, there were 38,901 holders of record of our common stock.

Dividends

The Board indefinitely suspended the Company's cash dividend payment beginning in the first quarter of fiscal 2021.

Issuer Purchases of Equity Securities

Share repurchase activity during the three months ended March 31, 2023 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
January 1, 2023 to January 31, 2023	710,633	$ 28.38	710,633	$ 810,962,128
February 1, 2023 to February 28, 2023	4,351,381	$ 28.61	4,351,381	$ 686,464,022
March 1, 2023 to March 31, 2023	8,460,167	$ 24.96	8,460,167	$ 475,271,849
Total	13,522,181	$ 26.32	13,522,181	

On April 3, 2017, we announced the establishment of a share repurchase plan approved by the Board with an initial authorization of $2.0 billion for future repurchases of outstanding shares of our common stock. On November 8, 2018, our Board approved an incremental $2.0 billion share repurchase authorization. Under these approved share repurchase plans, on February 2, 2022, we announced our intention and subsequently completed the repurchase of $1.0 billion of our outstanding shares of common stock in the open market prior to the issuance of this Annual Report on Form 10-K.

On May 18, 2023, DXC announced that its Board approved an incremental $1.0 billion share repurchase authorization. Share repurchases may be made from time to time through various means, including in open market purchases, 10b5-1 plans, privately-negotiated transactions, accelerated stock repurchases, block trades and other transactions, in compliance with Rule 10b-18 under the Exchange Act of 1934, as amended, as well as, to the extent applicable, other federal and state securities laws and other legal requirements. The timing, volume, and nature of share repurchases pursuant to the share repurchase plan are at the discretion of management and may be suspended or discontinued at any time.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act (the "IRA") into law. The IRA imposes a 1% excise tax on share repurchases completed after December 31, 2022. We reflect the excise tax within equity as part of the repurchase of the common stock.

See Note 16 - "Stockholders' Equity" for more information.

Performance Graph

The following graph compares the cumulative return on our common stock for the most recent five years, with the cumulative return on the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the Standard & Poor's North American Technology Index ("S&P North American Technology Index"). The graph assumes that $100 was invested at the market close on April 2, 2018 (the first trading day of fiscal 2019) in our common stock, the S&P 500 Index, and the S&P North American Technology Index and that dividends have been reinvested. The stock price performance of the following graph is not necessarily indicative of future stock price performance.

Comparison of Five Year Cumulative Total Return



The following table provides total shareholder returns assuming $100 was invested on April 2, 2018, with annual returns using our fiscal year-end date:

Company/Market/Peer Group	2019	2020	2021	2022	2023
DXC Technology Company	(24.6)%	(77.7)%	127.6 %	4.2 %	(20.7)%
S&P 500 Index	12.0 %	(7.0)%	56.4 %	15.6 %	(7.7)%
S&P North American Technology Index	19.0 %	3.8 %	72.0 %	8.7 %	(11.7)%

Equity Compensation Plans

See Part III, Item 12 of this Annual Report on Form 10-K for information regarding our equity compensation plans.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The purpose of the MD&A is to present information that management believes is relevant to an assessment and understanding of our results of operations and cash flows for the fiscal year ended March 31, 2023 and our financial condition as of March 31, 2023. The MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and notes.

The MD&A is organized in the following sections:

- Background
- Results of Operations
- Liquidity and Capital Resources
- Critical Accounting Estimates

The following discussion includes a comparison of our results of operations and liquidity and capital resources for fiscal 2023 and fiscal 2022. A comparison of our results of operations and liquidity and capital resources for fiscal 2022 and fiscal 2021 may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" on Form 10-K filed with the Securities and Exchange Commission on May 26, 2022.

Background

DXC helps global companies run their mission critical systems and operations while modernizing IT, optimizing data architectures, and ensuring security and scalability across public, private and hybrid clouds. The world's largest companies and public sector organizations trust DXC to deploy services to drive new levels of performance, competitiveness, and customer experience across their IT estates.

We generate revenue by offering a wide range of information technology services and solutions primarily in North America, Europe, Asia, and Australia. We operate through two segments: Global Business Services ("GBS") and Global Infrastructure Services ("GIS"). We market and sell our services directly to customers through our direct sales offices around the world. Our customers include commercial businesses of many sizes and in many industries and public sector clients.

Results of Operations

The following table provides financial data for fiscal 2023 and 2022:

	Fiscal Years Ended	
(In millions, except per-share amounts)	March 31, 2023	March 31, 2022
Revenues	$ 14,430	$ 16,265
(Loss) income before income taxes	(885)	1,141
Income tax (benefit) expense	(319)	405
Net (loss) income	$ (566)	$ 736
Diluted (loss) income per common share:	$ (2.48)	$ 2.81

Revenues

Our revenues by geography and operating segments are provided below:

| (in millions) | Fiscal Years Ended | | Percentage Change | Fiscal Year Ended | Percentage Change in Constant Currency[1] |
	March 31, 2023	March 31, 2022		Constant Currency March 31, 2023[1]	
Geographic Market					
United States	$ 4,320	$ 4,775	(9.5)%	$ 4,320	(9.5)%
United Kingdom	1,883	2,295	(18.0)%	2,137	(6.9)%
Other Europe	4,429	5,117	(13.4)%	4,849	(5.2)%
Australia	1,449	1,549	(6.5)%	1,566	1.1 %
Other International	2,349	2,529	(7.1)%	2,524	(0.2)%
Total Revenues	$ 14,430	$ 16,265	(11.3)%	$ 15,396	(5.3)%
Reportable Segments					
GBS	$ 6,960	$ 7,598	(8.4)%	$ 7,406	(2.5)%
GIS	7,470	8,667	(13.8)%	7,990	(7.8)%
Total Revenues	$ 14,430	$ 16,265	(11.3)%	$ 15,396	(5.3)%

[1] *Constant currency revenues are a non-GAAP measure calculated by translating current period activity into U.S. dollars using the comparable prior period's currency conversion rates. This information is consistent with how management views our revenues and evaluates our operating performance and trends. For more information, see "Non-GAAP Financial Measures."*

Total revenue for fiscal 2023 was $14.4 billion, a decrease of $1,835 million or 11.3%, as compared to the same period a year ago. The 11.3% decrease against the comparative period includes a 6.0% unfavorable foreign currency exchange rate impact, a 2.6% decline in revenue from the disposition of certain businesses, and a 2.7% decline in organic revenue. Organic revenue growth is a non-GAAP measure. For more information, see "Non-GAAP Financial Measures."

The unfavorable foreign currency exchange rate impact is primarily driven by the strengthening of the U.S. dollar against the British Pound, Euro, and Australian Dollar.

For a discussion of risks associated with our foreign operations, see Part I, Item 1A - "Risk Factors."

Global Business Services

GBS revenues were $7.0 billion for fiscal 2023, a decrease of $638 million or 8.4% compared to fiscal 2022. The 8.4% decrease against the comparative period includes a 5.9% unfavorable foreign currency exchange rate impact and a 4.9% decline in revenue from the disposition of certain businesses, partially offset by 2.4% organic revenue growth from additional services provided to new and existing customers.

Global Infrastructure Services

GIS revenues were $7.5 billion for fiscal 2023, a decrease of $1,197 million or 13.8% compared to fiscal 2022. The 13.8% decrease against the comparative period includes a 6.0% unfavorable foreign currency exchange rate impact, 0.6% decline in revenue from the disposition of certain businesses, and a 7.2% decline in organic revenue from project completions, early terminations, and lower resale revenue.

Costs and Expenses

Our total costs and expenses were as follows:

(in millions)	Dollar Amount Fiscal Years Ended		Change	
	March 31, 2023	March 31, 2022	Dollar	Percent
Costs of services (excludes depreciation and amortization and restructuring costs)	$ 11,246	$ 12,683	$ (1,437)	(11.3)%
Selling, general and administrative (excludes depreciation and amortization and restructuring costs)	1,375	1,408	(33)	(2.3)
Depreciation and amortization	1,519	1,717	(198)	(11.5)
Restructuring costs	216	318	(102)	(32.1)
Interest expense	200	204	(4)	(2.0)
Interest income	(135)	(65)	(70)	107.7
Debt extinguishment costs	—	311	(311)	(100.0)
Gain on disposition of businesses	(190)	(371)	181	(48.8)
Other expense (income), net	1,084	(1,081)	2,165	(200.3)
Total costs and expenses	$ 15,315	$ 15,124	$ 191	1.3 %

Costs of Services

Costs of services, excluding depreciation and amortization and restructuring costs ("COS"), were $11.2 billion for fiscal 2023, a decrease of $1,437 million compared to the prior fiscal year. The $1,437 million decrease in expenses was primarily due to a favorable foreign currency exchange rate impact of $761 million, a decrease in volumes from divestitures and lower revenue levels, and a reduction in professional services and contractor-related expenses from our cost optimization efforts.

Gross margin (Revenues less COS as a percentage of revenue) was 22.1% and 22.0% for fiscal 2023 and 2022, respectively.

Selling, General and Administrative

Selling, general and administrative expense, excluding depreciation and amortization and restructuring costs ("SG&A"), was $1.4 billion for fiscal 2023, a decrease of $33 million compared to the prior fiscal year. In fiscal 2023, SG&A as a percentage of revenues was 9.5%, an increase of 80 basis points against the comparative period. The $33 million decrease in SG&A expenses was primarily due to a favorable foreign currency exchange rate impact of $68 million, lower real estate costs and other professional and contractor-related expenses, and a $10 million decrease in transaction, separation and integration-related ("TSI") costs, partially offset by a $46 million charge for merger-related indemnification expenses, $29 million for arbitration losses, and $8 million for the SEC Matter.

Depreciation and Amortization

Depreciation expense was $519 million for fiscal 2023, a decrease of $106 million compared to the prior fiscal year. The decrease in depreciation expense was primarily due to lower average net property and equipment balances and a favorable foreign currency exchange rate impact of $30 million for fiscal 2023.

Amortization expense was $1,000 million for fiscal 2023, a decrease of $92 million compared to the prior fiscal year. The decrease in amortization expense was primarily due to a decrease in software amortization, a reduction in transition and transformation contract cost amortization due to contract completions, and a favorable foreign currency exchange rate impact of $43 million for fiscal 2023.

Restructuring Costs

Restructuring costs represent severance related to workforce optimization programs and expense associated with facilities and data center rationalization.

During fiscal 2023, management approved global cost savings initiatives designed to better align our workforce and facility structures. Total restructuring costs recorded, net of reversals, during fiscal 2023 were $216 million, a decrease of $102 million compared to the prior fiscal year.

See Note 13 - "Restructuring Costs" for additional information about our restructuring actions.

Interest Expense and Interest Income

For fiscal 2023, net interest expense (interest expense less interest income) was $65 million, a decrease of $74 million as compared to the prior fiscal year. The decrease in net interest expense against the comparative period was primarily due to higher income from notional cash pool deposits due to global interest rate hikes, a reduction in notes payable and term loans resulting from the Company's refinancing of its high coupon debt in fiscal 2022, and decreases in interest expense from finance leases and borrowings for asset financing.

Debt Extinguishment Costs

There were no debt extinguishment costs recorded for fiscal 2023.

Debt extinguishment costs were $311 million for fiscal 2022, for the partial and full redemption of term loans, senior notes, and extinguishment of debt associated with asset financing.

Gain on Disposition of Businesses

During fiscal 2023, DXC sold its FDB business, resulting in a pre-tax gain of $215 million. During fiscal 2023, DXC also sold certain insignificant businesses that resulted in a net loss of $25 million.

During fiscal 2022, DXC sold its HPS business resulting in a pre-tax gain on sale of $331 million. During fiscal 2022, DXC also sold certain insignificant businesses that resulted in a gain of $53 million. This was partially offset by $13 million in sales price adjustments related to prior year dispositions, which resulted from changes in projected closing net working capital.

Other Expense (Income), Net

Other expense (income), net comprises non-service cost components of net periodic pension income, movement in foreign currency exchange rates on our foreign currency denominated assets and liabilities and the related economic hedges, equity earnings of unconsolidated affiliates and other miscellaneous gains and losses.

The components of other expense (income), net for fiscal 2023 and 2022 were as follows:

| | Fiscal Years Ended | | |
(in millions)	March 31, 2023	March 31, 2022	Dollar Change
Non-service cost components of net periodic pension expense (income)	$ 1,180	$ (1,066)	$ 2,246
Foreign currency (gain) loss	(15)	13	(28)
Gain on sale of assets	(90)	(88)	(2)
Other loss	9	60	(51)
Total	$ 1,084	$ (1,081)	$ 2,165

Other expense (income), net, was $1,084 million and $(1,081) million in fiscal 2023 and fiscal 2022, respectively, a change of $2,165 million compared to the prior fiscal year that was primarily due to:

- net periodic pension expense increased by $2,246 million primarily due to a $1,070 million mark-to-market pension loss in fiscal 2023 versus a $664 million gain in fiscal 2022, a $361 million settlement loss in fiscal 2023 related to the buy-out of a defined benefit pension plan in the U.K., and $131 million less pension income in fiscal 2023 due to changes in expected returns on assets and other actuarial assumptions. See Note 14 - "Pension and Other Benefit Plans" for additional information.
- a foreign currency gain of $15 million in fiscal 2023 versus a $13 million loss in fiscal 2022 primarily due to movements of exchange rates on our foreign currency-denominated assets and liabilities, related hedges including forward contracts to manage our exposure to economic risk, and the cost of our hedging program.
- a $2 million of increase in gains from sales of assets.
- a $51 million decrease in other losses, primarily due to a greater amount of impairment losses in the comparative period.

Taxes

Our effective tax rate ("ETR") on income (loss) from continuing operations, before taxes, for fiscal 2023 and 2022 was (36.0)% and 35.5%, respectively. A reconciliation of the differences between the U.S. federal statutory rate and the ETR, as well as other information about our income tax provision, is provided in Note 15 - "Income Taxes."

In fiscal 2023, the ETR was primarily impacted by:
- A reduction in base erosion and transition taxes, which increased income tax benefit and decreased the ETR by $81 million and 9.1%, respectively.
- Income tax and foreign tax credits, which increased income tax benefit and decreased the ETR by $71 million and 8.0%, respectively, offset by tax expense on U.S. international tax inclusions which decreased tax benefit and increased the ETR by $51 million and 5.8%, respectively.
- Non-taxable gains and losses from business divestitures, which increased income tax benefit and decreased the ETR by $67 million and 7.6%, respectively.

In fiscal 2022, the ETR was primarily impacted by:
- Income tax and foreign tax credits, which decreased income tax expense and decreased the ETR by $174 million and 15.2%, respectively.
- Changes in Luxembourg losses that increased the ETR by $1,609 million and 141.0%, respectively, with an offsetting decrease in the ETR due to a decrease in the valuation allowance of the same amount.
- Adjustments to uncertain tax positions that increased the overall income tax expense and the ETR by $78 million and 6.8%, respectively.

The Internal Revenue Service (the "IRS") has examined, or is examining, the Company's federal income tax returns for fiscal 2009 through the tax year ended October 31, 2018. With respect to CSC's fiscal 2009 through 2017 federal tax returns, the Company participated in settlement negotiations with the IRS Office of Appeals. The IRS examined several issues for these tax years that resulted in various audit adjustments. The Company and the IRS Office of Appeals have settled various audit adjustments, and we disagree with the IRS' disallowance of certain losses and deductions resulting from restructuring costs and tax planning strategies in previous years. As we believe we will ultimately prevail on the technical merits of the disagreed items and are challenging them in the U.S. Tax Court, these matters are not fully reserved and would result in incremental federal and state tax expense and cash tax payments of approximately $477 million (including estimated interest and penalties) for the unreserved portion of these items if we do not prevail. We have received notices of deficiency with respect to fiscal 2009, 2010, 2011 and 2013 and have timely filed petitions with the U.S. Tax Court. We do not expect the U.S. Tax Court matters to be resolved in the next 12 months.

The Company's fiscal years 2009, 2010, 2011 and 2013 are in the U.S. Tax Court, and consequently these years will remain open until such proceedings have concluded. The statute of limitations on assessments related to a refund claim for fiscal year 2012 is open through February 28, 2025. The Company has agreed to extend the statute of limitations for fiscal and tax return years 2014 through 2020 to September 30, 2024. The Company expects to reach resolution for fiscal and tax return years 2009 through 2020 no earlier than fiscal 2025.

The Company may settle certain other tax examinations for different amounts than the Company has accrued as uncertain tax positions. Consequently, the Company may need to accrue and ultimately pay additional amounts or pay lower amounts than previously estimated and accrued when positions are settled in the future. The Company believes the outcomes that are reasonably possible within the next 12 months to result in a reduction in its liability for uncertain tax positions, excluding interest, penalties, and tax carry-forwards, would be approximately $16 million.

Earnings Per Share (EPS)

Diluted (loss) earnings per share for fiscal 2023 was $(2.48), as compared to $2.81 in fiscal 2022. The decrease in earnings per share was due to a decrease of $1,286 million in net income attributable to DXC common stockholders.

Diluted EPS for fiscal 2023 includes $0.74 per share of restructuring costs, $0.06 per share of transaction, separation and integration-related costs, $1.38 per share of amortization of acquired intangible assets, $0.22 per share of merger-related indemnification, arbitration loss, and SEC Matter costs, $0.06 per share of impairment losses, $4.89 per share of pension and OPEB actuarial and settlement losses, $(0.92) per share of net gains on dispositions, and $(0.52) per share of tax adjustments primarily relating to tax adjustments to impair or recognize certain deferred tax assets and adjustments for changes in tax legislation.

Diluted earnings per share for fiscal 2022 includes $0.99 per share of restructuring costs, $0.07 per share of transaction, separation and integration-related costs, $1.35 per share of amortization of acquired intangible assets, $0.09 per share of impairment losses, $(0.93) per share of net gains on dispositions, $(1.99) per share of pension and OPEB actuarial and settlement gains, $0.93 per share of debt extinguishment costs, and $0.17 per share of tax adjustments primarily relating to tax adjustments to impair or recognize certain deferred tax assets and adjustments for changes in tax legislation.

Non-GAAP Financial Measures

We present non-GAAP financial measures of performance which are derived from the statements of operations of DXC. These non-GAAP financial measures include earnings before interest and taxes ("EBIT"), adjusted EBIT, non-GAAP income before income taxes, non-GAAP net income, non-GAAP net income attributable to DXC common stockholders, non-GAAP EPS, organic revenue growth, and constant currency revenues.

We believe EBIT, adjusted EBIT, non-GAAP income before income taxes, non-GAAP net income, non-GAAP net income attributable to DXC common stockholders, and non-GAAP EPS provide investors with useful supplemental information about our operating performance after excluding certain categories of expenses.

We believe constant currency revenues provides investors with useful supplemental information about our revenues after excluding the effect of currency exchange rate fluctuations for currencies other than U.S. Dollars in the periods presented. See below for a description of the methodology we use to present constant currency revenues.

One category of expenses excluded from adjusted EBIT, non-GAAP income before income tax, non-GAAP net income, non-GAAP net income attributable to DXC common stockholders, and non-GAAP EPS, incremental amortization of intangible assets acquired through business combinations, if included, may result in a significant difference in period over period amortization expense on a GAAP basis. We exclude amortization of certain acquired intangible assets as these non-cash amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions. Although DXC management excludes amortization of acquired intangible assets, primarily customer-related intangible assets, from its non-GAAP expenses, we believe that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and support revenue generation. Any future transactions may result in a change to the acquired intangible asset balances and associated amortization expense.

Another category of expenses excluded from adjusted EBIT, non-GAAP income before income tax, non-GAAP net income, non-GAAP net income attributable to DXC common stockholders, and non-GAAP EPS is impairment losses, which, if included, may result in a significant difference in period over period expense on a GAAP basis. We exclude impairment losses as these non-cash amounts reflect generally an acceleration of what would be multiple periods of expense and are not expected to occur frequently. Further, assets such as goodwill may be significantly impacted by market conditions outside of management's control.

Selected references are made to revenue growth on an "organic basis" so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates and without the impacts of acquisitions and divestitures, thereby providing comparisons of operating performance from period to period of the business that we have owned during both periods presented. Organic revenue growth is calculated by dividing the year-over-year change in GAAP revenues attributed to organic growth by the GAAP revenues reported in the prior comparable period. This approach is used for all results where the functional currency is not the U.S. dollar. We believe organic revenue growth provides investors with useful supplemental information about our revenues after excluding the effect of currency exchange rate fluctuations for currencies other than U.S. dollars and the effects of acquisitions and divestitures in both periods presented.

There are limitations to the use of the non-GAAP financial measures presented in this report. One of the limitations is that they do not reflect complete financial results. We compensate for this limitation by providing a reconciliation between our non-GAAP financial measures and the respective most directly comparable financial measure calculated and presented in accordance with GAAP. Additionally, other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes between companies. Selected references are made on a "constant currency basis" so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates, thereby providing comparisons of operating performance from period to period. Financial results on a "constant currency basis" are non-GAAP measures calculated by translating current period activity into U.S. Dollars using the comparable prior period's currency conversion rates. This approach is used for all results where the functional currency is not the U.S. Dollar. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Revenues."

Certain non-GAAP financial measures and the respective most directly comparable financial measures calculated and presented in accordance with GAAP include:

(in millions)	Dollar Amount			
	Fiscal Years Ended		Change	
	March 31, 2023	March 31, 2022	Dollar	Percent
(Loss) income before income taxes	$ (885)	$ 1,141	$ (2,026)	(177.6)%
Non-GAAP income before income taxes	$ 1,092	$ 1,236	$ (144)	(11.7)%
Net (loss) income	$ (566)	$ 736	$ (1,302)	(176.9)%
Adjusted EBIT	$ 1,157	$ 1,375	$ (218)	(15.9)%

Reconciliation of Non-GAAP Financial Measures

Our non-GAAP adjustments include:
- Restructuring costs – includes costs, net of reversals, related to workforce and real estate optimization and other similar charges.
- Transaction, separation and integration-related ("TSI") costs – includes costs related to integration, planning, financing and advisory fees and other similar charges associated with mergers, acquisitions, strategic investments, joint ventures, and dispositions and other similar transactions.[1]
- Amortization of acquired intangible assets – includes amortization of intangible assets acquired through business combinations.
- Pension and OPEB actuarial and settlement gains and losses – pension and OPEB actuarial mark to market adjustments and settlement gains and losses.
- Merger related indemnification – represents the Company's current estimate of potential liability to HPE for a tax related indemnification; indemnification on the Forsyth v. HP Inc. and HPE litigation[2]; and indemnification on the Company's final liability to HPE on the Oracle v. HPE litigation. These obligations are pursuant to HPES merger.
- SEC Matter - represents the Company's liability related to a previously disclosed investigation into its historical determination and disclosure of certain "transaction, separation, and integration-related costs" as part of the Company's non-GAAP adjustments.[3]
- Gains and losses on dispositions – gains and losses related to dispositions of businesses, strategic assets and interests in less than wholly-owned entities.[4]
- Arbitration loss - reflects losses arising from arbitration decisions in the third and fourth quarters of fiscal 2023.
- Impairment losses – impairment losses on assets classified as long-term on the balance sheet.[5]
- Debt extinguishment costs – costs associated with early retirement, redemption, repayment or repurchase of debt and debt-like items including any breakage, make-whole premium, prepayment penalty or similar costs as well as solicitation and other legal and advisory expenses.[6]
- Tax adjustments – discrete tax adjustments to impair or recognize certain deferred tax assets and adjustments for changes in tax legislation. Income tax expense (benefit) of merger and divestitures is separately computed based on the underlying transaction. Income tax expense of all other (non-discrete) non-GAAP adjustments is computed by applying the jurisdictional tax rate to the pre-tax adjustments on a jurisdictional basis.[7]

[1] *TSI-Related Costs for both periods presented include fees and other internal and external expenses associated with legal, accounting, consulting, due diligence, investment banking advisory, and other services, as well as financing fees, retention incentives, and resolution of transaction related claims in connection with, or resulting from, exploring or executing potential acquisitions, dispositions and strategic investments, whether or not announced or consummated.*

The TSI-Related costs for fiscal 2023 include $16 million of costs incurred in connection with activities related to acquisitions and divestitures.

The TSI-Related costs for fiscal 2022 include $14 million of costs to execute dispositions (including $2 million for the sale of HHS which closed in October 2020 and $12 million for the sale of HPS which closed on April 1, 2021); $2 million legal costs and a $(12) million credit towards Perspecta Arbitration settlement; $5 million in expenses related to integration projects resulting from the HPES merger (including costs associated with continuing efforts to separate certain IT systems) and $17 million of costs incurred in connection with activities related to other acquisitions and divestitures.

[2] *See Note 21 – "Commitments and Contingencies," Forsyth, et al. v. HP Inc. and Hewlett Packard Enterprise.*

[3] *See Note 21 – "Commitments and Contingencies," SEC Matter.*

[4] *Gains and losses on dispositions for fiscal 2023 include a $215 million gain on sale of the FDB business and a net loss of $25 million on dispositions related to certain insignificant businesses.*

Gains and losses on dispositions for fiscal 2022 include a $331 million gain on sale of the HPS business, gains of $23 million on dispositions related to certain insignificant businesses, and a loss of $13 million on adjustments relating to the sale of the HHS business.

[5] *Impairment losses for fiscal 2023 include an $8 million impairment charge for customer related intangible assets and an $11 million impairment charge associated with a strategic investment.*

Impairment losses for fiscal 2022 include a $10 million impairment charge of capitalized TSI related property and equipment and a $21 million impairment charge of loan receivable and stock warrants associated with a strategic investment.

[6] *Debt extinguishment costs for fiscal 2022 were $311 million for the partial and full redemption of term loans, senior notes, and extinguishment of debt associated with asset financing.*

[7] *Tax adjustment for fiscal 2023 includes $(87) million net revaluation of deferred taxes resulting from changes in non-US jurisdiction tax rates, $(28) million of adjustments to transition tax, and $(5) million for changes in valuation allowances on deferred tax assets.*

Tax adjustment for fiscal 2022 includes $50 million net revaluation of deferred taxes resulting from changes in non-US jurisdiction tax rates and $(7) million of adjustment to transition tax.

A reconciliation of reported results to non-GAAP results is as follows:

(in millions, except per-share amounts)	As Reported	Restructuring Costs	Transaction, Separation and Integration-Related Costs	Amortization of Acquired Intangible Assets	Merger Related Indemnification, Arbitration Loss, and SEC Matter	Gains and Losses on Dispositions	Impairment Losses	Pension and OPEB Actuarial and Settlement Gains and Losses	Tax Adjustment	Non-GAAP Results
Fiscal Year Ended March 31, 2023										
(Loss) income before income taxes	(885)	216	16	402	83	(190)	19	1,431	—	1,092
Income tax (benefit) expense	(319)	44	3	81	31	25	4	291	120	280
Net (loss) income	(566)	172	13	321	52	(215)	15	1,140	(120)	812
Less: net income attributable to non-controlling interest, net of tax	2	—	—	—	—	—	—	2	—	4
Net (loss) income attributable to DXC common stockholders	$ (568)	$ 172	$ 13	$ 321	$ 52	$ (215)	$ 15	$ 1,138	(120)	$ 808
Effective Tax Rate	36.0 %									25.6 %
Basic EPS	$ (2.48)	$ 0.75	$ 0.06	$ 1.40	$ 0.23	$ (0.94)	$ 0.07	$ 4.97	$ (0.52)	$ 3.53
Diluted EPS	$ (2.48)	$ 0.74	$ 0.06	$ 1.38	$ 0.22	$ (0.92)	$ 0.06	$ 4.89	$ (0.52)	$ 3.47
Weighted average common shares outstanding for:										
Basic EPS	228.99	228.99	228.99	228.99	228.99	228.99	228.99	228.99	228.99	228.99
Diluted EPS	228.99	232.62	232.62	232.62	232.62	232.62	232.62	232.62	232.62	232.62

(in millions, except per-share amounts)	As Reported	Restructuring Costs	Transaction, Separation and Integration-Related Costs	Amortization of Acquired Intangible Assets	Impairment Losses	Gains and Losses on Dispositions	Pension and OPEB Actuarial and Settlement Gains and Losses	Debt Extinguishment Costs	Tax Adjustment	Non-GAAP Results
					Fiscal Year Ended March 31, 2022					
Income before income taxes	1,141	318	26	434	31	(341)	(684)	311	—	1,236
Income tax expense	405	65	7	90	7	(104)	(171)	73	(43)	329
Net income	736	253	19	344	24	(237)	(513)	238	43	907
Less: net income attributable to non-controlling interest, net of tax	18	—	—	—	—	—	(5)	—	—	13
Net income attributable to DXC common stockholders	$ 718	$ 253	$ 19	$ 344	$ 24	$ (237)	$ (508)	$ 238	$ 43	$ 894
Effective Tax Rate	35.5 %									26.6 %
Basic EPS	$ 2.87	$ 1.01	$ 0.08	$ 1.38	$ 0.10	$ (0.95)	$ (2.03)	$ 0.95	$ 0.17	$ 3.58
Diluted EPS	$ 2.81	$ 0.99	$ 0.07	$ 1.35	$ 0.09	$ (0.93)	$ (1.99)	$ 0.93	$ 0.17	$ 3.50
Weighted average common shares outstanding for:										
Basic EPS	250.02	250.02	250.02	250.02	250.02	250.02	250.02	250.02	250.02	250.02
Diluted EPS	255.21	255.21	255.21	255.21	255.21	255.21	255.21	255.21	255.21	255.21

Reconciliations of revenue growth to organic revenue growth are as follows:

	Fiscal Years Ended	
	March 31, 2023	March 31, 2022
Total revenue growth	(11.3)%	(8.3)%
Foreign currency	6.0 %	(0.8)%
Acquisitions and divestitures	2.6 %	6.5 %
Organic revenue growth	(2.7)%	(2.6)%
GBS revenue growth	(8.4)%	(8.9)%
Foreign currency	5.9 %	(0.4)%
Acquisitions and divestitures	4.9 %	13.2 %
GBS organic revenue growth	2.4 %	3.9 %
GIS revenue growth	(13.8)%	(7.7)%
Foreign currency	6.0 %	(1.2)%
Acquisitions and divestitures	0.6 %	0.5 %
GIS organic revenue growth	(7.2)%	(8.4)%

Reconciliations of net (loss) income to adjusted EBIT are as follows:

(in millions)	Fiscal Years Ended	
	March 31, 2023	March 31, 2022
Net (loss) income	$ (566)	$ 736
Income tax (benefit) expense	(319)	405
Interest income	(135)	(65)
Interest expense	200	204
EBIT	(820)	1,280
Restructuring costs	216	318
Transaction, separation and integration-related costs	16	26
Amortization of acquired intangible assets	402	434
Merger-related indemnification	46	—
SEC Matter	8	—
Gains on dispositions	(190)	(341)
Arbitration loss	29	—
Impairment losses	19	31
Pension and OPEB actuarial and settlement losses (gains)	1,431	(684)
Debt extinguishment costs	—	311
Adjusted EBIT	$ 1,157	$ 1,375

Liquidity and Capital Resources

Cash and Cash Equivalents and Cash Flows

As of March 31, 2023, our cash and cash equivalents ("cash") were $1.9 billion, of which $0.7 billion was held outside of the U.S. We maintain various multi-currency, multi-entity, cross-border, physical and notional cash pool arrangements with various counterparties to manage liquidity efficiently that enable participating subsidiaries to draw on the Company's pooled resources to meet liquidity needs.

A significant portion of the cash held by our foreign subsidiaries is not expected to be impacted by U.S. federal income tax upon repatriation. However, a portion of this cash may still be subject to foreign and U.S. state income tax consequences upon future remittance. Therefore, if additional funds held outside the U.S. are needed for our operations in the U.S., we plan to repatriate these funds not designated as indefinitely reinvested.

We have $0.1 billion in cash held by foreign subsidiaries used for local operations that is subject to country-specific limitations which may restrict or result in increased costs in the repatriation of these funds. In addition, other practical considerations may limit our use of consolidated cash. This includes cash of $0.1 billion held by majority owned consolidated subsidiaries where third parties or public shareholders hold minority interests.

The following table summarizes our cash flow activity:

	Fiscal Year Ended		
(in millions)	March 31, 2023	March 31, 2022	Change
Net cash provided by (used in):			
Operating activities	$ 1,415	$ 1,501	$ (86)
Investing activities	(635)	(60)	(575)
Financing activities	(1,507)	(1,818)	311
Effect of exchange rate changes on cash and cash equivalents	(97)	29	(126)
Cash classified within current assets held for sale	10	52	(42)
Net decrease in cash and cash equivalents	$ (814)	$ (296)	$ (518)
Cash and cash equivalents at beginning of year	2,672	2,968	
Cash and cash equivalents at end of year	$ 1,858	$ 2,672	

Operating cash flow

Net cash provided by operating activities was $1,415 million and $1,501 million, respectively, in fiscal 2023 and fiscal 2022, a decrease of $86 million compared to the prior fiscal year. The decrease was primarily due to:

- a decrease in net income, net of adjustments of $455 million.
- a $369 million favorable change in working capital during fiscal 2023 compared to fiscal 2022 primarily from improvements in our cash collections and payables cycles. These improvements were partially offset by a decrease in advance contract payments and deferred revenue due to timing of certain large customer cash receipts in fiscal 2022.

The following table contains certain key working capital metrics:

	As of		
	March 31, 2023	March 31, 2022	March 31, 2021
Days of sales outstanding in accounts receivable	67	69	66
Days of purchases outstanding in accounts payable	(50)	(45)	(40)
Cash conversion cycle	17	24	26

Investing cash flow

Net cash used in investing activities was $635 million and $60 million, respectively, in fiscal 2023 and fiscal 2022, a change of $575 million compared to the prior fiscal year. The change was primarily due to:

- cash outflows from business dispositions of $147 million in fiscal 2023 caused by net cash deposit outflows from the sale of the FDB Business, compared with a cash inflow of $533 million in fiscal 2022 resulting from various business divestitures in fiscal 2022.
- an $80 million year-over-year decrease in cash outflows from capital expenditures primarily from software purchased and developed.
- $71 million of incremental proceeds from sales of assets, partially offset by a $46 million decrease in proceeds from short-term and other investing activities.

Financing cash flow

Net cash used in financing activities was $1,507 million and $1,818 million, respectively, in fiscal 2023 and fiscal 2022, a change of $311 million compared to the prior fiscal year. The lower net cash used in financing activities was primarily due to:

- a $479 million decrease in payments on capital leases and borrowings for asset financings, as the Company continues reducing the volume of these financing arrangements.
- a $216 million decrease in cash outflows from net borrowings on long term debt, including the payment of debt extinguishment costs in fiscal 2022.
- a $73 million increase in cash inflows from other financing activities, primarily due to a fiscal 2022 $85 million repayment of a liability resulting from a financing transaction entered in fiscal 2017.
- a $406 million increase in cash outflows from net repayments on commercial paper borrowings, as the Company reduced its activity in the European commercial paper market due to lower operating cash requirements.
- $51 million of higher cash outflows from increased share repurchase activity and related taxes paid on net share settlements.

Debt Financing

The following table summarizes our total debt:

| (in millions) | As of | |
	March 31, 2023	March 31, 2022
Short-term debt and current maturities of long-term debt	$ 500	$ 900
Long-term debt, net of current maturities	3,900	4,065
Total debt	$ 4,400	$ 4,965

The $0.6 billion decrease in total debt during fiscal 2023 was primarily due to net decreases in commercial paper borrowings, finance lease liabilities and borrowings for asset financing. The redemption of the mandatorily redeemable preferred stock outstanding and a favorable foreign currency exchange rate impact also contributed to the decrease in total debt during fiscal 2023.

We were in compliance with all financial covenants associated with our borrowings as of March 31, 2023 and March 31, 2022.

As of March 31, 2023, our credit ratings were as follows:

Rating Agency	Long Term Ratings	Short Term Ratings	Outlook
Fitch	BBB	F-2	Stable
Moody's	Baa2	P-2	Stable
S&P	BBB-	-	Stable

For information on the risks of ratings downgrades, see Part I, Item 1A - "Risk Factors" subsection titled "Failure to maintain our credit rating and ability to manage working capital, refinance and raise additional capital for future needs could adversely affect our liquidity, capital position, borrowing cost, and access to capital markets."

Liquidity

We expect our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our normal operating requirements for the next 12 months. We expect to continue using cash generated by operations as a primary source of liquidity; however, should we require funds greater than that generated from our operations to fund discretionary investment activities, such as business acquisitions, we have the ability to raise capital through debt financing, including the issuance of capital market debt instruments such as commercial paper and bonds. In addition, we currently utilize and will further utilize accounts receivable sales facilities, and our cross-currency cash pool for liquidity needs. There is no guarantee that we will be able to obtain debt financing, if required, on terms and conditions acceptable to us, if at all, in the future.

Our exposure to operational liquidity risk is primarily from long-term contracts which require significant investment of cash during the initial phases of the contracts. The recovery of these investments is over the life of the contract and is dependent upon our performance as well as customer acceptance.

Our liquidity of $5.4 billion as of March 31, 2023, includes $1.9 billion of cash and cash equivalents, $3.0 billion of available borrowings under our revolving credit facility, and $500 million of available borrowings under our term loan credit agreement.

Share Repurchases

See Note 16 - "Stockholders' Equity."

Dividends

To maintain our financial flexibility, we continued to suspend payment of quarterly dividends for fiscal 2023.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to arrangements that include guarantees, the receivables sales facility and certain other financial instruments with off-balance sheet risk, such as letters of credit and surety bonds. We also use performance letters of credit to support various risk management insurance policies. No liabilities related to these arrangements are reflected in the Company's balance sheets. See Note 4 - "Receivables" and Note 21 - "Commitments and Contingencies" for additional information regarding these off-balance sheet arrangements.

Cash Commitments

For a description of the Company's cash commitments to debt, leases, pension and other benefit plans, and minimum purchase commitments, refer to "Note 11 - Debt", Note 5 - "Leases", "Note 21 - Commitments and Contingencies", and "Note 14 - Pension and Other Benefit Plans "for the estimated future benefit payments under our Pension and OPEB plans.

Our other cash commitments as of March 31, 2023, were as follows:

(in millions)	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
U.S. Tax Reform - Transition Tax[1]	43	66	—	—	109
Interest payments[2]	74	118	57	32	281
Total	$ 117	$ 184	$ 57	$ 32	$ 390

[1] *The transition tax resulted in recording a total transition tax obligation of $198 million, of which $223 million was recorded as income tax liability and $25 million was recorded as an unrecognized tax benefit receivable, which has been omitted from this table. The transition tax is payable over eight years; 8% of net tax liability in each of years 1-5, 15% in year 6, 20% in year 7, and 25% in year 8. We have made our first five payments. See Note 15 - "Income Taxes" for additional information about the transition tax, and the estimated liability related to unrecognized tax benefits.*

[2] *Amounts represent scheduled interest payments on long-term debt.*

Critical Accounting Estimates

The preparation of the financial statements, in accordance with GAAP, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. The Company bases its estimates on assumptions regarding historical experience, currently available information, and anticipated developments that it believes are reasonable and appropriate. However, because the use of estimates involves an inherent degree of uncertainty, actual results could differ from those estimates. We consider the following policies to be critical because of their complexity and the high degree of judgment involved in implementing them: revenue recognition, income taxes, defined benefit plans, valuation of assets, and loss accruals for litigation. We have discussed the selection of our critical accounting policies and the effect of estimates with the Audit Committee of our Board.

Revenue Recognition

Most of our revenues are recognized based on objective criteria and do not require significant estimates that may change over time. However, some arrangements may require significant estimates, including contracts which include multiple performance obligations.

Contracts with multiple performance obligations

Many of our contracts require us to provide a range of services or performance obligations to our customers, which may include a combination of services, products or both and may also contain leases embedded in those arrangements. As a result, significant judgment may be required to determine the appropriate accounting, including whether the elements specified in contracts with multiple performance obligations should be treated as separate performance obligations for revenue recognition purposes, and, when considered appropriate, how the total transaction price should be allocated among the performance obligations and any lease components and the timing of revenue recognition for each. For contracts with multiple performance obligations and lease components, we allocate the contract's transaction price to each performance obligation and lease component based on the relative standalone selling price of each distinct good or service in the contract. Other than software sales involving multiple performance obligations, the primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which we forecast our expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service. Certain of our contracts involve the sale of DXC proprietary software, post-contract customer support and other software-related services. The standalone selling price generally is determined for each performance obligation using an adjusted market assessment approach based on the price charged where each deliverable is sold separately. In certain limited cases (typically for software licenses) when the historical selling price is highly variable, the residual approach is used. This approach allocates revenue to the performance obligation equal to the difference between the total transaction price and the observable standalone selling prices for the other performance obligations. These methods involve significant judgments and estimates that we assess periodically by considering market and entity-specific factors, such as type of customer, features of the products or services and market conditions.

Once the total revenues have been allocated to the various performance obligations and lease components, revenues for each are recognized based on the relevant revenue recognition method for each. Estimates of total revenues at contract inception often differ materially from actual revenues due to volume differences, changes in technology or other factors which may not be foreseen at inception.

Contract modifications

A contract modification is a legally binding change to the scope, price, or both of an existing contract. Contract modifications are reviewed to determine whether they should be accounted for as part of the original contract, the termination of an existing contract and the creation of a new contract, or as a separate contract, and whether they modify an embedded lease. This determination requires significant judgment, which could impact the timing of revenue recognition.

Costs to obtain contracts with customers

Accounting for the costs to obtain contracts with customers requires significant judgments and estimates with regards to the determination of sales commission payments that qualify for deferral of costs and the related amortization period. Most of our sales commission plans are quota-based and payments are made by achieving targets related to a large number of new and renewed contracts. Certain sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. We defer and amortize these costs on a straight-line basis over an average period of benefit of five years, which is determined and regularly assessed by considering the length of our customer contracts, our technology and other factors. Significant changes in these estimates or impairment may result if material contracts terminate earlier than the expected benefit period, or if there are material changes in the average contract period.

Income Taxes

We are subject to income taxes in the United States (federal and state) and numerous foreign jurisdictions. Significant judgment is required in determining our provision for income taxes, analyzing our income tax reserves, the determination of the likelihood of recoverability of deferred tax assets and any corresponding adjustment of valuation allowances. In addition, our tax returns are routinely audited, and settlements of issues raised in these audits sometimes affect our tax provisions.

As a global enterprise, our ETR is affected by many factors, including our global mix of earnings among countries with differing statutory tax rates, the extent to which our non-U.S. earnings are indefinitely reinvested outside the U.S., changes in the valuation allowance for deferred tax assets, changes in tax regulations, acquisitions, dispositions and the tax characteristics of our income. We cannot predict with certainty what our ETR will be in the future because there is uncertainty regarding these factors. Future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

The majority of our global unremitted foreign earnings have been taxed or would be exempt from U.S. tax upon repatriation. Such earnings and all current foreign earnings are not indefinitely reinvested. The following earnings are considered indefinitely reinvested: approximately $484 million that could be subject to U.S. federal tax when repatriated to the U.S. under section 1.245A-5(b) of the final Treasury regulations; and approximately $200 million of our accumulated earnings in India. A portion of these indefinitely reinvested earnings may be subject to foreign and U.S. state tax consequences when remitted. The Company will continue to evaluate its position based on its future strategy and cash needs.

Considerations impacting the recoverability of deferred tax assets include the period of expiration of the tax asset, planned use of the tax asset, historical and projected taxable income as well as deferred tax liabilities for the tax jurisdiction to which the tax asset relates. In determining whether the deferred tax assets are realizable, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, taxable income in prior carryback years, projected future taxable income, tax planning strategies and recent results of financial operations. We recorded a valuation allowance against deferred tax assets of approximately $2.1 billion as of March 31, 2023, due to uncertainties related to the ability to utilize these assets. However, valuation allowances are subject to change in future reporting periods due to changes in various factors such as when inputs or estimates used in determining valuation allowances significantly change or upon the receipt of new information.

We determine whether it is more likely than not a tax position will be sustained upon examination by the appropriate taxing authorities before any portion of the tax benefit is recorded in our financial statements and only the portion of the tax benefit that is measured as greater than 50% likely to be realized upon settlement with a taxing authority (that has full knowledge of all relevant information) is recognized. We may be required to change our provision for income taxes when the ultimate outcome of a tax position is agreed to by taxing authorities or otherwise effectively settled.

In the U.S., the IRA was signed into law on August 16, 2022. We do not currently expect the IRA to have a material impact on our Consolidated Financial Statements.

Defined Benefit Plans

The computation of our pension and other post-retirement benefit costs and obligations is dependent on various assumptions. Inherent in the application of the actuarial methods are key assumptions, including discount rates, expected long-term rates of return on plan assets, mortality rates, rates of compensation increases and medical cost trend rates. Our management evaluates these assumptions annually and updates assumptions as necessary. The fair value of assets is determined based on observable inputs for similar assets or on significant unobservable inputs if observable inputs are not available. Two of the most significant assumptions are the expected long-term rate of return on plan assets and the discount rate.

Our weighted average rates used were:

	March 31, 2023	March 31, 2022
Discount rates	2.7 %	2.0 %
Expected long-term rates of return on assets	4.3 %	4.4 %

The assumption for the expected long-term rate of return on plan assets is impacted by the expected asset mix of the plan; judgments regarding the correlation between historical excess returns and future excess returns and expected investment expenses. The discount rate assumption is based on current market rates for high-quality, fixed income debt instruments with maturities similar to the expected duration of the benefit payment period. The following table provides the impact changes in the weighted-average assumptions would have had on our net periodic pension benefits and settlement and contractual termination charges for fiscal 2023:

(in millions)	Change	Approximate Change in Net Periodic Pension Expense	Approximate Change in Settlement, Contractual Termination, and Mark-to-Market Charges
Expected long-term return on plan assets	0.5%	$ (49)	$ 49
Expected long-term return on plan assets	(0.5)%	$ 49	$ (49)
Discount rate	0.5%	$ 18	$ (416)
Discount rate	(0.5)%	$ (23)	$ 462

Valuation of Assets

We review long-lived assets, intangible assets, and goodwill for impairment in accordance with our accounting policy disclosed in Note 1 - "Summary of Significant Accounting Policies." Assessing the fair value of assets involves significant estimates and assumptions including estimation of future cash flows, the timing of such cash flows, and discount rates reflecting the risk inherent in projecting future cash flows. The valuation of long-lived and intangible assets involves management estimates about future values and remaining useful lives of assets, particularly purchased intangible assets. These estimates are subjective and can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and forecasts.

Evaluation of goodwill for impairment requires judgment, including the identification of reporting units, assignment of assets, liabilities, and goodwill to reporting units and determination of the fair value of each reporting unit. The identification of reporting units involves consideration of components of the operating segments and whether or not there is discrete financial information available that is regularly reviewed by management. Additionally, we consider whether or not it is reasonable to aggregate any of the identified components that have similar economic characteristics. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors. Changes in these estimates and assumptions include a significant change in the business climate, established business plans, operating performance indicators or competition which could materially affect the determination of fair value for each reporting unit.

We estimate the fair value of our reporting units using a combination of an income approach, utilizing a discounted cash flow analysis, and a market approach, using performance-metric market multiples. The discount rate used in an income approach is based on our weighted-average cost of capital and may be adjusted for the relevant risks associated with business-specific characteristics and any uncertainty related to a reporting unit's ability to execute on the projected future cash flows.

Assumptions and Estimates Used to Analyze Contingencies and Litigation

We are subject to various claims and contingencies associated with lawsuits, insurance, tax and other issues arising in the normal course of business. The financial statements reflect the treatment of claims and contingencies based on management's view of the expected outcome. DXC consults with outside legal counsel on issues related to litigation and seeks input from other experts and advisors with respect to matters in the ordinary course of business. If the likelihood of an adverse outcome is probable and the amount is estimable, we accrue a liability in accordance with ASC 450 "Contingencies." Significant changes in the estimates or assumptions used in assessing the likelihood of an adverse outcome could have a material effect on our results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational company, we are exposed to certain market risks such as changes in foreign currency exchange rates and interest rates. Changes in foreign currency exchange rates can impact our foreign currency denominated monetary assets and liabilities and forecasted transactions in foreign currency, whereas changes in benchmark interest rates can impact interest expense associated with our floating interest rate debt and the fair value of our fixed interest rate debt. A variety of practices are employed to manage these risks, including operating and financing activities and the use of derivative instruments. We do not use derivatives for trading or speculative purposes.

Presented below is a description of our risks together with a sensitivity analysis of each of these risks based on selected changes in market rates. The foreign currency model incorporates the impact of diversification from holding multiple currencies and the correlation of revenues, costs and any related short-term contract financing in the same currency. In order to determine the impact of changes in interest rates on our future results of operations and cash flows, we calculated the increase or decrease in the index underlying these rates. We estimate the fair value of our long-term debt primarily using an expected present value technique using interest rates offered to us for instruments with similar terms and remaining maturities. These analyses reflect management's view of changes that are reasonably possible to occur over a one-year period.

Foreign Currency Risk

We are exposed to both favorable and unfavorable movements in foreign currency exchange rates. In the ordinary course of business, we enter into contracts denominated in foreign currencies. Exposure to fluctuations in foreign currency exchange rates arising from these contracts is analyzed during the contract bidding process. We generally manage these contracts by incurring costs in the same currency in which revenues are received and any related short-term contract financing requirements are met by borrowing in the same currency. Thus, by generally matching revenues, costs and borrowings to the same currency, we are able to mitigate a portion of the foreign currency risk to earnings. However, due to our increased use of offshore labor centers, we have become more exposed to fluctuations in foreign currency exchange rates. We experienced significant foreign currency fluctuations during fiscal 2023 due primarily to the volatility of the Euro, British Pound, and Australian Dollar in relation to the U.S. dollar. Significant foreign currency fluctuations during fiscal 2022 were due primarily to the volatility of the Euro, British Pound, Canadian Dollar, and Australian Dollar in relation to the U.S. dollar.

We have policies and procedures to manage exposure to fluctuations in foreign currency by using short-term foreign currency forward contracts to economically hedge certain foreign currency denominated assets and liabilities, including intercompany accounts and loans. For accounting purposes, these foreign currency forward contracts are not designated as hedges and changes in their fair value are reported in current period earnings within other expense (income), net in the statements of operations. We also use foreign currency forward contracts to reduce foreign currency exchange rate risk related to certain Indian rupee denominated intercompany obligations and forecasted transactions. For accounting purposes, these foreign currency forward contracts are designated as cash flow hedges with critical terms that match the hedged items. Therefore, the changes in fair value of these forward contracts are recorded in accumulated other comprehensive (loss) income, net of taxes in the statements of comprehensive income and subsequently classified into net income in the period the hedged transactions are recognized in net income.

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than U.S. dollar; see Note 12 - "Revenue." During fiscal 2023, approximately 70% of our revenues were generated outside of the United States. For the year ended March 31, 2023, a hypothetical 10% increase (decrease) in the value of the U.S. dollar against all currencies would have decreased (increased) revenues by approximately 7%, or $1.0 billion. The majority of this fluctuation would be offset by expenses incurred in local currency. To the extent that we were not able to match local currency revenues with local currency expenses, there would be an impact to our results of operations and cash flows.

Interest Rate Risk

As of March 31, 2023, we had outstanding debt with varying maturities for an aggregate carrying amount of $4.4 billion, of which $0.1 billion was floating interest rate debt. As of March 31, 2023, an assumed 10% unfavorable change in interest rates would not be material to our consolidated results of operations or cash flows. A change in interest rates related to our long-term debt would not have a material impact on our balance sheet as we do not record our debt at fair value.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID No.34)	59
Consolidated Balance Sheets as of March 31, 2023 and March 31, 2022	61
Consolidated Statements of Operations for the Fiscal Years Ended March 31, 2023, March 31, 2022 and March 31, 2021	62
Consolidated Statements of Comprehensive (Loss) Income for the Fiscal Years Ended March 31, 2023, March 31, 2022 and March 31, 2021	63
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2023, March 31, 2022 and March 31, 2021	64
Consolidated Statements of Changes in Equity for the Fiscal Years Ended March 31, 2023, March 31, 2022 and March 31, 2021	66
Notes to Consolidated Financial Statements	
Note 1–Summary of Significant Accounting Policies	67
Note 2–Divestitures	77
Note 3–Earnings (Loss) Per Share	78
Note 4–Receivables	79
Note 5–Leases	80
Note 6–Fair Value	83
Note 7–Derivative Instruments	84
Note 8–Property and Equipment	86
Note 9–Intangible Assets	87
Note 10–Goodwill	87
Note 11–Debt	89
Note 12–Revenue	90
Note 13–Restructuring Costs	92
Note 14–Pension and Other Benefit Plans	93
Note 15–Income Taxes	100
Note 16–Stockholders' Equity	107
Note 17–Stock Incentive Plans	108
Note 18–Cash Flows	112
Note 19–Other Expense (Income), Net	113
Note 20–Segment and Geographic Information	113
Note 21–Commitments and Contingencies	116

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
DXC Technology Company
Ashburn, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DXC Technology Company and subsidiaries (the "Company") as of March 31, 2023 and 2022, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and changes in equity, for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 18, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition — Refer to Notes 1 and 12 to the financial statements

Critical Audit Matter Description

Certain of the Company's contracts with customers involve multiple performance obligations and may contain embedded leases, which are assessed for classification and are typically recognized either as sales type leases or as operating leases. When the Company enters into such arrangements, the contract's transaction price is allocated to the contract performance obligations and the lease component based upon the relative standalone selling price. These conclusions could impact the timing of revenue recognition.

Additionally, the Company's contracts with customers may be modified over the course of the contract term which may change the scope, price, or both, of the existing contract. Contract modifications are reviewed to determine whether they should be accounted for as part of the original contract, the termination of an existing contract and the creation of a new contract, or as a separate contract. If the contract modification is part of the existing contract, a cumulative adjustment to revenue is recorded. If the contract modification represents the termination of the existing contract and the creation of a new contract, the modified transaction price is allocated to the prospective performance obligations and any embedded lease components. If a contract modification modifies an embedded lease component and the modification is not accounted for as a separate contract, the classification of the lease is reassessed.

Given these factors related to complex new contracts with customers and modifications of such contracts in the current fiscal year, the related audit effort in evaluating complex revenue arrangements was significant and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's revenue recognition for complex new and modified revenue arrangements included the following:

- We tested the effectiveness of internal controls related to the review of revenue recognition conclusions for new and modified contracts.

- We analyzed the population of material revenue arrangements that were new or modified during the year and performed the following procedures on the arrangements that were determined to be complex:

    - Obtained and read the customer contract and evaluated management's identification of performance obligations and embedded lease components.

    - If applicable, evaluated management's conclusions regarding lease classification.

    - Evaluated management's determination of standalone selling price for the identified performance obligations and lease components.

    - Recalculated the transaction price and tested the allocation of transaction price to each performance obligation and lease component.

    - Evaluated the pattern of delivery and revenue recognition timing for each performance obligation and lease component.

/s/ Deloitte & Touche LLP

McLean, Virginia
May 18, 2023

We have served as the Company's auditor since at least 1965; however, an earlier year could not be reliably determined.

DXC TECHNOLOGY COMPANY
CONSOLIDATED BALANCE SHEETS

	As of	
(in millions, except per share and share amounts)	March 31, 2023	March 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,858	$ 2,672
Receivables and contract assets, net of allowance for doubtful accounts of $47 and $55	3,441	3,854
Prepaid expenses	565	617
Other current assets	255	268
Assets held for sale	5	35
Total current assets	6,124	7,446
Intangible assets, net of accumulated amortization of $5,670 and $5,124	2,569	3,378
Operating lease assets, net	909	1,133
Goodwill	539	617
Deferred income taxes, net	460	221
Property and equipment, net of accumulated depreciation of $4,111 and $3,998	1,979	2,412
Other assets	3,247	4,850
Assets held for sale - non-current	18	82
Total Assets	$ 15,845	$ 20,139
LIABILITIES and EQUITY		
Current liabilities:		
Short-term debt and current maturities of long-term debt	$ 500	$ 900
Accounts payable	782	840
Accrued payroll and related costs	569	570
Operating lease liabilities	317	388
Accrued expenses and other current liabilities	1,836	2,882
Deferred revenue and advance contract payments	1,054	1,053
Income taxes payable	120	197
Liabilities related to assets held for sale	9	23
Total current liabilities	5,187	6,853
Long-term debt, net of current maturities	3,900	4,065
Non-current deferred revenue	788	862
Non-current income tax liabilities and deferred income taxes	587	994
Non-current operating lease liabilities	648	815
Non-current pension obligations	463	590
Other long-term liabilities	449	546
Liabilities related to assets held for sale - non-current	3	39
Total Liabilities	12,025	14,764
Commitments and contingencies		
DXC stockholders' equity:		
Preferred stock, par value $0.01 per share; authorized 1,000,000 shares; none issued as of March 31, 2023 and March 31, 2022	—	—
Common stock, par value $0.01 per share; authorized 750,000,000 shares; issued 218,058,482 as of March 31, 2023 and 240,508,348 as of March 31, 2022	2	3
Additional paid-in capital	9,121	10,057
Accumulated deficit	(4,665)	(4,450)
Accumulated other comprehensive loss	(774)	(385)
Treasury stock, at cost, 3,333,592 and 2,878,079 shares as of March 31, 2023 and March 31, 2022	(187)	(173)
Total DXC stockholders' equity	3,497	5,052
Non-controlling interest in subsidiaries	323	323
Total Equity	3,820	5,375
Total Liabilities and Equity	$ 15,845	$ 20,139

The accompanying notes are an integral part of these consolidated financial statements.

DXC TECHNOLOGY COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS

		Fiscal Years Ended	
(in millions, except per-share amounts)	March 31, 2023	March 31, 2022	March 31, 2021
Revenues	$ 14,430	$ 16,265	$ 17,729
Costs of services (excludes depreciation and amortization and restructuring costs)	11,246	12,683	14,086
Selling, general and administrative (excludes depreciation and amortization and restructuring costs)	1,375	1,408	2,066
Depreciation and amortization	1,519	1,717	1,970
Restructuring costs	216	318	551
Interest expense	200	204	361
Interest income	(135)	(65)	(98)
Debt extinguishment costs	—	311	41
Gain on disposition of businesses	(190)	(371)	(2,004)
Other expense (income), net	1,084	(1,081)	102
Total costs and expenses	15,315	15,124	17,075
(Loss) income before income taxes	(885)	1,141	654
Income tax (benefit) expense	(319)	405	800
Net (loss) income	(566)	736	(146)
Less: net income attributable to non-controlling interest, net of tax	2	18	3
Net (loss) income attributable to DXC common stockholders	$ (568)	$ 718	$ (149)
(Loss) income per common share:			
Basic	$ (2.48)	$ 2.87	$ (0.59)
Diluted	$ (2.48)	$ 2.81	$ (0.59)

The accompanying notes are an integral part of these consolidated financial statements.

DXC TECHNOLOGY COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in millions)	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
Net (loss) income	$ (566)	$ 736	$ (146)
Other comprehensive (loss) income, net of taxes:			
Foreign currency translation adjustments, net of tax [1]	(336)	(86)	300
Cash flow hedges adjustments, net of tax [2]	(17)	11	19
Available-for-sale securities, net of tax [3]	—	—	(9)
Pension and other post-retirement benefit plans, net of tax:			
Prior service cost, net of tax [4]	(2)	9	7
Amortization of prior service cost, net of tax [5]	(36)	(6)	(13)
Pension and other post-retirement benefit plans, net of tax	(38)	3	(6)
Other comprehensive (loss) income, net of taxes	(391)	(72)	304
Comprehensive (loss) income	(957)	664	158
Less: comprehensive (loss) income attributable to non-controlling interest	—	29	6
Comprehensive (loss) income attributable to DXC common stockholders	$ (957)	$ 635	$ 152

_____

[1] Tax expense (benefit) related to foreign currency translation adjustments was $2, $5, and $(27) for the fiscal years ended March 31, 2023, March 31, 2022, and March 31, 2021, respectively.

[2] Tax (benefit) expense related to cash flow hedge adjustments was $(6), $2, and $6 for the fiscal years ended March 31, 2023, March 31, 2022, and March 31, 2021, respectively.

[3] Tax benefit related to available-for-sale securities was $0, $0, and $1 for the fiscal years ended March 31, 2023, March 31, 2022, and March 31, 2021, respectively.

[4] Tax (benefit) expense related to prior service costs was $(1), $2, and $2 for the fiscal years ended March 31, 2023, March 31, 2022, and March 31, 2021, respectively.

[5] Tax benefit related to amortization of prior service costs was $15, $2, and $4 for the fiscal years ended March 31, 2023, March 31, 2022, and March 31, 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

DXC TECHNOLOGY COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
(in millions)	March 31, 2023	March 31, 2022	March 31, 2021
Cash flows from operating activities:			
Net (loss) income	$ (566)	$ 736	$ (146)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	1,551	1,742	1,988
Operating right-of-use expense	404	484	616
Pension & other post-employment benefits, actuarial & settlement losses (gains)	1,431	(684)	519
Share-based compensation	108	101	56
Deferred taxes	(609)	255	(403)
Gain on dispositions	(260)	(421)	(1,983)
Provision for losses on accounts receivable	(1)	5	53
Unrealized foreign currency exchange losses (gains)	8	(12)	(36)
Impairment losses and contract write-offs	47	51	275
Debt extinguishment costs	—	311	41
Amortization of debt issuance costs and discount (premium)	4	—	3
Cash surrender value in excess of premiums paid	(17)	(24)	(3)
Other non-cash charges, net	4	15	1
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Decrease in receivables	412	228	257
Increase in prepaid expenses and other current assets	(119)	(48)	(299)
Decrease in accounts payable and accruals	(424)	(714)	(527)
(Decrease) increase in income taxes payable and income tax liability	(161)	(315)	434
Decrease in operating lease liability	(404)	(484)	(616)
Increase (decrease) in advance contract payments and deferred revenue	11	270	(66)
Other operating activities, net	(4)	5	(40)
Net cash provided by operating activities	1,415	1,501	124
Cash flows from investing activities:			
Purchases of property and equipment	(267)	(254)	(261)
Payments for transition and transformation contract costs	(223)	(209)	(261)
Software purchased and developed	(188)	(295)	(254)
Proceeds for acquisitions, net of cash acquired	—	—	184
Business dispositions	(147)	533	4,947
Cash collections related to deferred purchase price receivable	—	—	159
Proceeds from sale of assets	171	100	164
Proceeds from short-term investing	—	24	—
Other investing activities, net	19	41	(13)
Net cash (used in) provided by investing activities	(635)	(60)	4,665
Cash flows from financing activities:			
Borrowings of commercial paper	1,514	1,068	1,486
Repayments of commercial paper	(1,757)	(905)	(1,852)
Borrowings under lines of credit	—	—	2,500
Repayment of borrowings under lines of credit	—	—	(4,000)
Borrowings on long-term debt	—	19	—
Principal payments on long-term debt	(63)	(2,872)	(3,552)
Payments on finance leases and borrowings for asset financing	(511)	(990)	(930)
Proceeds from bond issuance	—	2,918	993

Proceeds from stock options and other common stock transactions	2	13	1
Taxes paid related to net share settlements of share-based compensation awards	(17)	(18)	(7)
Repurchase of common stock	(669)	(628)	—
Dividend payments	—	—	(53)
Payments for debt extinguishment costs	—	(344)	(41)
Other financing activities, net	(6)	(79)	(21)
Net cash used in financing activities	(1,507)	(1,818)	(5,476)
Effect of exchange rate changes on cash and cash equivalents	(97)	29	39
Net decrease in cash and cash equivalents including cash classified within current assets held for sale	(824)	(348)	(648)
Cash classified within current assets held for sale	10	52	(63)
Net decrease in cash and cash equivalents	(814)	(296)	(711)
Cash and cash equivalents at beginning of year	2,672	2,968	3,679
Cash and cash equivalents at end of year	$ 1,858	$ 2,672	$ 2,968

The accompanying notes are an integral part of these consolidated financial statements.

DXC TECHNOLOGY COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except shares in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock[(1)]	Total DXC Equity	Non-Controlling Interest	Total Equity
Balance at March 31, 2020	255,674	$ 3	$ 10,714	$ (5,177)	$ (603)	$ (152)	$ 4,785	$ 344	$ 5,129
Cumulative effect of adopting ASU 2016-13				(4)			(4)		(4)
Net loss	`			(149)			(149)	3	(146)
Other comprehensive income					301		301	3	304
Share-based compensation expense			46				46		46
Acquisition of treasury stock						(6)	(6)		(6)
Stock option exercises and other common stock transactions	1,379		1				1		1
Non-controlling interest distributions and other				(1)			(1)	(15)	(16)
Balance at March 31, 2021	257,053	$ 3	$ 10,761	$ (5,331)	$ (302)	$ (158)	$ 4,973	$ 335	$ 5,308

_____
[(1)] 2,458,027 treasury shares as of March 31, 2021

(in millions, except shares in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock[(1)]	Total DXC Equity	Non-Controlling Interest	Total Equity
Balance at March 31, 2021	257,053	$ 3	$ 10,761	$ (5,331)	$ (302)	$ (158)	$ 4,973	$ 335	$ 5,308
Net income				718			718	18	736
Other comprehensive loss					(83)		(83)	11	(72)
Share-based compensation expense			80				80		80
Acquisition of treasury stock						(15)	(15)		(15)
Share repurchase program	(18,819)		(796)	162			(634)		(634)
Stock option exercises and other common stock transactions	2,274		12				12		12
Non-controlling interest distributions and other				1			1	(41)	(40)
Balance at March 31, 2022	240,508	$ 3	$ 10,057	$ (4,450)	$ (385)	$ (173)	$ 5,052	$ 323	$ 5,375

_____
[(1)] 2,878,079 treasury shares as of March 31, 2022

(in millions, except shares in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock [(1)]	Total DXC Equity	Non-Controlling Interest	Total Equity
Balance at March 31, 2022	240,508	$ 3	$ 10,057	$ (4,450)	$ (385)	$ (173)	$ 5,052	$ 323	$ 5,375
Net loss				(568)			(568)	2	(566)
Other comprehensive loss					(389)		(389)	(2)	(391)
Share-based compensation expense			98				98		98
Acquisition of treasury stock						(14)	(14)		(14)
Share repurchase program[(2)]	(24,437)	(1)	(1,036)	354			(683)		(683)
Stock option exercises and other common stock transactions	1,987		1				1		1
Non-controlling interest distributions and other			1	(1)			—		—
Balance at March 31, 2023	218,058	$ 2	$ 9,121	$ (4,665)	$ (774)	$ (187)	$ 3,497	$ 323	$ 3,820

_____
[(1)] 3,333,592 treasury shares as of March 31, 2023
(2) On August 16, 2022, the U.S. government enacted the Inflation Reduction Act (the "IRA") into law. The IRA imposes a 1% excise tax on share repurchases completed after December 31, 2022. We reflect the excise tax within equity as part of the repurchase of the common stock.

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Business

DXC Technology Company ("DXC," the "Company," "we," "us," or "our") is a global IT services market leader. We provide mission-critical IT services that transform global businesses. We deliver excellence for our customers and colleagues around the world.

Our more than 130,000 people in approximately 70 countries are entrusted by our customers, approximately half of today's Fortune 500 companies. We operate through two segments: Global Business Services ("GBS") and Global Infrastructure Services ("GIS"), to provide solutions across our six differentiated offerings that modernize operations and drive innovation across our customers' entire IT estate.

Basis of Presentation

In order to make this report easier to read, DXC refers throughout to (i) the Consolidated Financial Statements as the "financial statements," (ii) the Consolidated Statements of Operations as the "statements of operations," (iii) the Consolidated Statement of Comprehensive (Loss) Income as the "statements of comprehensive income," (iv) the Consolidated Balance Sheets as the "balance sheets," and (v) the Consolidated Statements of Cash Flows as the "statements of cash flows." In addition, references are made throughout to the numbered Notes to the Consolidated Financial Statements ("Notes") in this Annual Report on Form 10-K.

The accompanying financial statements have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission for annual reports and accounting principles generally accepted in the United States ("GAAP"). The financial statements include the accounts of DXC, its consolidated subsidiaries, and those business entities in which DXC maintains a controlling interest. Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Other investments are accounted for by the cost method. Non-controlling interests are presented as a separate component within equity in the balance sheets. Net earnings attributable to the non-controlling interests are presented separately in the statements of operations, and comprehensive (loss) income attributable to non-controlling interests are presented separately in the statements of comprehensive (loss) income. All intercompany transactions and balances have been eliminated. Certain amounts reported in the previous year have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of the financial statements, in accordance with GAAP, requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. The Company bases its estimates on assumptions regarding historical experience, currently available information, and anticipated developments that it believes are reasonable and appropriate. However, because the use of estimates involves an inherent degree of uncertainty, actual results could differ from those estimates. Estimates are used for, but not limited to, contracts accounted for using the percentage-of-completion method, cash flows used in the evaluation of impairment of goodwill and other long-lived assets, reserves for uncertain tax positions, valuation allowances on deferred tax assets, loss accruals for litigation, and obligations related to our pension plans. In the opinion of the Company's management, the accompanying financial statements contain all adjustments necessary, including those of a normal recurring nature, to fairly present the financial statements.

Leases

The Company determines if an arrangement is a lease at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether DXC obtains substantially all economic benefits from and has the ability to direct the use of the asset. Leased assets classified as operating leases are included in operating right-of-use ("ROU") assets, net, with the associated liabilities included in current operating lease liabilities and non-current operating lease liabilities in DXC's balance sheets. Finance leases are included in property and equipment, net, short-term debt and current maturities of long-term debt and long-term debt, net of current maturities in DXC's balance sheets.

Leased assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Lease liabilities are recognized at commencement based on the present value of fixed or in-substance fixed lease payments over the lease term. Leased assets are recognized at commencement based upon the leased liability plus any lease payments made at or before lease commencement and excluding any lease incentives.

As most of the Company's leases do not provide an implicit rate, DXC uses its incremental borrowing rate based on the information available at commencement to determine the present value of lease payments. The incremental borrowing rate is the rate of interest that DXC would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The rate is dependent on several factors, including the lease term, currency of the lease payments and the Company's credit ratings.

The Company's lease terms may include options to extend or terminate the lease. Leased assets and lease liabilities include these options when it is reasonably certain that they will be exercised. Lease arrangements generally do not contain any residual value guarantees or material restrictive covenants.

Operating lease expense, which includes interest, is recognized on a straight-line basis over the lease term with variable payments, primarily related to the operational costs for the Company's leased real estate for offices, which are recognized as incurred. Assets obtained under finance leases are recorded as fixed assets and depreciated over the shorter of the depreciable life of the asset or the lease term.

The Company combines lease and non-lease components under its lease agreements.

Revenue Recognition

The Company's primary service offerings are information technology outsourcing, other professional services, or a combination thereof. Revenues are recognized when control of the promised goods or services is transferred to DXC's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

DXC determines revenue recognition through the five-step model as follows:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

DXC's IT outsourcing ("ITO") arrangements typically reflect a single performance obligation that comprises a series of distinct services which are substantially the same and provided over a period of time using the same measure of progress. Revenue derived from these arrangements is recognized over time based upon the level of services delivered in the distinct periods in which they are provided based on time increments. When other parties are involved in providing goods or services as part of our customer arrangements, DXC recognizes revenue on a gross basis as a principal when it controls goods or services before they are transferred to the customer. In addition, the Company reports revenue net of any revenue-based taxes assessed by a governmental authority that are imposed on and concurrent with specific revenue-producing transactions, such as sales taxes and value-added taxes.

DXC's contracts often include upfront fees billed for activities to familiarize DXC with the customers' operations, take control over their administration and operation, and adapt them to DXC's solutions. Upfront fees are generally recognized ratably over the contract period, which approximates the manner in which the services are provided. These activities typically do not qualify as performance obligations, and the related revenues are allocated to the relevant performance obligations and recognized ratably over time as the performance obligation is satisfied during the period in which DXC provides the related service, which is typically the life of the contract. Software transactions that include multiple performance obligations are described below.

For contracts with multiple performance obligations, DXC allocates the contract's transaction price to each performance obligation based on the relative standalone selling price of each distinct good or service in the contract. Other than software sales involving multiple performance obligations, the primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Company forecasts its expected costs of satisfying a performance obligation and then adds an appropriate margin for that distinct good or service.

DXC's ITO arrangements may also contain embedded leases for equipment used to fulfill services. A contract with a customer includes an embedded lease when DXC grants the customer a right to control the use of an identified asset for a period of time in exchange for consideration. Embedded leases with customers are typically recognized either as sales type leases in which revenue and cost of sales is recognized upon lease commencement; or they may be recognized as operating leases in which revenue is recognized over the usage period. Where a contract contains an embedded lease, the contract's transaction price is allocated to the contract performance obligations and the lease component based upon the relative standalone selling price.

The transaction price of a contract is determined based on fixed and variable consideration. Variable consideration related to the Company's ITO offerings often includes volume-based pricing that is allocated to the distinct days of the services to which the variable consideration pertains. However, in certain cases, estimates of variable consideration, including penalties, contingent milestone payments and rebates are necessary. The Company only includes estimates of variable consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. These judgments involve consideration of historical and expected experience with the customer and other similar customers, and the facts and circumstances specific to the arrangement.

Contracts with our customers may be modified over the course of the contract term and we may change the scope, price or both of the existing contracts. Contract modifications are reviewed to determine whether they should be accounted for as part of the original contract, the termination of an existing contract and the creation of a new contract, or as a separate contract. Contract modifications are a separate contract when the modification provides additional goods and services that are distinct and the transaction price is at the standalone selling price. If the contract modification is part of the existing contract, a cumulative adjustment to revenue is recorded. If the contract modification represents the termination of the existing contract and the creation of a new contract, the modified transaction price is allocated to the prospective performance obligations and any embedded lease components. If a contract modification modifies an embedded lease component and the modification is not accounted for as a separate contract, the classification of the lease is reassessed.

The Company generally provides its services under time and materials contracts, unit-price contracts, fixed-price contracts, and software contracts for which revenue is recognized in the following manner:

Time and materials contracts. Revenue is recognized over time at agreed-upon billing rates when services are provided.

Unit-price contracts. Revenue is recognized over time based on unit metrics multiplied by the agreed-upon contract unit price or when services are delivered.

Fixed-price contracts. For certain fixed-price contracts, revenue is recognized over time using a method that measures the extent of progress towards completion of a performance obligation, generally using a cost-input method (referred to as the percentage-of-completion cost-to-cost method). Under the percentage-of-completion cost-to-cost method, revenue is recognized based on the proportion of total cost incurred to estimated total costs at completion. A performance obligation's estimate at completion includes all direct costs such as materials and labor. If output or input measures are not available or cannot be reasonably estimated, revenue is deferred until progress can be measured and costs are not deferred unless they meet the criteria for capitalization. Under the percentage-of-completion cost-to-cost method, progress towards completion is measured based on costs incurred as a proportion of estimated total costs. Profit in a given period is reported at the estimated profit margin to be achieved on the overall contract. If estimated total costs at completion exceed estimated revenue for a contract under the percentage-of-completion cost-to-cost method, the loss is recognized in the quarter it first becomes probable and reasonably estimable.

Software contracts. Certain of DXC's arrangements involve the sale of DXC proprietary software, post-contract customer support, and other software-related services. The standalone selling price generally is determined for each performance obligation using an adjusted market assessment approach based on the price charged where each deliverable is sold separately. In certain limited cases (typically for software licenses) when the historical selling price is highly variable, the residual approach is used. This approach allocates revenue to the performance obligation equal to the difference between the total transaction price and the observable standalone selling prices for the other performance obligations. Revenue from distinct software licenses is recognized at a point in time when the customer can first use the software license. If significant customization is required, software revenue is recognized as the related software customization services are performed in accordance with the percentage-of-completion method described above. Revenue for post-contract customer support and other software services is recognized over time as those services are provided.

Practical Expedients

DXC does not adjust the promised amount of consideration for the effects of a significant financing component when the period between when DXC transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

Contract Balances

The timing of revenue recognition, billings and cash collections results in accounts receivable (billed receivables, unbilled receivables and contract assets) and deferred revenue and advance contract payments (contract liabilities) on the Company's balance sheets. In arrangements that contain an element of customized software solutions, amounts are generally billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g. monthly) or upon achievement of certain contractual milestones. Generally, billing occurs subsequent to revenue recognition, sometimes resulting in contract assets if the related billing is conditional upon more than just the passage of time. However, the Company sometimes receives advances or deposits from customers, before revenue is recognized, which results in the generation of contract liabilities. Payment terms vary by type of product or service being provided as well as by customer, although the term between invoicing and when payment is due is generally an insignificant period of time.

Costs to Obtain a Contract

Certain sales commissions earned by the Company's sales force are considered incremental and recoverable costs of obtaining a contract with a customer. The majority of sales commissions are paid based on the achievement of quota-based targets. These costs are deferred and amortized on a straight-line basis over an average period of benefit determined to be five years. The Company determined the period of benefit considering the length of its customer contracts, its technology, and other factors. Some commission payments are not capitalized because they are expensed during the fiscal year as the related revenue is recognized. Capitalized sales commissions costs are classified within other assets and amortized in selling, general and administrative expenses.

Costs to Fulfill a Contract

Certain contract setup costs incurred upon initiation or renewal of an outsourcing contract that generate or enhance resources to be used in satisfying future performance obligations are capitalized when they are deemed recoverable. Judgment is applied to assess whether contract setup costs are capitalizable. Costs that generate or enhance resources often pertain to activities that enhance the capabilities of the services, improve customer experience, and establish a more effective and efficient IT environment. The Company recognizes these transition and transformation contract costs as other assets, which are amortized over the respective contract life.

Pension and Other Benefit Plans

The Company accounts for its pension, other post-retirement benefit ("OPEB"), defined contribution and deferred compensation plans using the guidance of ASC 710 "Compensation – General" and ASC 715 "Compensation – Retirement Benefits." The Company recognizes actuarial gains and losses and changes in fair value of plan assets in earnings at the time of plan remeasurement as a component of net periodic benefit expense. Typically plan remeasurement occurs annually during the fourth quarter of each fiscal year. The remaining components of pension and OPEB expense, primarily current period service and interest costs and expected return on plan assets, are recorded on a quarterly basis.

Inherent in the application of the actuarial methods are key assumptions, including, but not limited to, discount rates, expected long-term rates of return on plan assets, mortality rates, rates of compensation increases, and medical cost trend rates. Company management evaluates these assumptions annually and updates assumptions as necessary. The fair value of assets is determined based on the prevailing market prices or estimated fair value of investments when quoted prices are not available.

Software Development Costs

After establishing technological feasibility, and until such time as the software products are available for general release to customers, the Company capitalizes costs incurred to develop commercial software products to be sold, leased or otherwise marketed. Costs incurred to establish technological feasibility are charged to expense as incurred. Enhancements to software products are capitalized where such enhancements extend the life or significantly expand the marketability of the products. Amortization of capitalized software development costs is determined separately for each software product. Annual amortization expense is calculated based on the greater of the ratio of current gross revenues for each product to the total of current and anticipated future gross revenues for the product or the straight-line amortization method over the estimated useful life of the product.

Unamortized capitalized software costs associated with commercial software products are periodically evaluated for impairment on a product-by-product basis by comparing the unamortized balance to the product's net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the related estimated future costs. When the unamortized balance exceeds the net realizable value, the unamortized balance is written down to the net realizable value and an impairment charge is recorded.

The Company capitalizes costs incurred to develop internal-use computer software during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal and external costs incurred in connection with development of upgrades or enhancements that result in additional functionality are also capitalized. Capitalized costs associated with internal-use software are amortized on a straight-line basis over the estimated useful life of the software. Purchased software is capitalized and amortized over the estimated useful life of the software. Internal-use software assets are evaluated for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Share-Based Compensation

Share-based awards are accounted for under the fair value method. The Company provides different forms of share-based compensation to its employees and non-employee directors. This generally includes restricted stock units ("RSUs"), including performance-based restricted stock units ("PSUs"). The fair value of the awards is determined on the grant date, based on the Company's closing stock price. For awards settled in shares, the Company recognizes compensation expense based on the grant-date fair value net of estimated forfeitures over the vesting period. For awards settled in cash, the Company recognizes compensation expense based on the fair value at each reporting date net of estimated forfeitures.

The Company uses a Monte Carlo simulation model to compute the estimated fair value of PSUs with a market condition. This model includes assumptions regarding term, risk-free interest rates, expected volatility and dividend yields, which are evaluated each time the Company issues an award. The risk-free rate equals the yield, as of the Valuation Date on semi-annual zero-coupon U.S. Treasury rates. The dividend yield assumption is based on the respective fiscal year dividend payouts. Expected volatility is based on a historical approach and the Company considers the performance period of the award.

Goodwill Impairment Analysis

The Company tests goodwill for impairment on an annual basis as of the first day of the second fiscal quarter and between annual tests if circumstances change, or if an event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has defined its reporting units as its reportable segments. A significant amount of judgment is involved in determining whether an event indicating impairment has occurred between annual testing dates. Such indicators include: a significant decline in the Company's stock price, a significant decline in expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, the disposal of a significant component of a reporting unit and the testing for recoverability of a significant asset group within a reporting unit.

The Company initially assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This qualitative assessment considers all relevant factors specific to the reporting units, including macroeconomic conditions, industry and market considerations, overall financial performance, and relevant entity-specific events.

If the Company determines that it is not more likely than not that the carrying amount for a reporting unit is less than its fair value, then subsequent quantitative goodwill impairment testing is not required. If the Company determines that it is more likely than not that the carrying amount for a reporting unit is greater than its fair value, then it proceeds with a subsequent quantitative goodwill impairment test.

The Company has the option to bypass the initial qualitative assessment stage and proceed directly to the quantitative goodwill impairment test. The quantitative goodwill impairment test compares each reporting unit's fair value to its carrying value. If the reporting unit's fair value exceeds its carrying value, no further procedures are required. However, if a reporting unit's fair value is less than its carrying value, then an impairment charge is recorded in the amount of the excess.

When the Company performs the quantitative goodwill impairment test for a reporting unit, it estimates the fair value of the reporting unit using a combination of an income approach and a market approach. The income approach utilizes a discounted cash flow analysis in which the estimated future cash flows and terminal values for each reporting unit are discounted to present value using a discount rate. Cash flow projections are based on management's estimates of economic and market conditions, which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The discount rate is based on the weighted-average cost of capital and may be adjusted for the relevant risks associated with business-specific characteristics and any uncertainty related to a reporting unit's ability to execute on the projected future cash flows. The market approach estimates fair value by applying performance-metric multiples to the reporting unit's prior and expected operating performance. The multiples are derived from comparable publicly traded companies that have operating and investment characteristics similar to those of the reporting unit. If the fair value of the reporting unit derived using one approach is significantly different from the fair value estimate using the other approach, the Company reevaluates its assumptions used in the two models. Assumptions are modified as considered appropriate under the circumstances until the two models yield similar and reasonable results. The fair values determined by the market approach and income approach, as described above, are weighted to determine the fair value for each reporting unit.

When the Company performs a quantitative goodwill impairment test for its reporting units, it also compares the sum of the reporting units' fair values to the Company's market capitalization (per-share stock price multiplied by the number of shares outstanding) and calculates an implied control premium representing the excess of the sum of the reporting units' fair values over the market capitalization. The Company evaluates the reasonableness of the control premium by comparing it to control premiums derived from recent comparable business combinations. If the implied control premium is not supported by market data, the Company adjusts its fair value estimates of the reporting units to a market capitalization supported by relevant market data.

Fair Value

The Company applies fair value accounting for its financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The objective of a fair value measurement is to estimate the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Assets and liabilities subject to fair value measurement disclosures are required to be classified according to a three-level fair value hierarchy with respect to the inputs used to determine fair value. The level in which an asset or liability is disclosed within the fair value hierarchy is based on the lowest level input that is significant to the related fair value measurement in its entirety. The levels of input are defined as follows:

Level 1: Quoted prices unadjusted for identical assets or liabilities in an active market.

Level 2: Quoted prices for similar assets or liabilities in an active market, quoted prices for identical similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3: Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

Receivables

The Company records receivables at their face amounts less an allowance for doubtful accounts. Receivables consist of amounts billed and currently due from customers, amounts earned but unbilled (including contracts measured under the percentage-of-completion cost-to-cost method of accounting), amounts retained by the customer until the completion of a specified contract and claims. Unbilled recoverable amounts under contracts in progress generally become billable upon the passage of time, the achievement of project milestones, or upon acceptance by the customer.

Allowances for uncollectible trade receivables are estimated based on a combination of write-off history, aging analysis, any known collectability issues, and certain forward-looking information.

DXC uses receivables securitization facilities or receivables sales facilities in the normal course of business as part of managing its cash flows. The Company accounts for receivables sold under these facilities as a sale of financial assets pursuant to ASC 860 "Transfers and Servicing" and derecognizes these receivables, as well as the related allowances, from its balance sheets. Generally, the fair value of the sold receivables approximates the book value due to the short-term nature and, as a result, no gain or loss on sale of receivables is recorded.

Property and Equipment

Property and equipment, which include assets under capital leases, are stated at cost less accumulated depreciation. Depreciation is computed predominantly on a straight-line basis over the estimated useful lives of the assets or the remaining lease term. The estimated useful lives of DXC's property and equipment are as follows:

Buildings	Up to 40 years
Computers and related equipment	4 to 7 years
Furniture and other equipment	3 to 15 years
Leasehold improvements	Shorter of lease term or useful life up to 20 years

Intangible Assets

The Company's estimated useful lives for finite-lived intangibles are shown in the table below:

Software	2 to 10 years
Customer related intangibles	Expected customer service life
Acquired contract related intangibles	Contract life and first contract renewal, where applicable

Software is amortized using predominately the straight-line method (see *Software Development Costs* above). Acquired contract related and customer related intangible assets are amortized in proportion to the estimated undiscounted cash flows projected over the estimated life of the asset or on a straight-line basis if such cash flows cannot be reliably estimated.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

Long-lived assets such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of long-lived assets or groups of assets is assessed based on a comparison of the carrying amount of such assets to the estimated future net cash flows. If estimated future net cash flows are less than the carrying amount of such assets, an expense is recorded in the amount required to reduce the carrying amount of such assets to fair value. Fair value is determined based on a discounted cash flow approach or, when available and appropriate, comparable market values. Long-lived assets to be disposed of are reported at the lower of their carrying amount or their fair value less costs to sell.

Assets/Liabilities Held for Sale

The Company classifies assets as held for sale in the period when the following conditions are met: (i) management, having the authority to approve the action, commits to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal group); (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset (disposal group) beyond one year; (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

A long-lived asset (disposal group) that is classified as held for sale is initially measured at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset (disposal group) until the date of sale.

The fair value of a long-lived asset (disposal group) less any costs to sell is assessed each reporting period that it remains classified as held for sale and any subsequent changes are reported as an adjustment to the carrying value of the asset (disposal group), as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale.

Income Taxes

The Company uses the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the results of operations in the period that includes the related enactment date.

A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company's tax provision during the period in which the change occurred. In determining whether a valuation allowance is warranted, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, taxable income in prior carryback years, projected future taxable income, tax planning strategies and recent results of financial operations. The Company recognizes the tax benefit of uncertain tax positions when it is more likely than not that the tax position will be sustained upon examination. Uncertain tax positions are measured based on the probabilities that the uncertain tax position will be realized upon final settlement.

All tax-related cash flows resulting from excess tax benefits related to the settlement of share-based awards are classified as cash flows from operating activities and cash paid by directly withholding shares for tax withholding purposes is classified as a financing activity in the statements of cash flows.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. The Company's cash equivalents consist of time deposits, money market funds and money market deposit accounts with a number of institutions that have high credit ratings.

Foreign Currency

The local currency of the Company's foreign affiliates is generally their functional currency. Accordingly, the assets and liabilities of the foreign affiliates are translated from their respective functional currency to U.S. dollars using fiscal year-end exchange rates, income and expense accounts are translated at the average rates in effect during the fiscal year and equity accounts are translated at historical rates. The resulting translation adjustment is reported in the statements of comprehensive income and recorded as part of accumulated other comprehensive (loss) income.

Derivative Instruments

The Company designates certain derivative instruments as hedges for purposes of hedge accounting, as defined under ASC 815 "Derivatives and Hedging." For such derivative instruments, the Company documents its risk management objectives and strategy for undertaking hedging transactions, as well as all relationships between hedging and hedged risks. The Company's derivative instruments designated for hedge accounting include interest rate swaps and foreign currency forward and option contracts. Changes in the fair value measurements of these derivative instruments are reflected as adjustments to other comprehensive (loss) income and subsequently reclassified into earnings in the period during which the hedged transactions occurred. Any ineffectiveness or excluded portion of a designated hedge is recognized in earnings.

The Company also has entered into certain net investment hedges. Changes in the fair value of net investment hedges are recorded in the currency translation adjustment section of other comprehensive (loss) income and subsequently reclassified into earnings in the period the hedged item affects earnings. The Company excludes forward points from the effectiveness assessment of its net investment hedges. Changes in fair value of the excluded component are recognized in earnings.

The derivative instruments not designated as hedges for purposes of hedge accounting include total return swaps and certain short-term foreign currency forward contracts. These instruments are recorded at their respective fair values and the change in their value is reported in current period earnings. The Company does not use derivative instruments for trading or speculative purpose. The Company reports the effective portion of its cash flow hedges in the same financial statement line item as changes in the fair value of the hedged item. All cash flows associated with the Company's derivative instruments are classified as operating activities in the statements of cash flows.

New Accounting Pronouncements

Recently issued ASUs effective after March 31, 2023 are not expected to have a material effect on DXC's consolidated financial statements.

Note 2 - Divestitures

Fiscal 2023 Divestitures

On January 3, 2023, DXC completed the sale of its German financial services subsidiary ("FDB" or the "FDB Business") to the FNZ Group ("FNZ") for €308 million (approximately $329 million), resulting in a pre-tax gain of approximately $215 million. Included in the FDB sale was AXA Bank Germany, a German retail bank, that DXC acquired for total consideration of $101 million on January 1, 2021.

The following is a summary of the assets and liabilities distributed as part of the FDB Sale on January 3, 2023:

(in millions)	As of January 3, 2023
Assets:	
Cash and cash equivalents	$ 509
Accounts receivable, net	67
Prepaid expenses	1
Total current assets	577
Intangible assets, net	45
Goodwill	48
Property and equipment, net	1
Other assets	12
Total non-current assets	106
Total assets	$ 683
Liabilities:	
Accounts payable	$ 5
Accrued expenses and other current liabilities	529
Income taxes payable	1
Total current liabilities	535
Non-current income tax liabilities and deferred tax liabilities	6
Other long-term liabilities	4
Total long-term liabilities	10
Total liabilities	$ 545

During fiscal 2023, the Company sold insignificant businesses that resulted in a net loss of $25 million. Included in this amount was the Company's primary Russian entity that the Company sold in the second quarter of fiscal 2023, in response to the ongoing sanctions against certain industry sectors and parties in Russia due to Russia's invasion of Ukraine.

As of March 31, 2023, the Company had entered into definitive agreements to sell insignificant businesses and assets, which are classified as held for sale.

Fiscal 2022 Divestitures

HPS Sale

During fiscal 2022, DXC completed the sale of its healthcare provider software business ("HPS" or the "HPS Business") to Dedalus Holding S.p.A. ("Dedalus") for €468 million (approximately $551 million), resulting in a pre-tax gain on sale of $331 million, net of closing costs.

During fiscal 2022, the Company sold some insignificant businesses that resulted in a gain of $53 million. This was partially offset by $13 million in sales price adjustments related to prior year dispositions, which resulted from changes in estimated net working capital.

Fiscal 2021 Divestitures

HHS Sale

During fiscal 2021, DXC completed the sale of its U.S. State and Local Health and Human Services business ("HHS" or the "HHS Business") to Veritas Capital Fund Management, L.L.C. ("Veritas Capital"), for approximately $5.0 billion, resulting in a pre-tax gain on sale of $2,014 million. Approximately $3.5 billion of the sale proceeds was used to prepay debt.

During fiscal 2021, the Company sold some insignificant businesses that resulted in a loss of $10 million.

Note 3 - Earnings (Loss) Per Share

Basic EPS are computed using the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflect the incremental shares issuable upon the assumed exercise of stock options and equity awards. The following table reflects the calculation of basic and diluted EPS:

	Fiscal Years Ended		
(in millions, except per-share amounts)	March 31, 2023	March 31, 2022	March 31, 2021
Net (loss) income attributable to DXC common shareholders:	$ (568)	$ 718	$ (149)
Common share information:			
Weighted average common shares outstanding for basic EPS	228.99	250.02	254.14
Dilutive effect of stock options and equity awards	—	5.19	—
Weighted average common shares outstanding for diluted EPS	228.99	255.21	254.14
Earnings (loss) per share:			
Basic	$ (2.48)	$ 2.87	$ (0.59)
Diluted	$ (2.48)	$ 2.81	$ (0.59)

Certain share-based equity awards were excluded from the computation of dilutive EPS because inclusion of these awards would have had an anti-dilutive effect. The following table reflects awards excluded:

	Fiscal Years Ended		
	March 31, 2023[1]	March 31, 2022	March 31, 2021[1]
Stock Options	523,969	510,933	1,596,985
RSUs	3,242,461	6,500	2,768,022
PSUs	3,380,812	37,821	1,463,872

_____

[1] Due to the Company's net loss during fiscal 2023 and fiscal 2021, stock options, RSUs and PSUs were excluded from the computation of dilutive EPS because they would have had an anti-dilutive effect.

Note 4 - Receivables

Receivables, net of allowance for doubtful accounts consist of the following:

	As of	
(in millions)	March 31, 2023	March 31, 2022
Billed trade receivables	$ 1,530	$ 1,755
Unbilled receivables	1,105	1,310
Other receivables	806	789
Total	$ 3,441	$ 3,854

The Company calculates expected credit losses for trade accounts receivable based on historical credit loss rates for each aging category as adjusted for the current market conditions and forecasts about future economic conditions. The following table presents the change in balance for the allowance for doubtful accounts:

	As of and for Fiscal Years Ended	
(in millions)	March 31, 2023	March 31, 2022
Beginning balance	$ 55	$ 91
Provisions for losses on accounts receivable	(1)	5
Other adjustments to allowance and write-offs	(7)	(41)
Ending balance	$ 47	$ 55

Receivables Facility

The Company has an accounts receivable sales facility (as amended, restated, supplemented or otherwise modified as of March 31, 2023, the "Receivables Facility") with certain unaffiliated financial institutions (the "Purchasers") for the sale of commercial accounts receivable in the United States. The Receivables Facility has a facility limit of $400 million as of March 31, 2023. The Receivables Facility was amended on July 29, 2022, extending the termination date to July 28, 2023. Under the Receivables Facility, certain of the Company subsidiaries (the "Sellers") sell accounts receivable to DXC Receivables LLC ("Receivables SPV"), a wholly owned bankruptcy-remote entity, in a true sale. Receivables SPV subsequently sells certain of the receivables in their entirety to the Purchasers pursuant to a receivables purchase agreement. The financial obligations of Receivables SPV to the Purchasers under the Receivables Facility are limited to the assets it owns and non-recourse to the Company. Sales of receivables by Receivables SPV occur continuously and are settled monthly.

The amount available under the Receivables Facility fluctuates over time based on the total amount of eligible receivables generated during the normal course of business after deducting excess concentrations. As of March 31, 2023, the total availability under the Receivables Facility was $400 million and the amount sold to the Purchasers was $400 million, which was derecognized from the Company's balance sheet. The fair value of the sold receivables approximated their book value due to their short-term nature, resulting in no gain or loss recorded on the sale of receivables.

While the Company guarantees certain non-financial performance obligations of the Sellers, the Purchasers bear customer credit risk associated with the receivables sold under the Receivables Facility and have recourse in the event of credit-related customer non-payment solely to the assets of the Receivables SPV.

Milano Receivables Facility

On October 1, 2020, in connection with the sale of the HHS Business, the Milano Facility was terminated. For more information, refer to Note 2 - "Divestitures."

German Receivables Facility

On June 30, 2021, the Company terminated its accounts receivable securitization facility with certain unaffiliated financial institutions for the sale of commercial accounts receivable in Germany (the "DE Receivables Facility"). Under the DE Receivables Facility, the deferred purchase price ("DPP") was classified as cash flows from investing activities. See Note 18 – "Cash Flows" for additional information.

The following table is a reconciliation of the beginning and ending balances of the DPP:

(in millions)	Fiscal 2021
Beginning balance	$ 103
Transfers of receivables	417
Collections	(420)
Change in funding availability	2
Facility amendments	(102)
Ending balance	$ —

Note 5 - Leases

The Company has operating and finance leases for data centers, corporate offices and certain equipment. Our leases have remaining lease terms of one to 10 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within one to three years.

Operating Leases

The components of operating lease expense were as follows:

	For the Fiscal Year Ended		
(in millions)	March 31, 2023	March 31, 2022	March 31, 2021
Operating lease cost	$ 404	$ 484	$ 616
Short-term lease cost	35	40	53
Variable lease cost	73	73	56
Sublease income	(18)	(32)	(40)
Total operating costs	$ 494	$ 565	$ 685

Cash payments made for variable lease costs and short-term leases are not included in the measurement of operating lease liabilities, and as such, are excluded from the supplemental cash flow information stated below.

(in millions)	For the Fiscal Year Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
Cash paid for amounts included in the measurement of operating lease liabilities – operating cash flows	$ 404	$ 484	$ 616
ROU assets obtained in exchange for operating lease liabilities[1]	$ 227	$ 279	$ 530

[1] There were $1,142 million, $1,085 million, and $763 million in modifications and terminations in fiscal 2023, 2022, and 2021, respectively. See Note 18 – "Cash Flows" for further information on non-cash activities affecting cash flows.

The following table presents operating lease balances:

(in millions)	Balance Sheet Line Item	As of	
		March 31, 2023	March 31, 2022
ROU operating lease assets	Operating right-of-use assets, net	$ 909	$ 1,133
Operating lease liabilities	Current operating lease liabilities	$ 317	$ 388
Operating lease liabilities	Non-current operating lease liabilities	648	815
Total operating lease liabilities		$ 965	$ 1,203

The weighted-average operating lease term was 3.9 years and 4.4 years as of March 31, 2023 and March 31, 2022, respectively. The weighted-average operating lease discount rate was 3.9% and 3.3% as of March 31, 2023 and March 31, 2022, respectively.

The following maturity analysis presents expected undiscounted cash payments for operating leases as of March 31, 2023:

(in millions)	Fiscal Year						
	2024	2025	2026	2027	2028	Thereafter	Total
Operating lease payments	$ 334	$ 272	$ 181	$ 88	$ 68	$ 94	$ 1,037
Less: imputed interest							(72)
Total operating lease liabilities							$ 965

Finance Leases

The components of finance lease expense were as follows:

(in millions)	For the Fiscal Year Ended		
	March 31, 2023	**March 31, 2022**	**March 31, 2021**
Finance lease cost:			
Amortization of right-of-use assets	$ 218	$ 346	$ 433
Interest on lease liabilities	17	27	45
Total finance lease cost	$ 235	$ 373	$ 478

The following table provides supplemental cash flow information related to the Company's finance leases:

(in millions)	For the Fiscal Year Ended		
	March 31, 2023	**March 31, 2022**	**March 31, 2021**
Interest paid for finance lease liabilities – Operating cash flows	$ 17	$ 27	$ 45
Cash paid for amounts included in the measurement of finance lease obligations – financing cash flows	315	501	584
Total cash paid in the measurement of finance lease obligations	$ 332	$ 528	$ 629
Capital expenditures through finance lease obligations[1]	$ 102	$ 233	$ 348

<hr>

[1] See Note 18 – "Cash Flows" for further information on non-cash activities affecting cash flows.

The following table presents finance lease balances:

(in millions)	Balance Sheet Line Item	As of	
		March 31, 2023	**March 31, 2022**
ROU finance lease assets	Property and Equipment, net	$ 424	$ 602
Finance lease	Short-term debt and current maturities of long-term debt	$ 215	$ 289
Finance lease	Long-term debt, net of current maturities	287	354
Total finance lease liabilities[1]		$ 502	$ 643

<hr>

[1] See Note 11 – "Debt" for further information on finance lease liabilities.

The weighted-average finance lease term was 2.9 years and 2.8 years as of March 31, 2023 and March 31, 2022, respectively. The weighted-average finance lease discount rate was 3.4% and 2.9% as of March 31, 2023 and March 31, 2022, respectively.

The following maturity analysis presents expected undiscounted cash payments for finance leases as of March 31, 2023:

(in millions)	Fiscal Year						Total
	2024	2025	2026	2027	2028	Thereafter	
Finance lease payments	$ 226	$ 153	$ 91	$ 49	$ 12	$ —	$ 531
Less: imputed interest							(29)
Total finance lease liabilities							$ 502

Note 6 - Fair Value

Fair Value Measurements on a Recurring Basis

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis, excluding pension assets and derivative assets and liabilities. See Note 14 - "Pension and Other Benefit Plans" and Note 7 - "Derivative Instruments" for information about these excluded assets and liabilities. There were no transfers between any of the levels during the periods presented.

(in millions)	Fair Value Hierarchy			
	As of March 31, 2023			
Assets:	Fair Value	Level 1	Level 2	Level 3
Money market funds and money market deposit accounts	$ 75	$ 75	$ —	$ —
Time deposits[1]	37	37	—	—
Other securities[2]	48	—	46	2
Total assets	$ 160	$ 112	$ 46	$ 2
Liabilities:				
Contingent consideration	$ 2	$ —	$ —	$ 2
Total liabilities	$ 2	$ —	$ —	$ 2

(in millions)				
	As of March 31, 2022			
Assets:	Fair Value	Level 1	Level 2	Level 3
Money market funds and money market deposit accounts	$ 5	$ 5	$ —	$ —
Time deposits[1]	51	51	—	—
Other securities[2]	51	—	49	2
Total assets	$ 107	$ 56	$ 49	$ 2
Liabilities:				
Contingent consideration	$ 8	$ —	$ —	$ 8
Total Liabilities	$ 8	$ —	$ —	$ 8

---

[1] Cost basis approximated fair value due to the short period of time to maturity.

[2] Other securities include available-for-sale equity security investments with Level 2 inputs that have a cost basis of $52 million and $53 million as of March 31, 2023 and March 31, 2022, respectively. For the periods presented, gains and losses are insignificant and are included in other expense (income), net in the Company's statements of operations.

The fair value of money market funds, money market deposit accounts, U.S. Treasury bills with less than three months maturity and time deposits, included in cash and cash equivalents, are based on quoted market prices. The fair value of other equity securities, included in other long-term assets, is based on actual market prices. The fair value of contingent consideration, included in other liabilities, is based on contractually defined targets of financial performance in connection with earn outs and other considerations.

Other Fair Value Disclosures

The carrying amounts of the Company's financial instruments with short-term maturities, primarily accounts receivable, accounts payable, short-term debt, and financial liabilities included in other accrued liabilities approximate their market values due to their short-term nature. If measured at fair value, these financial instruments would be classified as Level 2 or Level 3 within the fair value hierarchy.

Note 11 - "Debt" includes information about the estimated fair value of the Company's long-term debt.

Non-financial assets such as goodwill, tangible assets, intangible assets, and other contract related long-lived assets are recorded at fair value in the period they are initially recognized; and such fair value may be adjusted in subsequent periods if an event occurs or circumstances change that indicate that the asset may be impaired. The fair value measurements in such instances would be classified as Level 3 within the fair value hierarchy. There were no significant impairments recorded during the fiscal periods covered by this report.

Note 7 - Derivative Instruments

In the normal course of business, the Company is exposed to interest rate and foreign exchange rate fluctuations. As part of its risk management strategy, the Company uses derivative instruments, primarily foreign currency forward contracts and interest rate swaps, to hedge certain foreign currency and interest rate exposures. The Company's objective is to reduce earnings volatility by offsetting gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them. The Company does not use derivative instruments for trading or any speculative purpose.

Derivatives Designated for Hedge Accounting

Cash flow hedges

The Company has designated certain foreign currency forward contracts as cash flow hedges to reduce foreign currency risk related to certain Indian Rupee, Euro and British Pound-denominated intercompany obligations and forecasted transactions. The notional amounts of foreign currency forward contracts designated as cash flow hedges as of March 31, 2023 and March 31, 2022 were $842 million and $727 million, respectively. As of March 31, 2023, the related forecasted transactions extend through June 2025.

For the fiscal years ended March 31, 2023 and March 31, 2022, the Company performed an assessment at the inception of the cash flow hedge transactions and determined that all critical terms of the hedging instruments and hedged items matched. The Company performs an assessment of critical terms on an on-going basis throughout the hedging period. During the fiscal years ended March 31, 2023 and March 31, 2022, the Company had no cash flow hedges for which it was probable that the hedged transaction would not occur. As of March 31, 2023, $6 million of the existing amount of loss related to the cash flow hedge reported in accumulated other comprehensive loss is expected to be reclassified into earnings within the next 12 months.

Amounts recognized in other comprehensive (loss) income and (loss) income before income taxes

The pre-tax (loss) gain on derivatives designated for hedge accounting recognized in other comprehensive (loss) income was $(11) million and $23 million during the fiscal year ended March 31, 2023 and March 31, 2022, respectively. The pre-tax gain on derivatives designated for hedge accounting recognized in (loss) income before income taxes was $11 million and $6 million during the fiscal year ended March 31, 2023 and March 31, 2022, respectively.

Derivatives Not Designated For Hedge Accounting

The derivative instruments not designated as hedges for purposes of hedge accounting include certain short-term foreign currency forward contracts. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings in the financial statement line item to which the derivative relates.

Foreign currency forward contracts

The Company manages the exposure to fluctuations in foreign currencies by using foreign currency forward contracts to hedge certain foreign currency denominated assets and liabilities, including intercompany accounts and forecasted transactions. The notional amount of the foreign currency forward contracts outstanding as of March 31, 2023 and March 31, 2022 was $2.5 billion and $2.1 billion, respectively.

The following table presents the pre-tax amounts impacting income related to foreign currency forward contracts designated and non-designated for hedge accounting:

		Fiscal Years Ended		
(in millions)	Statement of Operations Line Item	March 31, 2023	March 31, 2022	March 31, 2021
Foreign currency forward contracts	Other (income) expense, net	$ (27)	$ 52	$ 51

Fair Value of Derivative Instruments

All derivative instruments are recorded at fair value. The Company's accounting treatment for these derivative instruments is based on its hedge designation. The following tables present the fair values of derivative instruments included in the balance sheets:

		As of	
(in millions)	Balance Sheet Line Item	March 31, 2023	March 31, 2022
Derivatives designated for hedge accounting:			
Foreign currency forward contracts	Other current assets	$ 6	$ 18
	Accrued expenses and other current liabilities	$ 13	$ —
Derivatives not designated for hedge accounting:			
Foreign currency forward contracts	Other current assets	$ 15	$ 9
	Accrued expenses and other current liabilities	$ 16	$ 15

The fair value of foreign currency forward contracts represents the estimated amount required to settle the contracts using current market exchange rates and is based on the period-end foreign currency exchange rates and forward points that are classified as Level 2 inputs.

Other Risks for Derivative Instruments

The Company is exposed to the risk of losses in the event of non-performance by the counterparties to its derivative contracts. The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To mitigate counterparty credit risk, the Company regularly reviews its credit exposure and the creditworthiness of the counterparties. With respect to its foreign currency derivatives, as of March 31, 2023, there were five counterparties with concentration of credit risk, and based on gross fair value, the maximum amount of loss that the Company could incur is $3 million.

The Company also enters into enforceable master netting arrangements with some of its counterparties. However, for financial reporting purposes, it is the Company's policy not to offset derivative assets and liabilities despite the existence of enforceable master netting arrangements. The potential effect of such netting arrangements on the Company's balance sheets is not material for the periods presented.

Non-Derivative Financial Instruments Designated for Hedge Accounting

The Company applies hedge accounting for foreign currency-denominated debt used to manage foreign currency exposures on its net investments in certain non-U.S. operations. To qualify for hedge accounting, the hedging instrument must be highly effective at reducing the risk from the exposure being hedged.

Net Investment Hedges

DXC seeks to reduce the impact of fluctuations in foreign exchange rates on its net investments in certain non-U.S. operations with foreign currency-denominated debt. For foreign currency denominated debt designated as a hedge, the effectiveness of the hedge is assessed based on changes in spot rates. For qualifying net investment hedges, all gains or losses on the hedging instruments are included in currency translation. Gains or losses on individual net investments in non-U.S. operations are reclassified to earnings from accumulated other comprehensive (loss) income when such net investments are sold or substantially liquidated.

As of March 31, 2023, DXC had $0.3 billion of foreign currency-denominated debt designated as hedges of net investments in non-U.S. subsidiaries. For the fiscal year ended March 31, 2023, the pre-tax impact of gain on foreign currency-denominated debt designated for hedge accounting recognized in other comprehensive loss was $6 million. As of March 31, 2022, DXC had $0.3 billion of foreign currency-denominated debt designated as hedges of net investments in non-U.S. subsidiaries.

Note 8 - Property and Equipment

Property and equipment consisted of the following:

(in millions)	As of	
	March 31, 2023	March 31, 2022
Property and equipment — gross:		
Land, buildings and leasehold improvements	$ 1,949	$ 2,089
Computers and related equipment	3,945	4,117
Furniture and other equipment	185	203
Construction in progress	11	1
	6,090	6,410
Less: accumulated depreciation	4,111	3,998
Property and equipment, net	$ 1,979	$ 2,412

Depreciation expense for fiscal 2023, 2022 and 2021 was $519 million, $625 million and $754 million, respectively.

Note 9 - Intangible Assets

Intangible assets consisted of the following:

(in millions)	As of March 31, 2023			As of March 31, 2022		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Software	$ 4,009	$ 3,290	$ 719	$ 4,063	$ 3,039	$ 1,024
Customer related intangible assets	3,927	2,260	1,667	4,148	1,995	2,153
Other intangible assets	303	120	183	291	90	201
Total intangible assets	$ 8,239	$ 5,670	$ 2,569	$ 8,502	$ 5,124	$ 3,378

The components of amortization expense were as follows:

(in millions)	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
Intangible asset amortization	$ 796	$ 865	$ 952
Transition and transformation contract cost amortization[1]	204	227	264
Total amortization expense	$ 1,000	$ 1,092	$ 1,216

---

[1] *Transition and transformation contract costs are included within other assets on the balance sheet.*

Estimated future amortization as of March 31, 2023 is as follows:

Fiscal Year	(in millions)
2024	$ 714
2025	589
2026	527
2027	390
2028	166
Thereafter	183
Total	$ 2,569

Note 10 - Goodwill

The following tables summarize the changes in the carrying amounts of goodwill, by segment, for the fiscal years ended March 31, 2023 and March 31, 2022, respectively:

(in millions)	GBS	GIS	Total
Balance as of March 31, 2022, net	$ 617	$ —	$ 617
Divestitures	(60)	—	(60)
Foreign currency translation	(18)	—	(18)
Balance as of March 31, 2023, net	$ 539	$ —	$ 539
Goodwill, gross	5,029	5,066	10,095
Accumulated impairment losses	(4,490)	(5,066)	(9,556)
Balance as of March 31, 2023, net	$ 539	$ —	$ 539

(in millions)	GBS	GIS	Total
Balance as of March 31, 2021, net	$ 641	$ —	$ 641
Divestitures	(2)	—	(2)
Assets held for sale	(6)	—	(6)
Foreign currency translation	(16)	—	(16)
Balance as of March 31, 2022, net	$ 617	$ —	$ 617
Goodwill, gross	5,107	5,066	10,173
Accumulated impairment losses	(4,490)	(5,066)	(9,556)
Balance as of March 31, 2022, net	$ 617	$ —	$ 617

Divestitures are described in Note 2 - "Divestitures." The foreign currency translation amount reflects the impact of currency movements on non-U.S. dollar-denominated goodwill balances.

Goodwill Impairment Analyses

The Company's annual goodwill impairment analyses, which were performed qualitatively in the second quarter of fiscal years 2023, 2022, and 2021, did not result in an impairment charge. At the end of each fiscal year, the Company assessed whether there were events or changes in circumstances that would more likely than not reduce the fair value of any of its reporting units below its carrying amount and require goodwill to be tested for impairment. The Company determined that there have been no such indicators, and, therefore, it was unnecessary to perform an interim goodwill impairment test as of the end of each respective fiscal year.

Note 11 - Debt

The following is a summary of the Company's debt:

(in millions)	Interest Rates	Fiscal Year Maturities	As of March 31, 2023[1]	As of March 31, 2022[1]
Short-term debt and current maturities of long-term debt				
Commercial paper[2]	2.70% - 3.13%	2024	$ 109	$ 362
Current maturities of long-term debt	Various	2024	176	249
Current maturities of finance lease liabilities	0.03% - 14.59%	2024	215	289
Short-term debt and current maturities of long-term debt			$ 500	$ 900
Long-term debt, net of current maturities				
€650 million Senior notes	1.75%	2026	704	720
$700 million Senior notes	1.80%	2027	696	694
€750 million Senior notes	0.45%	2028	810	828
$650 million Senior notes	2.375%	2029	645	644
€600 million Senior notes	0.95%	2032	646	661
Finance lease liabilities	0.03% - 14.59%	2024 - 2028	502	643
Borrowings for assets acquired under long-term financing	0.00% - 9.78%	2024 - 2029	285	344
Mandatorily redeemable preferred stock outstanding	6.00%	2023	—	63
Other borrowings	Various	2024	3	6
Long-term debt			4,291	4,603
Less: current maturities			391	538
Long-term debt, net of current maturities			$ 3,900	$ 4,065

_____

[1] The carrying amounts of the senior notes as of March 31, 2023 and March 31, 2022, include the remaining principal outstanding of $3,523 million and $3,575 million, respectively, net of total unamortized debt (discounts) and premiums, and deferred debt issuance costs of $22 million and $28 million, respectively.

[2] At DXC's option, DXC can borrow up to a maximum of €1 billion or its equivalent in €, £, and $.

Term Loan

During the second quarter of fiscal 2023, the Company entered into a $500 million term loan credit agreement (as amended, the "USD Term Loan") with certain unaffiliated financial institutions that matures on September 1, 2024, unless the Company exercises its option to extend for one year until September 1, 2025. The USD Term Loan is required to be drawn down by September 1, 2023. The Company did not draw on the USD Term Loan as of March 31, 2023.

Fair Value of Debt

The Company estimates the fair value of its long-term debt primarily by using quoted prices obtained from third-party providers such as Bloomberg and by using an expected present value technique based on observable market inputs for instruments with similar terms currently available to the Company. The estimated fair value of the Company's long-term debt excluding finance lease liabilities was $3.3 billion and $3.7 billion as of March 31, 2023 and March 31, 2022, respectively, as compared with the carrying value of $3.8 billion and $4.0 billion as of March 31, 2023 and March 31, 2022, respectively. If measured at fair value, long-term debt excluding finance lease liabilities would be classified as Level 1 or Level 2 within the fair value hierarchy.

Future Maturities of Long-term Debt

Expected maturities of long-term debt, including borrowings for asset financing but excluding minimum capital lease payments, for fiscal years subsequent to March 31, 2023, are as follows:

Fiscal Year	(in millions)
2024	$ 176
2025	61
2026	731
2027	708
2028	814
Thereafter	1,299
Total	$ 3,789

Note 12 - Revenue

Revenue Recognition

The following table presents DXC's revenues disaggregated by geography, based on the location of incorporation of the DXC entity providing the related goods or services:

	Twelve Months Ended		
(in millions)	March 31, 2023	March 31, 2022	March 31, 2021
United States	$ 4,320	$ 4,775	$ 5,983
United Kingdom	1,883	2,295	2,413
Other Europe	4,429	5,117	5,129
Australia	1,449	1,549	1,529
Other International	2,349	2,529	2,675
Total Revenues	$ 14,430	$ 16,265	$ 17,729

The revenue by geography pertains to both of the Company's reportable segments. Refer to Note 20 - "Segment and Geographic Information" for the Company's segment disclosures.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price in contracts allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustments for revenue that has not materialized and adjustments for currency. As of March 31, 2023, approximately $19.7 billion of revenue is expected to be recognized from remaining performance obligations. The Company expects to recognize revenue on approximately 39% of these remaining performance obligations in fiscal 2024, with the remainder of the balance recognized thereafter.

Contract Balances

The following table provides information about the balances of the Company's trade receivables and contract assets and contract liabilities:

(in millions)	Balance Sheet Line Item	As of March 31, 2023	As of March 31, 2022
Trade receivables, net	Receivables and contract assets, net of allowance for doubtful accounts	$ 2,269	$ 2,694
Contract assets	Receivables and contract assets, net of allowance for doubtful accounts	$ 366	$ 371
Contract liabilities	Deferred revenue and advance contract payments and Non-current deferred revenue	$ 1,842	$ 1,915

Change in contract liabilities were as follows:

(in millions)	Twelve Months Ended March 31, 2023	Twelve Months Ended March 31, 2022
Balance, beginning of period	$ 1,915	$ 1,701
Deferred revenue	2,351	3,099
Recognition of deferred revenue	(2,303)	(2,770)
Currency translation adjustment	(70)	(43)
Other	(51)	(72)
Balance, end of period	$ 1,842	$ 1,915

The following tables provides information about the Company's capitalized costs to obtain and fulfill a contract:

(in millions)	As of March 31, 2023	As of March 31, 2022
Capitalized sales commission costs[1]	$ 125	$ 191
Transition and transformation contract costs, net[2]	$ 778	$ 818

Amortization expense of capitalized sales commission and transition and transformation contract costs were as follows:

(in millions)	Fiscal Years Ended March 31, 2023	March 31, 2022	March 31, 2021
Capitalized sales commission costs amortization[1]	$ 76	$ 85	$ 70
Transition and transformation contract cost amortization[2]	$ 204	$ 227	$ 264

---

[1] Capitalized sales commission costs are included within other assets in the accompanying balance sheets and amortization expense related to the capitalized sales commission assets are included in selling, general, and administrative expenses in the accompanying statements of operations.

[2] Transition and transformation contract costs, net reflect the Company's setup costs incurred upon initiation of an outsourcing contract and are included within other assets in the accompanying balance sheets and amortization expense are included within depreciation and amortization in the accompanying statements of operations.

Note 13 - Restructuring Costs

The Company recorded restructuring costs, net of reversals, of $216 million, $318 million and $551 million for fiscal 2023, 2022 and 2021, respectively. The costs recorded during fiscal 2023 were largely the result of implementing the Fiscal 2023 Plan as described below.

The composition of restructuring liabilities by financial statement line items is as follows:

	As of	
(in millions)	March 31, 2023	March 31, 2022
Accrued expenses and other current liabilities	$ 105	$ 113
Other long-term liabilities	22	39
Total	$ 127	$ 152

Summary of Restructuring Plans

Fiscal 2023 Plan

During fiscal 2023, management approved global cost savings initiatives designed to better align the Company's workforce and facility structures (the "Fiscal 2023 Plan"). Also included in restructuring costs for the fiscal year ended March 31, 2023 is $22 million related to amortization of right-of-use assets and interest expense for leased facilities that we have vacated but that are being actively marketed for sublease, or we are in negotiations with the landlord to potentially terminate or modify those leases.

Restructuring activities, summarized by plan year, were as follows:

	Restructuring Liability as of March 31, 2022	Costs Expensed, Net of Reversals	Costs Not Affecting Restructuring Liability[1]	Cash Paid	Other[2]	Restructuring Liability as of March 31, 2023
Fiscal 2023 Plan						
Workforce Reductions	$ —	$ 154	$ —	$ (76)	$ 1	$ 79
Facilities Costs	—	35	(24)	(10)	—	1
	—	$ 189	(24)	(86)	1	80
Fiscal 2022 Plan						
Workforce Reductions	$ 84	$ (3)	$ —	$ (59)	$ (4)	$ 18
Facilities Costs	1	32	(7)	(26)	—	—
	85	29	(7)	(85)	(4)	18
Other Prior Year and Acquired Plans						
Workforce Reductions	$ 64	$ (1)	$ —	$ (34)	$ (2)	$ 27
Facilities Costs	3	(1)	—	(1)	1	2
	67	(2)	—	(35)	(1)	29
Total	$ 152	$ 216	$ (31)	$ (206)	$ (4)	$ 127

---

[1] *Pension benefit augmentations recorded as pension liabilities, asset impairments and restructuring costs associated with right-of-use assets.*

[2] *Foreign currency translation adjustments.*

Note 14 - Pension and Other Benefit Plans

The Company offers a number of pension and OPEB plans, life insurance benefits, deferred compensation and defined contribution plans. Most of the Company's pension plans are not admitting new participants; therefore, changes to pension liabilities are primarily due to market fluctuations of investments for existing participants and changes in interest rates.

Defined Benefit Plans

The Company sponsors a number of defined benefit and post-retirement medical benefit plans for the benefit of eligible employees. The benefit obligations of the Company's U.S. pension, U.S. OPEB, and non-U.S. OPEB plans represent an insignificant portion of the Company's pension and other post-retirement benefit plans. As a result, the disclosures below include the Company's U.S. and non-U.S. pension plans on a global consolidated basis.

Eligible employees are enrolled in defined benefit pension plans in their country of domicile. The defined benefit pension plan in the U.K. represents the largest plan. In addition, healthcare, dental and life insurance benefits are also provided to certain non-U.S. employees. A significant number of employees outside the United States are covered by government sponsored programs at no direct cost to the Company other than related payroll taxes.

During fiscal 2023, pension trustees and the Company took actions to reduce the volatility of a defined benefit pension plan in the U.K., including entering into pension risk transfer transactions involving the purchase of annuity contracts for portions of its outstanding defined benefit pension obligations using assets from the pension trust. In connection with this transaction, the pension trustees transferred $1.0 billion of gross defined benefit pension obligations and related plan assets to an insurance company for approximately 5,000 U.K. plan participants. In addition, the Company recognized a noncash pension settlement charge of $361 million, which includes the accelerated recognition of prior service credit that was included in accumulated other comprehensive income. This transaction is irrevocable, and as a result of the transaction, the pension trustees and the Company were relieved of all responsibility for the related pension obligations and the insurance company is now required to pay and administer the retirement benefits.

The Company accrued $0 million, $4 million and $13 million, for fiscal 2023, 2022 and 2021, respectively, as additional contractual termination benefits for certain employees as part of the Company's restructuring plans. These amounts are reflected in the projected benefit obligation and in the net periodic pension cost.

The change in projected benefit obligation for fiscal year 2023 is primarily related to actuarial gains, the pension risk transfer transaction discussed above, and foreign currency exchange rate changes. Actuarial gains were primarily due to an increase in discount rates across most plans and lower inflation rate assumptions primarily in the United Kingdom, with partially offsetting impact of actuarial losses primarily from higher than expected benefit indexation in the United Kingdom.

Projected Benefit Obligations

(in millions)	As of	
	March 31, 2023	March 31, 2022
Projected benefit obligation at beginning of year	$ 10,862	$ 12,436
Service cost	73	88
Interest cost	254	203
Plan participants' contributions	27	30
Amendments	3	(12)
Business/contract acquisitions/divestitures	(84)	(2)
Contractual termination benefits	—	4
Settlement/curtailment	(1,102)	(76)
Actuarial (gain) loss	(2,083)	(831)
Benefits paid	(330)	(458)
Foreign currency exchange rate changes	(678)	(485)
Other	(5)	(35)
Projected benefit obligation at end of year	$ 6,937	$ 10,862

The following table summarizes the weighted average rates used in the determination of the Company's benefit obligations:

	Fiscal Years Ended	
	March 31, 2023	March 31, 2022
Discount rate	4.5 %	2.7 %
Rates of increase in compensation levels	2.8 %	2.9 %
Interest Crediting Rate	4.5 %	4.0 %

Fair Value of Plan Assets and Funded Status

(in millions)	As of	
	March 31, 2023	March 31, 2022
Fair value of plan assets at beginning of year	$ 12,952	$ 13,425
Actual return on plan assets	(3,038)	441
Employer contribution	79	161
Plan participants' contributions	27	30
Benefits paid	(330)	(458)
Business/contract acquisitions/divestitures	(93)	—
Contractual termination benefits	10	4
Plan settlement	(1,102)	(66)
Foreign currency exchange rate changes	(848)	(566)
Other	(21)	(19)
Fair value of plan assets at end of year	$ 7,636	$ 12,952
Funded status at end of year	$ 699	$ 2,090

Selected Information

(in millions)	As of	
	March 31, 2023	**March 31, 2022**
Other assets	$ 1,203	$ 2,718
Accrued expenses and other current liabilities	(26)	(23)
Non-current pension obligations	(463)	(590)
Other long-term liabilities - OPEB	(15)	(15)
Net amount recorded	$ 699	$ 2,090
Accumulated benefit obligation	$ 6,858	$ 10,790

	Benefit Plans with Projected Benefit Obligation in Excess of Plan Assets		Benefit Plans with Accumulated Benefit Obligation in Excess of Plan Assets	
(in millions)	**March 31, 2023**	**March 31, 2022**	**March 31, 2023**	**March 31, 2022**
Projected benefit obligation	$ 1,480	$ 1,795	$ 1,208	$ 1,440
Accumulated benefit obligation	$ 1,411	$ 1,717	$ 1,170	$ 1,401
Fair value of plan assets	$ 976	$ 1,167	$ 718	$ 830

Net Periodic Pension Cost

	Fiscal Years Ended		
(in millions)	**March 31, 2023**	**March 31, 2022**	**March 31, 2021**
Service cost	$ 73	$ 88	$ 91
Interest cost	254	203	245
Expected return on assets	(498)	(581)	(659)
Amortization of prior service credit	(7)	(8)	(8)
Contractual termination benefit	—	4	13
Subtotal	(178)	(294)	(318)
Settlement/curtailment loss (gain)	361	(20)	(18)
Recognition of actuarial loss (gain)	1,070	(664)	537
Net periodic pension expense (income)	$ 1,253	$ (978)	$ 201

The service cost component of net periodic pension expense (income) is presented in costs of services and selling, general and administrative and the other components of net periodic pension income are presented in other expense (income), net in the Company's statements of operations.

The weighted-average rates used to determine net periodic pension cost were:

	Fiscal Years Ended		
	March 31, 2023	**March 31, 2022**	**March 31, 2021**
Discount or settlement rates	2.7 %	2.0 %	2.4 %
Expected long-term rates of return on assets	4.3 %	4.4 %	5.6 %
Rates of increase in compensation levels	2.9 %	2.5 %	1.7 %
Interest Crediting Rate	4.0 %	4.0 %	4.0 %

The following is a summary of amounts in accumulated other comprehensive income, before tax effects:

(in millions)	Fiscal Years Ended	
	March 31, 2023	March 31, 2022
Prior service cost	$ (188)	$ (238)

Estimated Future Contributions and Benefits Payments

(in millions)		
Employer contributions:		
2024		$ 92
Benefit Payments:		
2024		$ 373
2025		367
2026		371
2027		376
2028		385
2029 and thereafter		2,012
Total		$ 3,884

Fair Value of Plan Assets

The tables below set forth the fair value of plan assets by asset category within the fair value hierarchy:

(in millions)	As of March 31, 2023			
	Level 1	Level 2	Level 3	Total
Equity:				
US Domestic Stocks			$ —	$ —
Global Stocks	—	—	—	—
Global/International Equity commingled funds	18	756	—	774
Global equity mutual funds	—	—	—	—
U.S./North American Equity commingled funds	5	—	—	5
Fixed Income:				
Non-U.S. Government funds	—	24	—	24
Fixed income commingled funds	2	67	12	81
Fixed income mutual funds	—	2	—	2
Corporate bonds	682	2,934	1	3,617
Alternatives:				
Other Alternatives [1]	—	1,191	1,095	2,286
Hedge Funds[2]	—	17	34	51
Other Assets	7	84	59	150
Insurance contracts	—	331	—	331
Cash and cash equivalents	305	10	—	315
Totals				
	$ 1,019	$ 5,416	$ 1,201	$ 7,636

(in millions)	As of March 31, 2022			
	Level 1	Level 2	Level 3	Total
Equity:				
US Domestic Stocks	$ —	$ —	$ —	$ —
Global Stocks	—	—	—	—
Global/International Equity commingled funds	169	2,098	—	2,267
Global equity mutual funds	—	—	—	—
U.S./North American Equity commingled funds	—	5	—	5
Fixed Income:				
Non-U.S. Government funds	—	46	—	46
Fixed income commingled funds	4	45	15	64
Fixed income mutual funds	—	3	—	3
Corporate bonds	1	4,668	—	4,669
Alternatives:				
Other Alternatives [1]	4	3,182	1,602	4,788
Hedge Funds[2]	—	12	—	12
Other Assets	278	78	31	387
Insurance contracts	—	342	—	342
Cash and cash equivalents	357	12	—	369
Totals	$ 813	$ 10,491	$ 1,648	$ 12,952

_____

[1] _Represents real estate and other commingled funds consisting mainly of equities, bonds, or commodities._
[2] _Represents investments in diversified fund of hedge funds._

Changes in fair value measurements of level 3 investments for the defined benefit plans were as follows:

(in millions)	
Balance as of March 31, 2021	$ 2,031
Actual return on plan assets held at the reporting date	(156)
Purchases, sales and settlements	(156)
Transfers in and / or out of Level 3	—
Changes due to exchange rates	(71)
Balance as of March 31, 2022	1,648
Actual return on plan assets held at the reporting date	83
Purchases, sales and settlements	(430)
Transfers in and / or out of Level 3	—
Changes due to exchange rates	(100)
Balance as of March 31, 2023	$ 1,201

Domestic and global equity accounts are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price. Equity assets in commingled funds reporting a net asset value are categorized as Level 2 and valued using broker dealer bids or quotes of securities with similar characteristics.

Fixed income accounts are categorized as Level 1 if traded on a publicly quoted exchange or as level 2 if investments in corporate bonds are primarily investment grade bonds, generally priced using model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.

Alternative investment fund securities are categorized as Level 1 if held in a mutual fund or in a separate account structure and actively traded through a recognized exchange, or as Level 2 if they are held in commingled or collective account structures and are actively traded. Alternative investment fund securities are classified as Level 3 if they are held in Limited Company or Limited Partnership structures or cannot otherwise be classified as Level 1 or Level 2.

Other assets represent property holdings by certain pension plans. As above, the property holdings represent a master lease arrangement entered into by DXC in the U.K. and certain U.K. pension plans as a financing transaction.

Insurance contracts purchased to cover benefits payable to retirees are valued using the assumptions used to value the projected benefit obligation.

Cash equivalents that have quoted prices in active markets are classified as Level 1. Short-term money market commingled funds are categorized as Level 2 and valued at cost plus accrued interest which approximates fair value.

Plan Asset Allocations

	As of	
Asset Category	**March 31, 2023**	**March 31, 2022**
Equity securities	10 %	18 %
Debt securities	49 %	37 %
Alternatives	35 %	39 %
Cash and other	6 %	6 %
Total	100 %	100 %

Plan assets are held in a trust that includes commingled funds subject to country specific regulations and invested primarily in commingled funds. For the U.K. pension plans, the Company's largest pension plans by assets and projected liabilities, a target allocation by asset class was developed to achieve their long-term objectives. Asset allocations are monitored closely and investment reviews regarding asset strategy are conducted regularly with internal and external advisors.

The Company's investment goals and risk management strategy for plan assets evaluates a number of factors, including the time horizon of the plans' obligations. Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification in order to reduce risk, yet produces a reasonable amount of return on investment over the long term. Sufficient liquidity is maintained to meet benefit obligations as they become due. Third party investment managers are employed to invest assets in both passively-indexed and actively-managed strategies. Equities are primarily invested broadly in domestic and foreign companies across market capitalizations and industries. Fixed income securities are invested broadly, primarily in government treasury, corporate credit, mortgage backed and asset backed investments. Alternative investment allocations are included in selected plans to achieve greater portfolio diversity intended to reduce the overall volatility risk of the plans.

Plan asset risks include longevity, inflation, and other changes in market conditions that could reduce the value of plan assets. Also, a decline in the yield of high quality corporate bonds may adversely affect discount rates resulting in an increase in DXC's pension and other post-retirement obligations. These risks, among others, could cause the plans' funded status to deteriorate, resulting in an increased reliance on Company contributions. Derivatives are permitted although their current use is limited within traditional funds and broadly allowed within alternative funds. Derivatives are used for inflation risk management and within the liability driven investing strategy. The Company also has investments in insurance contracts to pay plan benefits in certain countries.

Return on Assets

The Company consults with internal and external advisors regarding the expected long-term rate of return on assets. The Company uses various sources in its approach to compute the expected long-term rate of return of the major asset classes expected in each of the plans. DXC utilizes long-term, asset class return assumptions of typically 30 years, which are provided by external advisors. Consideration is also given to the extent active management is employed in each asset class and also to management expenses. A single expected long-term rate of return is calculated for each plan by assessing the plan's expected asset allocation strategy, the benefits of diversification therefrom, historical excess returns from actively managed traditional investments, expected long-term returns for alternative investments and expected investment expenses. The resulting composite rate of return is reviewed by internal and external parties for reasonableness.

Retirement Plan Discount Rate

The U.K. discount rate is based on the yield curve approach using the U.K. Aon Hewitt GBP Single Agency AA Corporates-Only Curve.

Defined Contribution Plans

The Company sponsors defined contribution plans for substantially all U.S. employees and certain foreign employees. For certain plans, the Company will match employee contributions. The plans allow employees to contribute a portion of their earnings in accordance with specified guidelines. During fiscal 2023, 2022 and 2021, the Company contributed $203 million, $226 million and $221 million, respectively, to its defined contribution plans. As of March 31, 2023, plan assets included 2,580,378 shares of the Company's common stock.

Deferred Compensation Plans

DXC sponsors two Deferred Compensation Plans, the "DXC Technology Company Deferred Compensation Plan" (the "DXC DCP"), and the Enterprise Services Executive Deferred Compensation Plan (the "ES DCP"). Both plans are non-qualified deferred compensation plans maintained for a select group of management, highly compensated employees and non-employee directors.

The DXC DCP covers eligible employees who participated in CSC's Deferred Compensation Plan prior to the HPES Merger. The ES DCP covers eligible employees who participated in the HPE Executive Deferred Compensation Plan prior to the HPES Merger. Both plans allow participating employees to defer the receipt of current compensation to a future distribution date or event above the amounts that may be deferred under DXC's tax-qualified 401(k) plan, the DXC Technology Matched Asset Plan. Neither plan provides for employer contributions. As of April 3, 2017, the ES DCP does not admit new participants.

Certain management and highly compensated employees are eligible to defer all, or a portion of, their regular salary that exceeds the limitation set forth in Internal Revenue Section 401(a)(17) and all or a portion of their incentive compensation. Non-employee directors are eligible to defer up to 100% of their cash compensation. The liability under the plan, which is included in other long-term liabilities in the Company's balance sheets, amounted to $29 million as of March 31, 2023 and $36 million as of March 31, 2022. The Company's expense under the Plan totaled $0 million and $2 million for fiscal 2023 and 2022 respectively.

Note 15 - Income Taxes

The sources of (loss) income from continuing operations, before income taxes, classified between domestic entities and those entities domiciled outside of the United States, are as follows:

	Fiscal Years Ended		
(in millions)	March 31, 2023	March 31, 2022	March 31, 2021
Domestic entities	$ (206)	$ (566)	$ 975
Entities outside the United States	(679)	1,707	(321)
Total	$ (885)	$ 1,141	$ 654

The income tax expense (benefit) on income (loss) from continuing operations is comprised of:

	Fiscal Years Ended		
(in millions)	March 31, 2023	March 31, 2022	March 31, 2021
Current:			
Federal	$ 96	$ (118)	$ 730
State	39	(17)	257
Foreign	155	285	216
	290	150	1,203
Deferred:			
Federal	(192)	9	(221)
State	(47)	(9)	(51)
Foreign	(370)	255	(131)
	(609)	255	(403)
Total income tax (benefit) expense	$ (319)	$ 405	$ 800

The current federal (benefit) and tax expense for fiscal years 2023, 2022, and 2021 includes a $(61) million, $(7) million and $(4) million transition tax benefit, respectively. The current expense (benefit) for fiscal years 2023, 2022 and 2021, includes interest and penalties of $1 million, $(3) million and $2 million, respectively, for uncertain tax positions.

In connection with the HPES Merger, the Company entered into a tax matters agreement with HPE. HPE generally will be responsible for tax liabilities arising prior to the HPES Merger, and DXC is liable to HPE for income tax receivables it receives related to pre-HPES Merger periods. Pursuant to the tax matters agreement, the Company recorded a $26 million tax indemnification receivable related to uncertain tax positions, a $53 million tax indemnification receivable related to other tax payables, and a $89 million tax indemnification payable related to other tax receivables.

In connection with the spin-off of the Company's former U.S. public sector business (the "USPS Separation"), the Company entered into a tax matters agreement with Perspecta Inc. (including its successors and permitted assigns, "Perspecta"). The Company generally will be responsible for tax liabilities arising prior to the USPS Separation, and Perspecta is liable to the Company for income tax receivables related to pre-spin-off periods. Income tax liabilities transferred to Perspecta primarily relate to pre-HPES Merger periods, for which the Company is indemnified by HPE pursuant to the tax matters agreement between the Company and HPE. The Company remains liable to HPE for tax receivables transferred to Perspecta related to pre-HPES Merger periods. Pursuant to the tax matters agreement, the Company recorded a $18 million tax indemnification receivable from Perspecta related to other tax payables and a $6 million tax indemnification payable to Perspecta related to income tax and other tax receivables.

In connection with the sale of the HPS business, the Company entered into a tax matters agreement with Dedalus. Pursuant to the tax matters agreement, the Company generally will be responsible for tax liabilities arising prior to the sale of the HPS business.

The major elements contributing to the difference between the U.S. federal statutory tax rate and the effective tax rate ("ETR") for continuing operations is below.

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
Statutory rate	(21.0)%	21.0 %	21.0 %
State income tax, net of federal tax	(1.4)	(6.9)	10.8
Foreign tax rate differential	(2.3)	151.1	(198.4)
Change in valuation allowances	(1.3)	(140.9)	239.3
Income tax and foreign tax credits	(8.0)	(15.2)	(48.7)
Change in uncertain tax positions	1.2	6.8	17.2
Withholding taxes	3.5	6.2	10.3
U.S. tax on foreign income	5.8	2.5	17.6
Excess tax benefits or expense for stock compensation	0.6	0.1	2.2
Capitalized transaction costs	0.2	0.2	0.5
Base erosion and transition taxes	(9.1)	6.6	(0.7)
Impact of business divestitures	(7.6)	3.0	52.6
Granite trust capital loss	—	—	(5.7)
Indemnification costs	1.2	—	—
Other items, net	2.2	1.0	4.3
Effective tax rate	(36.0)%	35.5 %	122.3 %

In fiscal 2023, the ETR was primarily impacted by:
- A reduction in base erosion and transition taxes, which increased income tax benefit and decreased the ETR by $81 million and 9.1%, respectively.
- Income tax and foreign tax credits, which increased income tax benefit and decreased the ETR by $71 million and 8.0%, respectively, offset by tax expense on U.S. international tax inclusions which decreased tax benefit and increased the ETR by $51 million and 5.8%, respectively.
- Non-taxable gains and losses on business divestitures, which increased income tax benefit and decreased the ETR by $67 million and 7.6%, respectively.

In fiscal 2022, the ETR was primarily impacted by:
- Income tax and foreign tax credits, which decreased income tax expense and decreased the ETR by $174 million and 15.2%, respectively.
- Changes in Luxembourg losses that increased the ETR by $1,609 million and 141.0%, respectively, with an offsetting decrease in the ETR due to a decrease in the valuation allowance of the same amount.
- Adjustments to uncertain tax positions that increased the overall income tax expense and the ETR by $78 million and 6.8%, respectively.

In fiscal 2021, the ETR was primarily impacted by:
- Impact of the HHS and other business divestitures, which increased tax expense and increased the ETR $344 million and 52.6%, respectively. The HHS tax gain increased tax expense and the ETR as the tax basis of assets sold, primarily goodwill, was lower than the book basis.
- Continued losses in countries where we are recording a valuation allowance on certain deferred tax assets, primarily in Belgium, Denmark, Italy, France, Luxembourg, and U.S., and an impairment of the full German deferred tax asset, which increased income tax expense and increased the ETR by $1,565 million and 239.3%, respectively.
- An increase in income tax and foreign tax credits, which decreased income tax expense and decreased the ETR by $319 million and 48.7%, respectively.

- Local losses on investments in Luxembourg that increased the foreign rate differential and decreased the ETR by $1,226 million and 187.5%, respectively, with an offsetting increase in the ETR due to an increase in the valuation allowance of the same amount.
- The Company recognized adjustments to uncertain tax positions that increased the overall income tax expense and the ETR by $112 million and 17.2%, respectively.

The deferred tax assets (liabilities) were as follows:

	As of	
(in millions)	March 31, 2023	March 31, 2022
Deferred tax assets		
Tax loss/credit carryforwards	2,327	2,360
Accrued interest	18	15
Operating lease liabilities	219	244
Contract accounting	135	132
Other assets	272	338
Total deferred tax assets	2,971	3,089
Valuation allowance	(2,064)	(2,133)
Net deferred tax assets	907	956
Deferred tax liabilities		
Depreciation and amortization	(98)	(430)
Operating right-of-use asset	(208)	(227)
Investment basis differences	(8)	(8)
Employee benefits	(103)	(426)
Other liabilities	(198)	(220)
Total deferred tax liabilities	(615)	(1,311)
Total net deferred tax assets (liabilities)	$ 292	$ (355)

Income tax related assets are included in the accompanying balance sheets as follows:

	As of	
(in millions)	March 31, 2023	March 31, 2022
Current:		
Income tax receivables and prepaid taxes	$ 60	$ 78
	$ 60	$ 78
Non-current:		
Income taxes receivable and prepaid taxes	$ 192	$ 130
Deferred tax assets	460	221
	$ 652	$ 351
Total	$ 712	$ 429

Income tax related liabilities are included in the accompanying balance sheet as follows:

(in millions)		As of		
		March 31, 2023		March 31, 2022
Current:				
Liability for uncertain tax positions	$	(1)	$	(34)
Income taxes payable		(119)		(163)
	$	(120)	$	(197)
Non-current:				
Deferred taxes		(168)		(576)
Income taxes payable		(16)		(39)
Liability for uncertain tax positions		(403)		(379)
	$	(587)	$	(994)
Total	$	(707)	$	(1,191)

Significant management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. As of each reporting date, management weighs new evidence, both positive and negative, that could affect its view of the future realization of its net deferred tax assets. Objective verifiable evidence, which is historical in nature, carries more weight than subjective evidence, which is forward looking in nature.

A valuation allowance has been recorded against deferred tax assets of approximately $2,064 million as of March 31, 2023, due to uncertainties related to the ability to utilize these assets. In assessing whether its deferred tax assets are realizable, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjusts the valuation allowance accordingly. The Company considers all available positive and negative evidence including future reversals of existing taxable temporary differences, taxable income in prior carryback years, projected future taxable income, tax planning strategies and recent financial operations.

The net decrease in the valuation allowance of $66 million in fiscal 2023 was primarily due to a currency translation adjustment of $55 million.

The following table provides information on the Company's various tax carryforwards:

(in millions)	As of March 31, 2023				As of March 31, 2022			
	Total	With No Expiration	With Expiration	Expiration Dates Through	Total	With No Expiration	With Expiration	Expiration Dates Through
Net operating loss carryforwards								
Federal	$ 70	$ 70	$ —	N/A	$ 88	$ 88	$ —	N/A
State	$ 463	$ 217	$ 246	2043	$ 589	$ 243	$ 346	2042
Foreign	$ 9,164	$ 5,370	$ 3,794	2040	$ 9,368	$ 5,635	$ 3,733	2039
Tax credit carryforwards								
Federal	$ 19	$ —	$ 19	2043	$ 5	$ —	$ 5	2042
State	$ 4	$ —	$ 4	2037	$ 5	$ 2	$ 3	2037
Foreign	$ —	$ —	$ —	N/A	$ —	$ —	$ —	N/A
Capital loss carryforwards								
Federal	$ 42	$ 42	$ —	N/A	$ 42	$ —	$ 42	2026
State	$ 46	$ 46	$ —	N/A	$ —	$ —	$ —	N/A
Foreign	$ 199	$ 199	$ —	N/A	$ 199	$ 199	$ —	N/A

The Company also has federal and state 163(j) interest deduction carryforward attributes of approximately $23 million and $770 million, respectively, that have no expiration.

The majority of our global unremitted foreign earnings have been taxed or would be exempt from U.S. tax upon repatriation. Such earnings and all current foreign earnings are not indefinitely reinvested. The following earnings are considered indefinitely reinvested: approximately $484 million that could be subject to U.S. federal tax when repatriated to the U.S. under section 1.245A-5(b) of the final Treasury regulations; and approximately $200 million of our accumulated earnings in India. A portion of these indefinitely reinvested earnings may be subject to foreign and U.S. state tax consequences when remitted. The Company will continue to evaluate its position in the future based on its future strategy and cash needs.

The Company accounts for income tax uncertainties in accordance with ASC 740 Income Taxes, which prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more likely than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more likely than not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740 also provides guidance on the accounting for and disclosure of liabilities for uncertain tax positions, interest and penalties.

In accordance with ASC 740, the Company's liability for uncertain tax positions was as follows:

(in millions)	Fiscal Years Ended	
	March 31, 2023	March 31, 2022
Tax	$ 399	$ 422
Interest	79	76
Penalties	18	20
Offset to receivable	(91)	(104)
Net of tax attributes	(1)	(1)
Total	$ 404	$ 413

The following table summarizes the activity related to the Company's uncertain tax positions (excluding interest and penalties and related tax attributes):

(in millions)	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
Balance at beginning of fiscal year	$ 422	$ 354	$ 253
Gross increases related to prior year tax positions	31	61	60
Gross decreases related to prior year tax positions	(17)	(16)	(30)
Gross increases related to current year tax positions	8	93	102
Settlements and statute of limitation expirations	(43)	(33)	(36)
Acquisitions and dispositions	—	(36)	6
Foreign exchange and others	(2)	(1)	(1)
Balance at end of fiscal year	$ 399	$ 422	$ 354

The Company's liability for uncertain tax positions at March 31, 2023, March 31, 2022, and March 31, 2021, includes $368 million, $393 million and $316 million, respectively, related to amounts that, if recognized, would affect the effective tax rate (excluding related interest and penalties). The increase related to prior year tax positions primarily relates to an increase in foreign tax credits. The change in settlements and statute of limitation expirations primarily relates to amounts agreed to with tax authorities.

The Company recognizes interest accrued related to uncertain tax positions and penalties as a component of income tax expense. During the year ended March 31, 2023, the Company had a net increase in interest expense of $3 million ($1 million net of tax) and a net decrease in accrued expense for penalties of $2 million and, as of March 31, 2023, recognized a liability for interest of $79 million ($61 million net of tax) and penalties of $18 million. During the year ended March 31, 2022, the Company had net decrease in interest expense of $1 million ($1 million net of tax) and net decrease in accrued expense for penalties of $2 million, and as of March 31, 2022, recognized a liability for interest of $76 million ($60 million net of tax) and penalties of $20 million. During the year ended March 31, 2021, the Company had a net increase in interest of $1 million ($(1) million net of tax) and a net increase in accrued expense for penalties of $1 million and as of March 31, 2021, recognized a liability for interest of $46 million ($39 million net of tax) and penalties of $22 million.

The Company is currently under examination in several tax jurisdictions. A summary of the tax years that remain subject to examination in certain of the Company's major tax jurisdictions are:

Jurisdiction:	Tax Years that Remain Subject to Examination (Fiscal Year Ending):
United States – Federal	2009 and forward
United States – Various States	2009 and forward
Canada	2010 and forward
France	2016 and forward
Germany	2010 and forward
India	2001 and forward
U. K.	2018 and forward

Tax Examinations

The Internal Revenue Service (the "IRS") has examined, or is examining, the Company's federal income tax returns for fiscal 2009 through the tax year ended October 31, 2018. With respect to CSC's fiscal 2009 through 2017 federal tax returns, the Company participated in settlement negotiations with the IRS Office of Appeals. The IRS examined several issues for these tax years that resulted in various audit adjustments. The Company and the IRS Office of Appeals have settled various audit adjustments, and we disagree with the IRS' disallowance of certain losses and deductions resulting from restructuring costs and tax planning strategies in previous years. As we believe we will ultimately prevail on the technical merits of the disagreed items and are challenging them in the U.S. Tax Court, these matters are not fully reserved and would result in incremental federal and state tax expense and cash tax payments of approximately $477 million (including estimated interest and penalties) for the unreserved portion of these items if we do not prevail. We have received notices of deficiency with respect to fiscal 2009, 2010, 2011 and 2013 and have timely filed petitions with the U.S. Tax Court. We do not expect the U.S. Tax Court matters to be resolved in the next 12 months.

The Company's fiscal years 2009, 2010, 2011 and 2013 are in the U.S. Tax Court, and consequently these years will remain open until such proceedings have concluded. The statute of limitations on assessments related to a refund claim for fiscal year 2012 is open through February 28, 2025. The Company has agreed to extend the statute of limitations for fiscal and tax return years 2014 through 2020 to September 30, 2024. The Company expects to reach resolution for fiscal and tax return years 2009 through 2020 no earlier than fiscal 2025.

The Company may settle certain other tax examinations for different amounts than the Company has accrued as uncertain tax positions. Consequently, the Company may need to accrue and ultimately pay additional amounts or pay lower amounts than previously estimated and accrued when positions are settled in the future. The Company believes the outcomes that are reasonably possible within the next 12 months to result in a reduction in its liability for uncertain tax positions, excluding interest, penalties, and tax carryforwards, would be approximately $16 million.

Note 16 - Stockholders' Equity

Description of Capital Stock

The Company has authorized share capital consisting of 750,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Each share of common stock is equal in all respects to every other share of common stock of the Company. Each share of common stock is entitled to one vote per share at each annual or special meeting of stockholders for the election of directors and upon any other matter coming before such meeting. Subject to all the rights of the preferred stock, dividends may be paid to holders of common stock as and when declared by the Board of Directors (the "Board").

The Company's charter requires that preferred stock must be all of one class but may be issued from time to time in one or more series, each of such series to have such full or limited voting powers, if any, and such designations, preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions as provided in a resolution adopted by the Board. Each share of preferred stock will rank on a parity with each other share of preferred stock, regardless of series, with respect to the payment of dividends at the respectively designated rates and with respect to the distribution of capital assets according to the amounts to which the shares of the respective series are entitled.

Share Repurchase Program

On April 3, 2017, DXC announced the establishment of a share repurchase program approved by the Board with an initial authorization of up to $2.0 billion for future repurchases of outstanding shares of DXC common stock. On November 8, 2018, DXC announced that its Board approved an incremental $2.0 billion share repurchase authorization. Under these approved share repurchase plans, on February 2, 2022, we announced our intention and subsequently completed the repurchase of $1.0 billion of our outstanding shares of common stock in the open market prior to the issuance of this Annual Report on Form 10-K.

On May 18, 2023, DXC announced that its Board approved an incremental $1.0 billion share repurchase authorization. Share repurchases may be made from time to time through various means, including in open market purchases, 10b5-1 plans, privately-negotiated transactions, accelerated stock repurchases, block trades and other transactions, in compliance with Rule 10b-18 under the Exchange Act of 1934, as amended, as well as, to the extent applicable, other federal and state securities laws and other legal requirements. The timing, volume, and nature of share repurchases pursuant to the share repurchase plan are at the discretion of management and may be suspended or discontinued at any time.

The shares repurchased are retired immediately and included in the category of authorized but unissued shares. The excess of purchase price over par value of the common shares is allocated between additional paid-in capital and retained earnings. There was no share repurchase activity during fiscal 2021. The details of shares repurchased during fiscal 2023 and 2022 are shown below:

Fiscal Year	Number of shares repurchased	Average Price Per Share	Amount (In millions)
2023			
Open market purchases	24,436,738	$27.78	$ 679
2023 Total	24,436,738	$27.78	$ 679
2022			
Open market purchases	18,818,934	$33.67	$ 634
2022 Total	18,818,934	$33.67	$ 634

Treasury Stock Transactions

In fiscal 2023, 2022 and 2021 the Company accepted 0, 4,614 and 4,050 shares of its common stock, respectively, in lieu of cash in connection with the exercise of stock options. In fiscal 2023, 2022 and 2021, the Company accepted 455,513, 415,438 and 305,269 shares of its common stock, respectively, in lieu of cash in connection with the tax withholdings associated with the release of common stock upon vesting of restricted stock and RSUs. As a result, the Company holds 3,333,592 treasury shares as of March 31, 2023.

Dividends

The Board has suspended the Company's cash dividend payment beginning in the first quarter of fiscal 2021 to preserve cash and enhance financial flexibility in the current environment. As of March 31, 2023 the Company does not intend to reinstate its quarterly cash dividends.

Accumulated Other Comprehensive Loss

The following table shows the changes in accumulated other comprehensive loss, net of taxes:

(in millions)	Foreign Currency Translation Adjustments	Cash Flow Hedges	Available-for-sale Securities	Pension and Other Post-retirement Benefit Plans	Accumulated Other Comprehensive Loss
Balance at March 31, 2020	$ (851)	$ (20)	$ 9	$ 259	$ (603)
Current-period other comprehensive income (loss)	297	14	(9)	—	302
Amounts reclassified from accumulated other comprehensive income (loss), net of taxes	—	5	—	(6)	(1)
Balance at March 31, 2021	$ (554)	$ (1)	$ —	$ 253	$ (302)
Current-period other comprehensive (loss) income	(11)	17	—	—	6
Amounts reclassified from accumulated other comprehensive (loss) income, net of taxes[1]	(86)	(6)	—	3	(89)
Balance at March 31, 2022	$ (651)	$ 10	$ —	$ 256	$ (385)
Current-period other comprehensive (loss) income	(334)	(6)	—	—	(340)
Amounts reclassified from accumulated other comprehensive loss, net of taxes	—	(11)	—	(38)	(49)
Balance at March 31, 2023	$ (985)	$ (7)	$ —	$ 218	$ (774)

---

[1] Includes net cumulative foreign currency translation losses of $86 million upon sale of foreign entities primarily related to the HPS business divestiture. See Note 2 – "Divestitures" for additional information.

Note 17 - Stock Incentive Plans

Equity Plans

The Compensation Committee of the Board has broad authority to grant awards and otherwise administer the DXC Employee Equity Plan. The plan became effective March 30, 2017 and will continue in effect for a period of 10 years thereafter, unless terminated earlier by the Board. The Board has the authority to amend the plan in such respects as it deems desirable, subject to approval of DXC's stockholders for material modifications.

Restricted stock units ("RSUs") represent the right to receive one share of DXC common stock upon a future settlement date, subject to vesting and other terms and conditions of the award, plus any dividend equivalents accrued during the award period. In general, if the employee's status as a full-time employee is terminated prior to the vesting of the RSU grant in full, then the RSU grant is automatically canceled on the termination date and any unvested shares and dividend equivalents are forfeited. Certain executives were awarded service-based "career share" RSUs for which the shares are settled over the 10 anniversaries following the executive's separation from service as a full-time employee, provided the executive complies with certain non-competition covenants during that period. The Company also grants PSUs, which generally vest over a period of three years. The number of PSUs that ultimately vest is dependent upon the Company's achievement of certain specified financial performance criteria over a 3-year period. If the specified performance criteria are met, awards are settled for shares of DXC common stock and dividend equivalents upon the filing with the SEC of the Annual Report on Form 10-K for the last fiscal year of the performance period. Certain PSU awards include the potential for up to 25% of the shares granted to be earned after the first and second fiscal years if certain of the Company's performance targets are met early, subject to vesting based on the participant's continued employment through the end of the three-year performance period.

Beginning in fiscal 2021, DXC issued awards that are considered to have a market condition. A Monte Carlo simulation model was used for the valuation of the grants. Settlement of shares for these PSU awards will be made at the end of the third fiscal year subject to certain compounded annual growth rates of the stock price and continued employment through the last day of the third fiscal year.

The terms of the DXC Director Equity Plan allow DXC to grant RSU awards to non-employee directors of DXC. Such RSU awards vest in full at the earlier of (i) the first anniversary of the grant date or (ii) the next annual meeting date, and are automatically redeemed for DXC common stock and dividend equivalents either at that time or, if an RSU deferral election form is submitted, upon the date or event elected by the director. Distributions made upon a director's separation from the Board may occur in either a lump sum or in annual installments over periods of 5, 10, or 15 years, per the director's election. In addition, RSUs vest in full upon a change in control of DXC.

The DXC Share Purchase Plan allows DXC's employees located in the U.K. to purchase shares of DXC's common stock at the fair market value of such shares on the applicable purchase date. There were 35,721 shares purchased under this plan during fiscal 2023.

The Board has reserved for issuance shares of DXC common stock, par value $0.01 per share, under each of the plans as detailed below:

	As of March 31, 2023	
	Reserved for issuance	Available for future grants
DXC Employee Equity Plan	51,200,000	29,094,643
DXC Director Equity Plan	745,000	295,551
DXC Share Purchase Plan	250,000	90,196
Total	52,195,000	29,480,390

The Company recognized share-based compensation expense for fiscal 2023, 2022 and 2021 as follows:

	Fiscal Years Ended		
(in millions)	March 31, 2023	March 31, 2022	March 31, 2021
Total share-based compensation cost	$ 108	$ 101	$ 56
Related income tax benefit	$ 18	$ 14	$ 6
Total intrinsic value of options exercised	$ 1	$ 8	$ 1
Tax benefits from exercised stock options and awards	$ 12	$ 17	$ 6

As of March 31, 2023, total unrecognized compensation expense related to unvested DXC RSUs, net of expected forfeitures was $141 million, respectively. The unrecognized compensation expense for unvested RSUs is expected to be recognized over a weighted-average period of 1.74 years.

Stock Options

The Company's stock options vest one-third annually on each of the first three anniversaries of the grant date. Stock options are generally granted for a term of ten years. Information concerning stock options granted under stock incentive plans was as follows:

	Number of Option Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value (in millions)
Outstanding as of March 31, 2020	1,869,815	$	29.92	4.27	$	—
Granted	—	$	—			
Exercised	(89,335)	$	16.01		$	1
Canceled/Forfeited	—	$	—			
Expired	(104,900)	$	33.53			
Outstanding as of March 31, 2021	1,675,580	$	30.43	3.61	$	8
Granted	—	$	—			
Exercised	(510,294)	$	23.27		$	8
Canceled/Forfeited	—	$	—			
Expired	(53,899)	$	35.57			
Outstanding as of March 31, 2022	1,111,387	$	33.47	3.01	$	5
Granted	—	$	—			
Exercised	(69,855)	$	20.03		$	1
Canceled/Forfeited	—	$	—			
Expired	(48,829)	$	44.10			
Outstanding as of March 31, 2023	992,703	$	33.89	2.20	$	—
Vested and expected to vest in the future as of March 31, 2023	992,703	$	33.89	2.20	$	—
Exercisable as of March 31, 2023	992,703	$	33.89	2.20	$	—

	As of March 31, 2023					
	Options Outstanding			Options Exercisable		
Range of Option Exercise Price	Number Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number Exercisable	Weighted Average Exercise Price
$9.60 - $24.47	74,095	$	21.62	1.15	74,095	$ 21.62
$25.14 - $41.92	497,056	$	27.19	1.91	497,056	$ 27.19
$42.59 - $53.41	421,552	$	43.95	2.72	421,552	$ 43.95
	992,703				992,703	

The cash received from stock options exercised during fiscal 2023, 2022 and 2021 was $1 million, $12 million and $1 million, respectively.

Restricted Stock

Information concerning RSUs and PSUs granted under the stock incentive plans was as follows:

	Number of Shares		Weighted Average Grant Date Fair Value
Outstanding as of March 31, 2020	4,174,476	$	55.45
Granted	8,026,810	$	20.92
Released/Issued	(1,249,681)	$	52.82
Canceled/Forfeited	(2,625,385)	$	35.16
Outstanding as of March 31, 2021	8,326,220	$	28.98
Granted	2,972,253	$	50.87
Released/Issued	(2,141,180)	$	34.12
Canceled/Forfeited	(1,680,167)	$	34.93
Outstanding as of March 31, 2022	7,477,126	$	35.89
Granted	3,404,395	$	38.08
Released/Issued	(2,252,627)	$	33.10
Canceled/Forfeited	(1,179,515)	$	36.34
Outstanding as of March 31, 2023	7,449,379	$	37.11

.

Non-employee Director Incentives

Information concerning RSUs granted to non-employee directors was as follows:

	Number of Shares		Weighted Average Grant Date Fair Value
Outstanding as of March 31, 2020	114,615	$	37.69
Granted	118,500	$	18.82
Released/Issued	(48,455)	$	26.90
Canceled/Forfeited	—	$	—
Outstanding as of March 31, 2021	184,660	$	28.42
Granted	74,300	$	35.18
Released/Issued	(102,238)	$	21.43
Canceled/Forfeited	—	$	—
Outstanding as of March 31, 2022	156,722	$	36.18
Granted	66,100	$	31.29
Released/Issued	(75,335)	$	32.62
Canceled/Forfeited	—	$	—
Outstanding as of March 31, 2023	147,487	$	35.80

Note 18 - Cash Flows

Cash payments for interest on indebtedness and income taxes and other select non-cash activities are as follows:

(in millions)		Fiscal Years Ended				
		March 31, 2023		March 31, 2022		March 31, 2021
Cash paid for:						
Interest	$	188	$	227	$	334
Taxes on income, net of refunds[1]	$	408	$	394	$	798
Non-cash activities:						
Operating:						
ROU assets obtained in exchange for lease, net[2]	$	227	$	279	$	530
Prepaid assets acquired under long-term financing	$	106	$	107	$	46
Investing:						
Capital expenditures in accounts payable and accrued expenses	$	5	$	9	$	341
Capital expenditures through finance lease obligations	$	102	$	233	$	348
Assets acquired under long-term financing	$	25	$	44	$	35
Decrease in deferred purchase price receivable	$	—	$	—	$	(52)
Contingent consideration	$	—	$	—	$	3
Financing:						
Shares repurchased but not settled in cash[3]	$	20	$	6	$	—

---

[1] Income tax refunds were $43 million, $54 million, and $70 million for fiscal 2023, 2022, and 2021, respectively.

[2] There were $1,142 million, $1,085 million, and $763 million in modifications and terminations in fiscal 2023, 2022, and 2021, respectively.

[3] On August 16, 2022, the U.S. government enacted the IRA into law. The IRA imposes a 1% excise tax on share repurchases completed after December 31, 2022. In our cash flow statement we reflect the excise tax as a financing activity relating to the repurchase of common stock.

Note 19 - Other Expense (Income), Net

The following table summarizes components of other expense (income), net:

(in millions)	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
Non-service cost components of net periodic pension expense (income)	$ 1,180	$ (1,066)	$ 110
Foreign currency (gain) loss	(15)	13	14
Gain on sale of assets	(90)	(88)	(6)
Other loss	9	60	(16)
Total	$ 1,084	$ (1,081)	$ 102

Other expense (income), net, was $1,084 million and $(1,081) million in fiscal 2023 and fiscal 2022, respectively, a change of $2,165 million compared to the prior fiscal year that was primarily due to:

- net periodic pension expense increased by $2,246 million primarily due to a $1,070 million mark-to-market pension loss in fiscal 2023 versus a $664 million gain in fiscal 2022, a $361 million settlement loss in fiscal 2023 related to the buy-out of a defined benefit pension plan in the U.K., and $131 million less pension income in fiscal 2023 due to changes in expected returns on assets and other actuarial assumptions. See Note 14 - "Pension and Other Benefit Plans" for additional information.
- a foreign currency gain of $15 million in fiscal 2023 versus a $13 million loss in fiscal 2022 primarily due to movements of exchange rates on our foreign currency denominated assets and liabilities, related hedges including forward contracts to manage our exposure to economic risk, and the cost of our hedging program.
- a $2 million increase in gains from sales of assets.
- a $51 million decrease in other losses, primarily due to a greater amount of impairment losses in the comparative period.

Note 20 - Segment and Geographic Information

DXC has a matrix form of organization and is managed in several different and overlapping groupings including services, industries and geographic regions. As a result, and in accordance with accounting standards, operating segments are organized by the type of services provided. DXC's chief operating decision maker ("CODM"), the chief executive officer, obtains, reviews, and manages the Company's financial performance based on these segments. The CODM uses these results, in part, to evaluate the performance of, and allocate resources to, each of the segments.

Global Business Services

GBS provides innovative technology solutions that help our customers address key business challenges and accelerate transformations tailored to each customer's industry and specific objectives. GBS offerings include:

- *Analytics and Engineering*. Our portfolio of analytics services and extensive partner ecosystem help customers gain rapid insights, automate operations, and accelerate their transformation journeys. We provide software engineering, consulting, and data analytics solutions that enable businesses to run and manage their mission-critical functions, transform their operations, and develop new ways of doing business.
- *Applications.* We help simplify, modernize, and accelerate mission-critical applications that support business agility and growth through our Applications services. We are the engineers that enable our customers to take advantage of the latest digital platforms with both customized and pre-packaged applications, ensure resiliency, launch new products and enter new markets with minimal disruption. We help customers define, execute and manage their enterprise applications strategy.
- *Insurance Software and Business Process Services*. We partner with insurance clients, to modernize and run IT systems, provide proprietary modular insurance software and platforms, and operate the full spectrum of insurance business process services. We also help operate and continuously improve bank cards, payment and lending processes and operations, and customer experience operations.

Global Infrastructure Services

GIS provides a portfolio of technology offerings that deliver predictable outcomes and measurable results while reducing business risk and operational costs for customers. GIS offerings include:

- *Security.* Our Security services help customers assess risk and proactively address all facets of the security environment, from threat intelligence to compliance. We leverage proven methodologies, intelligent automation and industry-leading partners to tailor security solutions to customers' unique business needs. Our experts weave cyber resilience into IT security, operations and culture. Whether migrating to the cloud, protecting data with a Zero Trust strategy or managing a security operations center, our Security services enable our customers to focus on their business.
- *Cloud Infrastructure and IT Outsourcing ("ITO").* We enable customers to do Cloud Right™, making the right investments at the right time and on the right platforms. We orchestrate hybrid cloud and multicloud environments, ensuring private and public clouds, servers and mainframes operate effectively together. We provide companies with tailored plans for cloud migration and optimization to enable successful transformation. We leverage our deep expertise in legacy IT and drive innovation with reliable, secure, mission-critical IT Outsourcing services – from compute and data center, to storage and backup, to network, to mainframe and to business continuity – providing a clear path to modernization.
- *Modern Workplace.* Our Modern Workplace services put the employee experience first, helping them achieve new levels of productivity, engagement and collaboration while working seamlessly and securely on any device. Organizations are empowered to deliver a consumer-like experience, centralize IT management and support services, and improve the total cost of ownership.

Segment Measures

The following table summarizes operating results regularly provided to the CODM by reportable segment and a reconciliation to the financial statements:

(in millions)	GBS	GIS	Total Reportable Segments	All Other	Totals
Fiscal Year Ended March 31, 2023					
Revenues	$ 6,960	$ 7,470	$ 14,430	$ —	$ 14,430
Segment Profit	$ 912	$ 507	$ 1,419	$ (262)	$ 1,157
Depreciation and amortization [(1)]	$ 165	$ 853	$ 1,018	$ 99	$ 1,117
Fiscal Year Ended March 31, 2022					
Revenues	$ 7,598	$ 8,667	$ 16,265	$ —	$ 16,265
Segment Profit	$ 1,160	$ 475	$ 1,635	$ (260)	$ 1,375
Depreciation and amortization [(1)]	$ 180	$ 991	$ 1,171	$ 112	$ 1,283
Fiscal Year Ended March 31, 2021					
Revenues	$ 8,336	$ 9,393	$ 17,729	$ —	$ 17,729
Segment Profit	$ 1,120	$ 245	$ 1,365	$ (263)	$ 1,102
Depreciation and amortization [(1)]	$ 212	$ 1,122	$ 1,334	$ 106	$ 1,440

[(1)] Depreciation and amortization as presented excludes amortization of acquired intangible assets of $402 million, $434 million, and $530 million for fiscal 2023, 2022, and 2021, respectively.

Reconciliation of Reportable Segment Profit to Consolidation

The Company's management uses segment profit as the measure for assessing performance of its segments. Segment profit is defined as segment revenues less cost of services, segment selling, general and administrative, depreciation and amortization, and other income (excluding the movement in foreign currency exchange rates on DXC's foreign currency denominated assets and liabilities and the related economic hedges). The Company does not allocate to its segments certain operating expenses managed at the corporate level. These unallocated costs generally include certain corporate function costs, stock-based compensation expense, pension and OPEB actuarial and settlement gains and losses, restructuring costs, transaction, separation, and integration-related costs and amortization of acquired intangible assets.

	Fiscal Years Ended		
(in millions)	March 31, 2023	March 31, 2022	March 31, 2021
Total profit for reportable segments	$ 1,419	$ 1,635	$ 1,365
All other loss	(262)	(260)	(263)
Subtotal	$ 1,157	$ 1,375	$ 1,102
Interest income	135	65	98
Interest expense	(200)	(204)	(361)
Restructuring costs	(216)	(318)	(551)
Transaction, separation and integration-related costs	(16)	(26)	(358)
Amortization of acquired intangibles	(402)	(434)	(530)
Merger related indemnification	(46)	—	—
SEC matter	(8)	—	—
Gains on dispositions	190	341	2,004
Arbitration loss	(29)	—	—
Impairment losses	(19)	(31)	(190)
Debt extinguishment cost	—	(311)	(41)
Pension and OPEB actuarial and settlement (losses) gains	(1,431)	684	(519)
(Loss) income before income taxes	$ (885)	$ 1,141	$ 654

Management does not use total assets by segment to evaluate segment performance or allocate resources. As a result, assets are not tracked by segment and therefore, total assets by segment are not disclosed.

Geographic Information

See Note 12 - "Revenue" for the Company's revenue by geography. Property and equipment, net, which is based on the physical location of the assets, was as follows:

	As of	
(in millions)	March 31, 2023	March 31, 2022
United States	$ 788	$ 975
United Kingdom	362	415
Australia	94	120
Other Europe	357	460
Other International	378	442
Total Property and Equipment, net	$ 1,979	$ 2,412

No single customer exceeded 10% of the Company's revenues during fiscal 2023, fiscal 2022 or fiscal 2021.

Note 21 - Commitments and Contingencies

Commitments

The Company signed long-term purchase agreements with certain software, hardware, telecommunication and other service providers to obtain favorable pricing and terms for services and products that are necessary for the operations of business activities. Under the terms of these agreements, the Company is contractually committed to purchase specified minimum amounts within defined time periods. If the Company does not meet the specified minimums, the Company would have an obligation to pay the service provider all, or a portion, of the shortfall. Minimum purchase commitments as of March 31, 2023 were as follows:

Fiscal year (in millions)	Minimum Purchase Commitment
2024	$ 460
2025	246
2026	230
2027	9
Total	$ 945

In the normal course of business, the Company may provide certain customers with financial performance guarantees, and at times performance letters of credit or surety bonds. In general, the Company would only be liable for the amounts of these guarantees in the event that non-performance by the Company permits termination of the related contract by the Company's customer. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse effect on its consolidated results of operations or financial position.

The Company also uses stand-by letters of credit, in lieu of cash, to support various risk management insurance policies. These letters of credit represent a contingent liability and the Company would only be liable if it defaults on its payment obligations on these policies.

The following table summarizes the expiration of the Company's financial guarantees and stand-by letters of credit outstanding as of March 31, 2023:

(in millions)	Fiscal 2024	Fiscal 2025	Fiscal 2026 and Thereafter	Totals
Surety bonds	$ 88	$ 5	$ 43	$ 136
Letters of credit	89	29	615	733
Stand-by letters of credit	78	—	8	86
Totals	$ 255	$ 34	$ 666	$ 955

The Company generally indemnifies licensees of its proprietary software products against claims brought by third parties alleging infringement of their intellectual property rights, including rights in patents (with or without geographic limitations), copyrights, trademarks and trade secrets. DXC's indemnification of its licensees relates to costs arising from court awards, negotiated settlements, and the related legal and internal costs of those licensees. The Company maintains the right, at its own cost, to modify or replace software in order to eliminate any infringement. The Company has not incurred any significant costs related to licensee software indemnification.

Contingencies

Forsyth, et al. v. HP Inc. and Hewlett Packard Enterprise: On August 18, 2016, this purported class and collective action was filed in the U.S. District Court for the Northern District of California, against HP and HPE alleging violations of the Federal Age Discrimination in Employment Act ("ADEA") and California state law, in connection with workforce reductions that occurred in or after August 2012 in California, and in or after as early as December 2014 in other U.S. locations. Former business units of HPE now owned by the Company and former business units of the Company now owned by Peraton (formerly Perspecta), may be proportionately liable for any recovery by plaintiffs in this matter.

In December 2020, Plaintiffs filed a motion for preliminary certification of the collective action, which Defendants opposed. In April 2021, the court granted Plaintiffs' motion for preliminary certification and lifted the previously imposed stay of the action. In November 2021, notice was sent to putative members of the ADEA collectives regarding participation in the case. In February 2022, the notice period closed. The case is currently stayed.

Securities Litigation: Previously disclosed securities litigation matters have been dismissed, with one case remaining, in the Superior Court of the State of California.

On August 20, 2019, a purported class action lawsuit was filed in the Superior Court of the State of California, County of Santa Clara, against the Company, directors of the Company, and a former officer of the Company, among other defendants. The action asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933, as amended, and is premised on allegedly false and/or misleading statements, and alleged non-disclosure of material facts, regarding the Company's prospects and expected performance. The putative class of plaintiffs includes all persons who acquired shares of the Company's common stock pursuant to the offering documents filed with the Securities and Exchange Commission in connection with the April 2017 transaction that formed DXC.

The State of California action had been stayed pending the outcome of the substantially similar federal action filed in the United States District Court for the Northern District of California. The federal action was dismissed with prejudice in December 2021. Thereafter, the state court lifted the stay and entered an order permitting additional briefing by the parties. In March 2022, Plaintiffs filed an amended complaint, which the Company moved to dismiss. In August 2022, the Court granted the Company's motion to dismiss, but permitted Plaintiffs to amend and refile their complaint. In September 2022, Plaintiffs filed a second amended complaint, which the Company moved to dismiss. In January 2023, the Court issued an order denying the Company's motion to dismiss the second amended complaint. In March 2023, the Court entered a scheduling order setting a trial date for September 2025. The case is now in discovery.

The Company believes that the final remaining lawsuit described above is also without merit, and intends to vigorously defend it.

Tax Examinations: The Company is under IRS examination in the U.S. on its federal income tax returns for certain fiscal years and is in disagreement with the IRS on certain tax positions, which are currently being contested in the U.S. Tax Court. For more detail, see Note 15 - "Income Taxes" for further information.

SEC Matter: In December 2019, the Company received a request for voluntary production of information in connection with an informal investigation by the U.S. Securities and Exchange Commission. The primary focus of the investigation was the Company's historical reporting related to its non-GAAP adjustment for "transaction, separation, and integration-related costs," including whether the disclosure the Company previously used to describe the non-GAAP adjustment was sufficiently broad to cover certain expenses the Company included as transaction, separation, and integration-related costs. The non-GAAP costs at issue primarily consisted of expenses associated with the business combination that formed DXC in 2017. The Company cooperated fully with the SEC's informal investigation, and the new management team appointed beginning in September of 2019 proactively clarified and expanded the disclosure of the Company's non-GAAP transaction, separation, and integration-related costs. In addition, the new management team significantly reduced the transaction, separation, and integration-related costs.

In September 2022, the Company accrued $8 million, representing its estimate of the settlement costs based on its discussions with the SEC at that time. In March 2023, the Company entered into an Offer of Settlement with the SEC and a Cease-and-Desist Order was entered. The Company agreed to pay a civil penalty of $8 million and to implement certain remedial measures related to the Company's non-GAAP policies and procedures within 120 days. The Company has paid the civil penalty and intends to fully implement the remedial measures within the time provided. This matter is otherwise closed.

OFAC Matter: In August 2022, the Company submitted an initial notification of voluntary self-disclosure to the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC") regarding potential violations of U.S. sanctions on Russia. The self-disclosure pertains to the Company's sale of Luxoft's Russia business to IBS Holding LLC in April 2022, as part of the Company's exit from the Russian market following Russia's invasion of Ukraine. The Company has also submitted an initial notification of voluntary self-disclosure to the U.S. Department of Commerce, Bureau of Industry and Security ("BIS") regarding potential export control violations in connection with its exit from the Russian market. The Company's review of potential sanctions violations is ongoing, and the Company may make further disclosures to relevant agencies as its review continues.

In addition to the matters noted above, the Company is currently subject in the normal course of business to various claims and contingencies arising from, among other things, disputes with customers, vendors, employees, contract counterparties and other parties, as well as securities matters, environmental matters, matters concerning the licensing and use of intellectual property, and inquiries and investigations by regulatory authorities and government agencies. Some of these disputes involve or may involve litigation. The financial statements reflect the treatment of claims and contingencies based on management's view of the expected outcome. DXC consults with outside legal counsel on issues related to litigation and regulatory compliance and seeks input from other experts and advisors with respect to matters in the ordinary course of business. Although the outcome of these and other matters cannot be predicted with certainty, and the impact of the final resolution of these and other matters on the Company's results of operations in a particular subsequent reporting period could be material and adverse, management does not believe based on information currently available to the Company, that the resolution of any of the matters currently pending against the Company will have a material adverse effect on the financial position of the Company or the ability of the Company to meet its financial obligations as they become due. Unless otherwise noted, the Company is unable to determine at this time a reasonable estimate of a possible loss or range of losses associated with the foregoing disclosed contingent matters.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report to ensure that information required to be disclosed by us in the SEC reports (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that DXC's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Our internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP and that receipts and expenditures of DXC are being made only in accordance with authorization of management and the directors of DXC; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria and framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2023.

The effectiveness of DXC's internal control over financial reporting as of March 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, which is contained in this Annual Report.

Changes in Internal Controls Over Financial Reporting

During the quarter ended March 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
DXC Technology Company
Ashburn, Virginia

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DXC Technology Company and subsidiaries (the "Company") as of March 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2023, of the Company and our report dated May 18, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

McLean, Virginia
May 18, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and is incorporated herein by reference to the definitive proxy statement with respect to our 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"), which we will file with the Securities and exchange Commission no later than 120 days after the end of the fiscal year covered by this Annual Report.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information relating to our executive officers appears in Part I, Item I of this Annual Report on Form 10-K under the heading "Information About Our Executive Officers."

Other information required by this item will appear under the headings "Proposal 1-Election of Directors," "Delinquent Section 16(a) Reports", "Corporate Governance," and "Additional Information-Business for 2023 Annual Meeting" in our 2023 Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after March 31, 2023, and such information is incorporated herein by reference.

We have a written Code of Conduct that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and every other officer and employee of DXC. Our Code of Conduct is available on our website, *www.dxc.technology,* under the heading Leadership and Governance. If any amendment to, or a waiver from, a provision of the Code of Conduct is made, we intend to disclose such information on our website within four business days.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item will appear in our 2023 Proxy Statement under the headings "Executive Compensation" and "Corporate Governance" and are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table gives information about our common stock that may be issued under our equity compensation plans as of March 31, 2023. See Note 17 - "Stock Incentive Plans" of the consolidated financial statements included herein for information regarding the material features of these plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,589,569	3.92	29,390,194
Equity compensation plans not approved by security holders	—	—	—
Total	8,589,569	3.92	29,390,194

Other information required by this Item will appear in the 2023 Proxy Statement under the heading "Security Ownership," which section is incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item will appear in our 2023 Proxy Statement under the headings "Corporate Governance" and "Certain Relationships and Related Party Transactions" and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item will appear in our 2023 Proxy Statement under the heading "Proposal 2: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2024" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) Consolidated Financial Statements

The financial statements are included under Item 8 of this Annual Report on Form 10-K. See the index on page 58.

(2) Exhibits

The following exhibits are filed herewith unless otherwise indicated.

Exhibit Number	Description of Exhibit
2.1	Purchase Agreement, dated March 9, 2020, by and between Milano Acquisition Corp and DXC Technology Company (incorporated by reference to Exhibit 2.1 to DXC Technology Company's Current Report on Form 8-K (filed March 12, 2020) (file no. 001-38033))
2.2	Agreement and Plan of Merger, dated as of May 24, 2016, by and among Computer Sciences Corporation, Hewlett Packard Enterprise Company, Everett SpinCo, Inc. (now known as DXC Technology Company) and Everett Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Hewlett Packard Enterprise Company's Current Report on Form 8-K (filed May 26, 2016) (file no. 001-37483))
2.3	First Amendment to Agreement and Plan of Merger, dated as of November 2, 2016, by and among Computer Sciences Corporation, Hewlett Packard Enterprise Company, Everett SpinCo, Inc. (now known as DXC Technology Company), New Everett Merger Sub Inc. and Everett Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Hewlett Packard Enterprise Company's Current Report on Form 8-K (filed November 2, 2016) (file no. 001-37483))
2.4	Second Amendment to Agreement and Plan of Merger, dated as of December 6, 2016, by and among Hewlett Packard Enterprise Company, Computer Sciences Corporation, Everett SpinCo, Inc. (now known as DXC Technology Company), Everett Merger Sub Inc. and New Everett Merger Sub Inc. (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Form 10 of Everett SpinCo, Inc. (filed December 7, 2016) (file no. 000-55712))
2.5	Separation and Distribution Agreement, dated May 24, 2016, between Hewlett Packard Enterprise Company and Everett SpinCo, Inc. (now known as DXC Technology Company) (incorporated by reference to Exhibit 2.2 to Hewlett Packard Enterprise Company's Current Report on Form 8-K (filed May 26, 2016) (file no. 001-37483))
2.6	First Amendment to the Separation and Distribution Agreement, dated November 2, 2016, by and between Hewlett Packard Enterprise Company and Everett SpinCo, Inc. (now known as DXC Technology Company) (incorporated by reference to Exhibit 2.2 to Hewlett Packard Enterprise Company's Current Report on Form 8-K (filed November 2, 2016) (file no. 001-37483))
2.7	Second Amendment to the Separation and Distribution Agreement, dated December 6, 2016, by and between Hewlett Packard Enterprise Company and Everett SpinCo, Inc. (now known as DXC Technology Company)(incorporated by reference to Exhibit 2.6 to Everett SpinCo, Inc.'s Amendment No. 1 to Form 10 (filed December 7, 2016) (file no. 000-55712))
2.8	Third Amendment to the Separation and Distribution Agreement, dated January 27, 2017, by and between Hewlett Packard Enterprise Company and Everett SpinCo, Inc. (now known as DXC Technology Company) (incorporated by reference to Exhibit 2.7 to Everett SpinCo Inc.'s Form 10 (filed February 14, 2017) (file no. 000-55712))
2.9	Fourth Amendment to the Separation and Distribution Agreement, dated March 31, 2017, by and between Hewlett Packard Enterprise Company and Everett SpinCo, Inc. (now known as DXC Technology Company) (incorporated by reference to Exhibit 2.6 to DXC Technology Company's Current Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))
2.10	Employee Matters Agreement, dated as of March 31, 2017, by and among the Computer Sciences Corporation, Hewlett Packard Enterprise Company and Everett SpinCo, Inc. (now known as DXC Technology Company) (incorporated by reference to Exhibit 2.1 to DXC Technology Company's Current Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))
2.11	Tax Matters Agreement, dated as of March 31, 2017, by and among the Computer Sciences Corporation, Hewlett Packard Enterprise Company and Everett SpinCo, Inc. (now known as DXC Technology Company) (incorporated by reference to Exhibit 2.2 to DXC Technology Company's Current Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))
2.12	Intellectual Property Matters Agreement, dated as of March 31, 2017, by and among Hewlett Packard Enterprise Company, Hewlett Packard Enterprise Development LP and Everett SpinCo, Inc. (now known as DXC Technology Company) (incorporated by reference to Exhibit 2.3 to DXC Technology Company's Current Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))
2.13	Transition Services Agreement, dated as of March 31, 2017, by and between Hewlett Packard Enterprise Company and Everett SpinCo, Inc. (now known as DXC Technology Company) (incorporated by reference to Exhibit 2.4 to DXC Technology Company's Current Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))
2.14	Real Estate Matters Agreement, dated as of March 31, 2017, by and between Hewlett Packard Enterprise Company and Everett SpinCo, Inc. (now known as DXC Technology Company) (incorporated by reference to Exhibit 2.5 to DXC Technology Company's Current Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))

2.15	Agreement and Plan of Merger, dated as of October 11, 2017 by and among DXC Technology Company, Ultra SCInc., Ultra First VMS Inc., Ultra Second VMS LLC, Ultra KMS Inc., Vencore Holding Corp., KGS Holding Corp.,The SI Organization Holdings LLC and KGS Holding LLC (incorporated by reference to Exhibit 2.1 to DXC Technology Company's Current Report on Form 8-K (filed October 13, 2017) (file no. 001-38033))
2.16	Separation and Distribution Agreement dated as of May 31, 2018, by and between DXC Technology Company and Perspecta Inc. (incorporated by reference to Exhibit 2.1 to DXC Technology Company's Current Report on Form 8-K (filed June 6, 2018) (file no. 001-38033))
2.17	Employee Matters Agreement dated as of May 31, 2018, by and between DXC Technology Company and Perspecta Inc. (incorporated by reference to Exhibit 2.2 to DXC Technology Company's Current Report on Form 8-K (filed June 6, 2018) (file no. 001-38033))
2.18	Tax Matters Agreement dated as of May 31, 2018, by and between DXC Technology Company and Perspecta Inc. (incorporated by reference to Exhibit 2.3 to DXC Technology Company's Current Report on Form 8-K (filed June 6, 2018) (file no. 001-38033))
2.19	Intellectual Property Matters Agreement dated as of May 31, 2018, by and between DXC Technology Company and Perspecta Inc. (incorporated by reference to Exhibit 2.4 to DXC Technology Company's Current Report on Form 8-K (filed June 6, 2018) (file no. 001-38033))
2.20	Transition Services Agreement dated as of May 31, 2018, by and between DXC Technology Company and Perspecta Inc. (incorporated by reference to Exhibit 2.5 to DXC Technology Company's Current Report on Form 8-K (filed June 6, 2018) (file no. 001-38033))
2.21	Real Estate Matters Agreement dated as of May 31, 2018, by and between DXC Technology Company and Perspecta Inc. (incorporated by reference to Exhibit 2.6 to DXC Technology Company's Current Report on Form 8-K (filed June 6, 2018) (file no. 001-38033))
2.22	Non-U.S. Agency Agreement dated as of May 31, 2018, by and between DXC Technology Company and Perspecta Inc. (incorporated by reference to Exhibit 2.7 to DXC Technology Company's Current Report on Form 8-K (filed June 6, 2018) (file no. 001-38033))
2.23	Merger Agreement, dated January 6, 2019, by and among DXC Technology Company, Luna Equities, Inc. and Luxoft Holding, Inc (incorporated by reference to Exhibit 99.1 to Luxoft Holding, Inc's Report of Foreign Private Issuer on Form 6-K (filed January 7, 2019) (file no. 001-35976))
3.1	Articles of Incorporation of DXC Technology Company, as filed with the Secretary of State of the State of Nevada on March 31, 2017 (incorporated by reference to Exhibit 3.3 to DXC Technology Company's Current Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))
3.2	Amended and Restated Bylaws of DXC Technology Company, effective November 3, 2022 (incorporated by reference to Exhibit 3.2 to DXC Technology Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (filed November 4, 2022) (file no. 001-38033))
4.1	Base Indenture, dated as of March 27, 2017, between Everett SpinCo, Inc. (now known as DXC Technology Company) and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to DXC Technology Company's Form 8-K (filed March 27, 2017) (file no. 001-38033))
4.2	Seventh Supplemental Indenture, dated September 26, 2018, among DXC Technology Company, U.S. Bank National Association, as trustee, and Elavon Financial Services DAC, UK Branch, as paying agent (incorporated by reference to Exhibit 4.1 to DXC Technology Company's Current Report on Form 8-K (filed September 26, 2018) (file no. 001-38033))
4.3	Form of DXC Technology Company's 1.750% Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 to DXC Technology Company's Current Report on Form 8-K (filed September 26, 2018) (file no. 001-38033))
4.4	Ninth Supplemental Indenture, dated September 9, 2021, between DXC Technology Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 to DXC Technology Company's Form 8-K (September 9, 2021) (file no. 001-38033))
4.5	Form of DXC Technology Company's 1.800% Senior Notes due 2026 (incorporated by reference to Exhibit 4.4 to DXC Technology Company's Form 8-K (September 9, 2021) (file no. 001-38033))
4.6	Form of DXC Technology Company's 2.375% Senior Notes due 2028 (incorporated by reference to Exhibit 4.4 to DXC Technology Company's Form 8-K (September 9, 2021) (file no. 001-38033))
4.7	Indenture, dated September 9, 2021, by and among DXC Capital Funding DAC, as issuer, DXC Technology Company and DXC Luxembourg International S.à r.l., as guarantors, U.S. Bank National Association, as trustee, and Elavon Financial Services DAC, as paying agent (incorporated by reference to Exhibit 4.1 to DXC Technology Company's Form 8-K (September 9, 2021) (file no. 001-38033))
4.8	First Supplemental Indenture, dated September 26, 2022, by and among DXC Capital Funding DAC, as issuer, and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, transfer agent and registrar (incorporated by reference to Exhibit 4.1 to DXC Technology Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (filed November 4, 2022) (file no. 001-38033))
4.9	Form of DXC Capital Funding DAC's 0.450% Senior Notes due 2027 (incorporated by reference to Exhibit 4.1 to DXC Technology Company's Form 8-K (September 9, 2021) (file no. 001-38033))
4.10	Form of DXC Capital Funding DAC's 0.950% Senior Notes due 2031 (incorporated by reference to Exhibit 4.1 to DXC Technology Company's Form 8-K (September 9, 2021) (file no. 001-38033))
4.11	Description of Securities (incorporated by reference to Exhibit 4.10 to DXC Technology Company's Annual Report on Form 10-K (filed May 26, 2022) (file no. 001-38033))

10.1	Revolving Credit Agreement dated November 1, 2021 among DXC Technology Company, the financial institutions listed therein and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (filed November 4, 2021) (file no. 001-38033))
10.2	Term Loan Credit Agreement dated September 1, 2022, by and between DXC Technology Company, the financial institutions listed therein, and Mizuho Bank, Ltd., as administrative agent (incorporated by reference to Exhibit 10.2 to DXC Technology Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (filed November 4, 2022) (file no. 001-38033))
10.3	Amendment No. 1 dated as of February 17, 2023, to the Term Loan Credit Agreement between DXC Technology Company, the financial institutions listed therein, and Mizuho Bank, Ltd., as administrative agent (filed herewith)
10.4	Dealer Agreement, dated July 24, 2015, by and between CSC Capital Funding Limited, as issuer, Computer Sciences Corporation, as guarantor, Citibank International Limited, as arranger, and the financial institutions listed therein, as dealers (incorporated by reference to Exhibit 99.1 to Computer Sciences Corporation's Current Report on Form 8-K (filed July 28, 2015) (file no.001-04850))
10.5	Amendment No. 1 dated April 3, 2017, to the Dealer Agreement, dated July 24, 2015, by and between DXC Capital Funding Limited, as Issuer, DXC Technology Company, as Guarantor, Citibank Europe PLC, UK Branch, as Arranger, and the financial institutions listed therein, as Dealers (incorporated by reference to Exhibit 10.23 to DXC Technology Company's Annual Report on Form 10-K (filed May 29, 2018) (file no. 001-38033))
10.6	Purchase and Sale Agreement dated as of December 21, 2016, among Computer Sciences Corporation, as Contributing Originator and Servicer, Alliance-One Services, Inc., CSC Agility Platform, Inc., CSC Consulting, Inc., CSC Cybertek Corporation, Mynd Corporation and PDA Software Services LLC, as Originators, and CSC Receivables LLC, as Buyer (incorporated by reference to Exhibit 10.1 to Computer Sciences Corporation 's Current Report on Form 8-K (filed December 23, 2016) (file no. 001-04850))
10.7	First Amendment to the Purchase and Sale Agreement dated as of August 22, 2018, among Computer Sciences Corporation, as Contributing Originator and Servicer, Alliance-One Services, Inc., CSC Agility Platform, Inc., CSC Consulting, Inc., CSC Cybertek Corporation, Mynd Corporation, DXC Technology Services LLC and PDA Software Services LLC, as Originators, and CSC Receivables LLC, as Buyer (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Current Report on Form 8-K (filed August 27, 2018) (file no. 001-38033))
10.8	Second Amendment to the Purchase and Sale Agreement dated as of September 24, 2018, among Computer Sciences Corporation, as Exiting Originator and Exiting Servicer, Alliance-One Services, Inc., CSC Agility Platform, Inc., CSC Consulting, Inc., CSC Cybertek Corporation, Mynd Corporation and PDA Software Services LLC, as Exiting Originators, DXC Technology Services LLC, as Originator, DXC Technology Company, as Servicer, and DXC Receivables LLC (f/k/a CSC Receivables LLC), as Buyer (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Current Report on Form 8-K (filed September 27, 2018) (file no. 001-38033))
10.9	Third Amendment to the Purchase and Sale Agreement dated as of August 21, 2019, among DXC Technology Company, as Servicer, DXC Technology Services LLC, as Existing Originator, Alliance-One Services, Inc., Computer Sciences Corporation, CSC Consulting, Inc., CSC Cybertek Corporation, Mynd Corporation, and PDA Software Services LLC, as New Originators, and DXC Receivables LLC (f/k/a CSC Receivables LLC), as Buyer (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q (filed November 12, 2019) (file no. 001-38033))
10.10	Fourth Amendment to the Purchase and Sale Agreement dated as of November 22, 2019, among DXC Technology Company, as Servicer, DXC Technology Services LLC, Alliance-One Services, Inc., Computer Sciences Corporation, CSC Consulting, Inc., CSC Cybertek Corporation, Mynd Corporation, and PDA Software Services LLC, as Existing Originators; CSC Puerto Rico LLC, CSC Covansys Corporation and Tribridge Holdings, LLC, as New Originators; and DXC Receivables LLC (f/k/a CSC Receivables LLC), as Buyer (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q (filed February 7, 2020) (file no. 001-38033))
10.11	Fifth Amendment to the Purchase and Sale Agreement dated as of May 29, 2020, among DXC Technology Company, as Servicer, DXC MS LLC as exiting Originator, DXC Receivables LLC (f/k/a CSC Receivables LLC), as Buyer and the various parties listed as remaining Originators (incorporated by reference to Exhibit 10.2 to DXC Technology Company's Quarterly Report on Form 10-Q (filed August 7, 2020) (file no. 001-38033))
10.12	Sixth Amendment to the Purchase and Sale Agreement dated as of August 10, 2020, among DXC Technology Company, as Servicer, PDA Software Services LLC as exiting Originator, DXC Receivables LLC (f/k/a CSC Receivables LLC), as Buyer and the various parties listed as remaining Originators (incorporated by reference to Exhibit 10.2 to DXC Technology Company's Quarterly Report on Form 10-Q (filed November 6, 2020) (file no. 001-38033))
10.13	Seventh Amendment to the Purchase and Sale Agreement dated as of July 29, 2022, among DXC Technology Company, as Servicer, DXC Receivables LLC (f/k/a CSC Receivables LLC), as Buyer, and the various parties listed as Originators (incorporated by reference to Exhibit 10.2 to DXC Technology Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (filed August 4, 2022) (file no. 001-38033))
10.14	Receivables Purchase Agreement dated as of December 21, 2016, among Computer Sciences Corporation, as Servicer, CSC Receivables LLC, as Seller, the persons from time to time party thereto as Purchasers and group agents, PNC Bank, National Association, as Administrative Agent and PNC Capital Markets LLC, as Structuring Agent (incorporated by reference to Exhibit 10.2 to Computer Sciences Corporation's Current Report on Form 8-K (filed December 23, 2016) (file no. 001-04850))
10.15	Third Amendment to the Receivables Purchase Agreement dated as of August 22, 2018, among Computer Sciences Corporation, as Servicer, CSC Receivables LLC, as seller, the persons from time to time party thereto as Purchasers and group agents, and PNC Bank, National Association, as Administrative Agent. (incorporated by reference to Exhibit 10.2 to DXC Technology Company's Current Report on Form 8-K (filed August 27, 2018) (file no. 001-38033))

10.16	Fourth Amendment to the Receivables Purchase Agreement dated as of September 24, 2018, among Computer Sciences Corporation, as Exiting Servicer, DXC Receivables LLC (f/k/a CSC Receivables LLC), as seller, DXC Technology Company, as Servicer, the persons from time to time party thereto as Purchasers and group agents, and PNC Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.2 to DXC Technology Company's Current Report on Form 8-K (filed September 27, 2018) (file no. 001-38033))
10.17	Sixth Amendment to the Receivables Purchase Agreement dated as of August 21, 2019, among DXC Receivables LLC (f/k/a CSC Receivables LLC), as Seller, DXC Technology Company, as Servicer, PNC Bank, National Association, as Administrative Agent, and the persons from time to time party thereto as Purchasers and Group Agents (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q (filed November 12, 2019) (file no. 001-38033))
10.18	Seventh Amendment to the Receivables Purchase Agreement dated as of November 22, 2019, among DXC Receivables LLC (f/k/a CSC Receivables LLC), as Seller, DXC Technology Company, as Servicer, PNC Bank, National Association, as Administrative Agent, and the persons from time to time party thereto as Purchasers and Group Agents (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q (filed February 7, 2020) (file no. 001-38033))
10.19	Eighth Amendment to the Receivables Purchase Agreement dated as of February 18, 2020, among DXC Receivables LLC (f/k/a CSC Receivables LLC), as Seller, DXC Technology Company, as Servicer, PNC Bank, National Association, as Administrative Agent, and the persons from time to time party thereto as Purchasers and Group Agents (incorporated by reference to Exhibit 10.34 to DXC Technology Company's Annual Report on Form 10-K (filed June 1, 2020)(file no. 001-38033))
10.20	Ninth Amendment to the Receivables Purchase Agreement dated as of May 29, 2020, among DXC Receivables LLC (f/k/a CSC Receivables LLC), as Seller, DXC Technology Company, as Servicer, PNC Bank, National Association, as Administrative Agent, and the persons from time to time party thereto as Purchasers and Group Agents (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q (filed August 7, 2020) (file no. 001-38033))
10.21	Tenth Amendment to the Receivables Purchase Agreement dated as of August 10, 2020, among DXC Receivables LLC (f/k/a CSC Receivables LLC), as Seller, DXC Technology Company, as Servicer, PNC Bank, National Association, as Administrative Agent, and the persons from time to time party thereto as Purchasers and Group Agents (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q (filed November 6, 2020) (file no. 001-38033))
10.22	Eleventh Amendment to the Receivables Purchase Agreement dated as of July 30, 2021, among DXC Receivables LLC (f/k/a CSC Receivables LLC), as Seller, DXC Technology Company, as Servicer, PNC Bank, National Association, as Administrative Agent, and the persons from time to time party thereto as Purchasers and Group Agents (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q (filed August 5, 2021) (file no. 001-38033))
10.23	Twelfth Amendment to the Receivables Purchase Agreement dated as of July 29, 2022, among DXC Receivables LLC (f/k/a CSC Receivables LLC), as Seller, DXC Technology Company, as Servicer, PNC Bank, National Association, as Administrative Agent, and the persons from time to time party thereto as Purchasers and Group Agents (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (filed August 4, 2022) (file no. 001-38033))
10.24	Thirteenth Amendment to the Receivables Purchase Agreement dated as of September 1, 2022, among DXC Receivables LLC (f/k/a CSC Receivables LLC), as Seller, DXC Technology Company, as Servicer, PNC Bank, National Association, as Administrative Agent, and the persons from time to time party thereto as Purchasers and Group Agents (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (filed November 4, 2022) (file no. 001-38033))
10.25	Fourteenth Amendment to the Receivables Purchase Agreement dated as of December 21, 2022, among DXC Receivables LLC (f/k/a CSC Receivables LLC), as Seller, DXC Technology Company, as Servicer, PNC Bank, National Association, as Administrative Agent, and the persons from time to time party thereto as Purchasers and Group Agents (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2022 (filed February 2, 2023) (file no. 001-38033))
10.26	Fourth Amended and Restated Performance Guaranty dated as of February 18, 2020, made by DXC Technology Company, as Performance Guarantor, in favor of PNC Bank, National Association, as Administrative Agent, for the benefit of the Purchasers (incorporated by reference to Exhibit 10.38 to DXC Technology Company's Annual Report on Form 10-K (filed June 1, 2020)(file no. 001-38033))
10.27*	DXC Technology Company 2017 Omnibus Incentive Plan (Amended and Restated effective August 13, 2020) (incorporated by reference to Appendix C to the Company's Proxy Statement for the 2020 Annual Meeting of Stockholder on Form DEF 14A (filed July 2, 2020) (file no.001-38033))
10.28*	DXC Technology Company 2017 Non-Employee Director Compensation Plan (Amended and Restated effective August 13, 2020) (incorporated by reference to Appendix D to the Company's Proxy Statement for the 2020 Annual Meeting of Stockholder on Form DEF 14A (filed July 2, 2020) (file no.001-38033))
10.29*	DXC Technology Company 2017 Share Purchase Plan (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 (filed March 31, 2017) (file no. 333-217053))
10.30*	DXC Technology Company Deferred Compensation Plan (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8 (filed March 31, 2017) (file no. 333-217054))

10.31*	Amendment to DXC Technology Company Deferred Compensation Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2017 (filed November 8, 2017) (file no. 001-38033))
10.32*	Form of Stock Option Award under the DXC Technology Company 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Periodic Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))
10.33*	Form of Fiscal 2024 Performance Based Restricted Stock Unit Award under the DXC Technology Company 2017 Omnibus Incentive Plan (filed herewith)
10.34*	Form of Fiscal 2023 Performance Based Restricted Stock Unit Award under the DXC Technology Company 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.27 to DXC Technology Company's Annual Report on Form 10-K (filed May 26, 2022)(file no. 001-38033))
10.35*	Form of Fiscal 2022 Performance Based Restricted Stock Unit Award under the DXC Technology Company 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the period ended March 31, 2021 (filed May 28, 2021) (file no. 001-38033))
10.36*	Form of Fiscal 2021 Performance Based Restricted Stock Unit Award under the DXC Technology Company 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2020 (filed August 7, 2020) (file no. 001-38033))
10.37*	Form of Fiscal 2024 Service Based Restricted Stock Unit Award under the DXC Technology Company 2017 Omnibus Incentive Plan (filed herewith)
10.38*	Form of Fiscal 2023 Service Based Restricted Stock Unit Award under the DXC Technology Company 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.31 to DXC Technology Company's Annual Report on Form 10-K (filed May 26, 2022)(file no. 001-38033))
10.39*	Form of Fiscal 2022 Service Based Restricted Stock Unit Award under the DXC Technology Company 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the period ended March 31, 2021 (filed May 28, 2021) (file no. 001-38033))
10.40*	Form of Fiscal 2021 Service Based Restricted Stock Unit Award under the DXC Technology Company 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2020 (filed August 7, 2020) (file no. 001-38033))
10.41*	Form of Restricted Stock Unit Agreement under the DXC Technology Company 2017 Non-Employee Director Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Periodic Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))
10.42*	DXC Technology Company Severance Plan for Senior Management and Key Employees (incorporated by reference to Exhibit 10.11 to the Company's Periodic Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))
10.43*	Amendment to the DXC Technology Corporation Severance Plan for Senior Management and Key Employees (incorporated by reference to Exhibit 10.2 to DXC Technology Company's Quarterly Report on Form 10-Q (filed November 8, 2018) (file no. 001-38033))
10.44*	Amendment No. 2 to the DXC Technology Company Severance Plan for Senior Management and Key Employees (incorporated by reference to Exhibit 10.49 to the Company's Annual Report on Form 10-K for the period ended March 31, 2021 (filed May 28, 2021) (file no. 001-38033))
10.45*	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.16 to the Company's Periodic Report on Form 8-K (filed April 6, 2017) (file no. 001-38033))
10.46*	Form of Career Share Restricted Stock Unit Award under the DXC Technology Company 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.45 to DXC Technology Company's Annual Report on Form 10-K (filed May 29, 2018) (file no. 001-38033))
10.47*	Form of Fiscal 2022 Career Share Restricted Stock Unit Award under the DXC Technology Company 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K for the period ended March 31, 2021 (filed May 28, 2021) (file no. 001-38033))
10.48*	Employment Agreement with Michael J. Salvino (incorporated by reference to Exhibit 10.1 to DXC Technology Company's Current Report on Form 8-K (filed September 12, 2019) (file no. 001-38033))
10.49*	Amendment to Employment Agreement with Michael J. Salvino dated May 27, 2021 (incorporated by reference to Exhibit 10.54 to the Company's Annual Report on Form 10-K for the period ended March 31, 2021 (filed May 28, 2021) (file no. 001-38033))
21	Significant Active Subsidiaries and Affiliates of the Registrant (filed herewith)
23	Consent of Independent Registered Public Accounting Firm
31.1	Section 302 Certification of the Chief Executive Officer
31.2	Section 302 Certification of the Chief Financial Officer
32.1**	Section 906 Certification of Chief Executive Officer
32.2**	Section 906 Certification of Chief Financial Officer

101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation
101.LAB	XBRL Taxonomy Extension Labels
101.PRE	XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Management contract or compensatory plan or agreement
**Furnished herewith

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DXC TECHNOLOGY COMPANY

Dated: May 18, 2023   By: /s/ Kenneth P. Sharp

Name: **Kenneth P. Sharp**
Title: **Executive Vice President and Chief Financial Officer**

Each person whose signature appears below constitutes and appoints Michael J. Salvino and Kenneth P. Sharp, and each or any of them, as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Report, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Michael J. Salvino **Michael J. Salvino**	Chairman, President and Chief Executive Officer (Principal Executive Officer)	May 18, 2023
/s/ Kenneth P. Sharp **Kenneth P. Sharp**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 18, 2023
/s/ Christopher A. Voci **Christopher A. Voci**	Senior Vice President and Corporate Controller (Principal Accounting Officer)	May 18, 2023
/s/ Mukesh Aghi **Mukesh Aghi**	Director	May 18, 2023
/s/ Amy E. Alving **Amy E. Alving**	Director	May 18, 2023
/s/ David A. Barnes **David A. Barnes**	Director	May 18, 2023

130

/s/ Raul J. Fernandez	Director	May 18, 2023
Raul J. Fernandez		
/s/ Anthony Gonzalez	Director	May 18, 2023
Anthony Gonzalez		
/s/ David L. Herzog	Lead Independent Director	May 18, 2023
David L. Herzog		
/s/ Karl Racine	Director	May 18, 2023
Karl Racine		
/s/ Dawn Rogers	Director	May 18, 2023
Dawn Rogers		
/s/ Carrie Teffner	Director	May 18, 2023
Carrie Teffner		
/s/ Akihiko Washington	Director	May 18, 2023
Akihiko Washington		
/s/ Robert F. Woods	Director	May 18, 2023
Robert F. Woods		

DXC Technology Board of Directors

Mike Salvino

Chairman, President and Chief Executive Officer of DXC Technology

Mukesh Aghi

President and Chief Executive Officer of USISPF (US-India Strategic Partnership Forum) and current member of Hindustan Media Ventures Ltd (HMVL) (India) board

Amy Alving

Former Chief Technology Officer of Leidos and current member of Fannie Mae and Howmet Aerospace boards

David Barnes

Former Senior Vice President, Chief Information and Global Business Services Officer of United Parcel Service (UPS)

Raul Fernandez

Vice Chairman and co-owner of Monumental Sports & Entertainment and current member of Broadcom board

Anthony Gonzalez

Former U.S. Congressman in the United States House of Representatives

David Herzog

DXC's Lead Independent Director; Former Chief Financial Officer of AIG and current member of MetLife and AMBAC Financial Group boards

Karl Racine

Former Attorney General of the District of Columbia and current Partner at Hogan Lovells

Dawn Rogers

Director of Human Capital at American Securities LLC and former Executive Vice President and Chief Human Resources Officer at Pfizer

Carrie Teffner

Former Interim Executive Chair of the Board of the Ascena Retail Group, former Chief Financial Officer of Crocs and current member of BFA Industries and IDG boards

Kiko Washington

Former Executive Vice President of worldwide human resources for Warner Bros. Entertainment

Robert Woods

Former Senior Vice President and Chief Financial Officer at Sungard Data Systems Inc.

NON-GAAP RECONCILIATIONS

Free Cash Flow

(in millions)	FY23	FY22
Cash Flow from (used in) Operations	$ 1,415	$ 1,501
Less Capital Expenditures:		
Purchase of property and equipment	(267)	(254)
Transition and transformation contract costs	(223)	(209)
Software purchased or developed	(188)	(295)
Free Cash Flow	$ 737	$ 743

EBIT and Adjusted EBIT

(in millions)	FY23	FY22
Net income (loss)	$ (566)	$ 736
Income tax expense (benefit)	(319)	405
Interest income	(135)	(65)
Interest expense	200	204
EBIT	(820)	1,280
Restructuring costs	216	318
Transaction, separation, and integration-related costs	16	26
Amortization of acquired intangible assets	402	434
Gains and losses on disposition of businesses	(190)	(341)
Debt extinguishment costs	-	311
Pension and OPEB actuarial and settlement gains and losses	1,431	(684)
Impairment losses	19	31
Merger related indemnification	46	-
SEC Matter	8	-
Arbitration loss	29	-
Adjusted EBIT	$ 1,157	$ 1,375
EBIT margin	(5.7)%	7.9%
Adjusted EBIT margin	8.0%	8.5%

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DXC stockholder information

Stock Information

Common stock symbol: DXC, listed and traded on the New York Stock Exchange. As of May 26, 2023, there were 210,074,404 shares of common stock outstanding and 38,833 stockholders of record.

Transfer Agent and Registrar

All inquiries concerning registered stockholder accounts and stock transfer matters, including address changes and consolidation of multiple accounts, should be directed to EQ Shareowner Services, DXC's transfer agent and registrar.

Regular mail:
EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874

First Class, registered and certified mail:
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
www.shareowneronline.com

By phone:
1.800.468.9716 (U.S. Domestic)
1.651.450.4064 (International)

Financial Community Information

Institutional and individual investors, financial analysts and portfolio managers can submit written requests, including requests for DXC filings with the U.S. Securities and Exchange Commission (SEC), to:
20408 Bashan Drive, Suite 231
Ashburn, VA 20147
1.703.245.9700
investor.relations@dxc.com

To enroll in electronic delivery of DXC's Proxy Statement, Annual Report and other materials, log on to www.proxyvote.com.

DXC Website

Additional DXC information is available at https://investors.dxc.com/investor-relations, including all of the documents DXC files with or furnishes to the SEC, which are available free of charge.

Annual Meeting

The Annual Meeting of Stockholders will be held on July 25, 2023 at 10:30 a.m. Eastern Time and will be a virtual meeting conducted via live webcast. Attend the meeting online and submit your questions during the meeting by visiting: www.virtualshareholdermeeting.com/DXC2023.

To participate in the Annual Meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompany your proxy materials.

Independent Auditors

Deloitte & Touche LLP
7900 Tysons One Place, Suite 800
McLean, VA 22102

Forward-Looking Statements

All statements in this annual report that do not directly and exclusively relate to historical facts constitute "forward-looking statements." These statements represent current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of our control. For a written description of these factors, see the section titled "Risk Factors" in the Form 10-K and any updating information in subsequent SEC filings.

No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.



About DXC Technology

DXC Technology (NYSE: DXC) helps global companies run their mission-critical systems and operations while modernizing IT, optimizing data architectures, and ensuring security and scalability across public, private and hybrid clouds. The world's largest companies and public sector organizations trust DXC to deploy services to drive new levels of performance, competitiveness, and customer experience across their IT estates. Learn more about how we deliver excellence for our customers and colleagues at DXC.com.

www.dxc.com